2022
Notice of Annual Meeting
and Proxy Statement

February 1, 2022 at 5:30 p.m. CST

 **Rockwell Automation**

MESSAGE FROM OUR CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER



BLAKE D. MORET
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

December 14, 2021

Dear Fellow Shareowners:

The initial challenges of the COVID-19 pandemic accelerated Rockwell Automation's transformation in 2020 and we made great progress in building on and operationalizing changes in fiscal 2021. Across all three business segments, in sales and marketing, and through our other functional areas, we have picked up the pace to create a pure play industrial automation and information company unlike any other.

Rockwell returned to growth this year, as automation of essential manufacturing processes helped the world recover. We stepped up investment in both internal development and acquisitions to expand our value in new industries and applications. Additional investments underscored our commitment to our people, who remain the foundation of our success.

The outlook for 2022 is exciting, as high backlog, continued strong orders, and very good execution give us confidence in our forecast. Continued very low order cancellation rates and direct line of sight to end customer projects validate the durability of this demand, and continued supply chain challenges are prudently embedded in even the top end of our guidance range.

Our mid- and long-term differentiation is strengthened by the growing capabilities of our management team, important new product releases showcased at our Automation Fair last month, and an evolving partner eco-system that is recognized as the best in the business.

The Rockwell Board has embraced this transformation, encouraging a sense of urgency and relentless quest for finding new ways to win. The evolution of our culture is modeled by the Board and seen throughout our 24,500 worldwide employees, creating a shared purpose that more rapidly integrates new

> "ROCKWELL RETURNED TO GROWTH THIS YEAR, AS AUTOMATION OF ESSENTIAL MANUFACTURING PROCESSES HELPED THE WORLD RECOVER."

talent with experienced Rockwell employees. I'm proud of the way that new employees from recent acquisitions such as Plex, Fiix, Kalypso, and ASEM are having an influence that goes beyond their acquired businesses. I'm also grateful for the way that the thousands of other employees who have joined Rockwell in the last year are being welcomed by their management and human resources teams, under conditions that remain very difficult. As I meet with new hires, I'm impressed by the diverse perspectives they bring and by their conviction that what we do matters.

Our technology and people are helping to build a more resilient economy through solutions that enable safe, secure remote operation of manufacturing processes. We are unlocking new agility with advanced material handling products and software that simulates and optimizes new production. And we are helping industrial companies grow more sustainably, by running existing processes more efficiently and by helping renewable energy producers lower their costs and increase their capacity. Our rock-solid automation products and new sources of value have never been more in demand, and nobody is better positioned to bring them together for even more impact.

We're working every day to do extraordinary things for our customers. Thank you for your trust in and your ownership of Rockwell Automation.

BLAKE D. MORET
Chairman, President and Chief Executive Officer

TABLE OF CONTENTS

NOTICE OF 2022 ANNUAL MEETING OF
SHAREOWNERS   1

PROXY SUMMARY   2
   VOTING MATTERS   2
   BOARD AND GOVERNANCE HIGHLIGHTS   2
   EXECUTIVE COMPENSATION   4

PROXY STATEMENT   5
   2022 ANNUAL MEETING   5
   ROCKWELL AUTOMATION OVERVIEW   5

CORPORATE GOVERNANCE   6
   LEAD INDEPENDENT DIRECTOR LETTER   6
   ENVIRONMENTAL, SOCIAL, AND GOVERNANCE   7
   BOARD'S ROLE AND RESPONSIBILITIES   9
   SHAREOWNER ENGAGEMENT   11
   COMMUNICATIONS TO THE BOARD AND OMBUDS   11
   BOARD STRUCTURE   12
   BOARD MEETINGS AND COMMITTEES   13
   INDEPENDENT DIRECTOR SESSIONS   13
   BOARD PROCESSES   17
   RELATED PERSON TRANSACTIONS   18
   CORPORATE GOVERNANCE DOCUMENTS   19

ELECTION OF DIRECTORS   20
   BOARD OF DIRECTORS   20
   ITEM 1. DIRECTOR NOMINEES AND CONTINUING
        DIRECTORS   24

DIRECTOR COMPENSATION   30
   ANNUAL DIRECTOR COMPENSATION   30
   DIRECTOR STOCK OWNERSHIP REQUIREMENT   31
   DIRECTOR COMPENSATION FOR FISCAL 2022   31
   DIRECTOR COMPENSATION TABLE   32

COMPENSATION AND TALENT MANAGEMENT
COMMITTEE REPORT   32

EXECUTIVE COMPENSATION   33
   ITEM 2. PROPOSAL TO APPROVE COMPENSATION OF OUR
        NAMED EXECUTIVE OFFICERS   34

COMPENSATION DISCUSSION AND ANALYSIS   34
SUMMARY COMPENSATION TABLE   50
GRANTS OF PLAN-BASED AWARDS TABLE   52
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
TABLE   54
OPTION EXERCISES AND STOCK VESTED TABLE   55
PENSION BENEFITS TABLE   56
NON-QUALIFIED DEFERRED COMPENSATION   58
NON-QUALIFIED DEFERRED COMPENSATION TABLE   59
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE
OF CONTROL   59
RATIO OF ANNUAL COMPENSATION FOR THE CEO TO
OUR MEDIAN EMPLOYEE   62

AUDIT MATTERS   63
   ITEM 3. PROPOSAL TO APPROVE THE SELECTION OF
        INDEPENDENT REGISTERED PUBLIC
        ACCOUNTING FIRM   63
   AUDIT COMMITTEE REPORT   65

STOCK OWNERSHIP INFORMATION   66
   OWNERSHIP OF EQUITY SECURITIES OF THE COMPANY   66

OTHER INFORMATION   68
   SUPPLEMENTAL FINANCIAL INFORMATION   68
   OTHER MATTERS   70
   ANNUAL REPORT   70
   SHAREOWNER PROPOSALS FOR 2023 ANNUAL MEETING   71

GENERAL INFORMATION ABOUT THE MEETING
AND VOTING   72
   DISTRIBUTION AND ELECTRONIC AVAILABILITY OF
   PROXY MATERIALS   72
   SHAREOWNERS SHARING THE SAME ADDRESS   72
   QUESTIONS AND ANSWERS ABOUT THE ANNUAL
   MEETING AND VOTING   73
   EXPENSES OF SOLICITATION   75

IMPORTANT NOTICE REGARDING THE
AVAILABILITY OF PROXY MATERIALS FOR
THE ANNUAL MEETING OF SHAREOWNERS TO
BE HELD ON FEBRUARY 1, 2022   76

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NOTICE OF 2022 ANNUAL MEETING OF SHAREOWNERS

MEETING INFORMATION

TUESDAY, FEBRUARY 1, 2022
5:30 p.m. CST

VIRTUAL ANNUAL MEETING
Attend the meeting online and vote at
www.virtualshareholdermeeting.com/ROK2022

TO THE SHAREOWNERS OF ROCKWELL AUTOMATION, INC.

You are cordially invited to attend our 2022 Annual Meeting of Shareowners on Tuesday, February 1, 2022, at 5:30 p.m. (Central Standard Time). The meeting will be a completely virtual meeting of shareowners conducted via live audio webcast for the following purposes:

Item 1 – to elect as directors the four nominees named in the accompanying proxy statement;

Item 2 – to approve on an advisory basis the compensation of our named executive officers;

Item 3 – to approve the selection by the Audit Committee of our Board of Directors of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2022;

and to transact such other business as may properly come before the meeting.

RECORD DATE

December 6, 2021

WHO MAY VOTE

You may vote if you were a shareowner of record at the close of business on the December 6, 2021 record date.

IMPORTANT MEETING INFORMATION

You will find information about the business to be conducted at the meeting in the attached proxy statement. Due to the continued public health impact of the COVID-19 pandemic, and to support the health and well-being of our shareowners, employees and communities, this year's annual meeting will be held online via a live audio webcast. Shareowners will be able to listen to the annual meeting live online, submit questions, and vote their shares virtually. You can read about our performance in the accompanying 2021 Annual Report on Form 10-K. In addition, we make available on our Investor Relations website at *https://ir.rockwellautomation.com/investors* a variety of information for investors.

Your vote is important to us. Whether or not you plan to attend the meeting, it is important that your shares are represented and voted. We encourage you to vote before the meeting by returning your proxy card or voting via the internet or by telephone. If you decide to attend the meeting, you will still be able to vote online during the meeting, even if you previously submitted your proxy. If you plan to attend the meeting, please follow the instructions on page 73 of this proxy statement for login instructions.

DISTRIBUTION

We are furnishing our proxy materials to our shareowners over the internet using "Notice and Access" delivery. This method reduces the environmental impact of our annual meeting. Certain shareowners will receive a printed copy of our proxy materials.

By order of the Board of Directors,

Rebecca W. House

REBECCA W. HOUSE
Secretary
December 14, 2021

HOW TO CAST YOUR VOTE:
You can vote by any of the following methods:



INTERNET
(www.proxyvote.com) until
January 31, 2022



BY TELEPHONE
(1-800-690-6903) until
January 31, 2022



BY MAIL
Complete, sign and return your proxy
by mail by January 27, 2022



ONLINE AT THE MEETING
You may vote your shares
during the meeting by visiting our annual meeting website.

Note: The Board of Directors solicits votes by the execution and prompt return of the accompanying proxy in the enclosed return envelope or by use of the Company's telephone or internet voting procedures.

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider and you should read the entire proxy statement carefully before voting. Page references are supplied to help you find further information in this proxy statement.

VOTING MATTERS

We are asking you to vote on the following proposals at the Annual Meeting:

ITEM	BOARD RECOMMENDATION	PAGE
Item 1: Election as directors of the four nominees named in this proxy statement	FOR each nominee	24
Item 2: Advisory vote to approve the compensation of our named executive officers	FOR	34
Item 3: Vote to approve the selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2022	FOR	63

BOARD AND GOVERNANCE HIGHLIGHTS

- All directors and nominees are independent except our Chairman
- Our Lead Independent Director's responsibilities are outlined in a Lead Independent Director Charter
- Balanced director tenure with three directors having more than nine years of service and five with less than six years of service
- Director term limits and mandatory retirement age
- Balanced director ages with three directors under age 60
- Diverse Board, with three female directors and two African-American directors
- Highly engaged Board with only two directors having missed one of the meetings of the Board or Committees on which they serve
- Annual Board, Committee, individual director, and Lead Independent Director evaluations and assessment of Board leadership structure

- By-laws provide for proxy access by shareowners
- Code of Conduct for all employees and directors, with Board oversight of Code of Conduct matters relating to senior officers and directors
- Stock ownership requirements for officers and directors
- Anti-hedging and anti-pledging policies for officers and directors
- Ethics training annually for all employees and directors
- Long-standing commitment to corporate responsibility and sustainability
- Active shareowner outreach and engagement

SUMMARY OF BOARD COMPOSITION

The following chart highlights Board composition and certain key attributes of our director nominees and continuing directors on the Board. Additional information about each director's experience and qualifications is set forth in their profiles.

         

	WILLIAM P. GIPSON	J. PHILLIP HOLLOMAN	STEVEN R. KALMANSON	JAMES P. KEANE	BLAKE D. MORET	PAM MURPHY	DONALD R. PARFET	LISA A. PAYNE	THOMAS W. ROSAMILIA	PATRICIA A. WATSON
Committee Membership										
Audit	✓			♟		✓				✓
Compensation and Talent Management		✓	✓					♟	✓	
Board Composition and Corporate Governance		✓	♟	✓				✓		
Technology	✓					✓			♟	✓
Other Information										
Age	64	66	69	62	59	48	69	63	60	55
Tenure	1	8	10	10	5	2	13	6	5	4
Independent	✓	✓	✓	✓		✓	✓	✓	✓	✓
Diverse Gender or Ethnicity	✓	✓				✓		✓		✓
Other Public Company Boards	1	2	0	1	1	1	2	1	0	1
Term Expiring	2023	2024	2024	Nominee	Nominee	2023	2023	2024	Nominee	Nominee

♟ Chair

DIRECTOR HIGHLIGHTS

AGE

3 <60	4 60-64	3 65-69

MEDIAN **63** AVERAGE AGE **62**

TENURE



- 2 < 4 years
- 4 4-6 years
- 1 7-9 years
- 3 10+ years

AVERAGE TENURE **6.4**

DIVERSITY



50% DIVERSE

5 White Men
3 White Women
2 African-American Men

DIRECTOR EXPERIENCE



CEO/Executive Leadership — 10
Global Business — 7
Financial/Accounting — 10



Industry/Operational/Manufacturing — 8
Technology & Innovation — 7



Sales & Marketing — 6
Risk and Governance — 10

ATTENDANCE RATE PER DIRECTOR IN FY21



8 directors attending every meeting
2 directors missed one meeting

EXECUTIVE COMPENSATION

We seek sustained growth and performance through a business strategy that depends on our executives for planning and execution. We believe it is important to align the compensation of our leadership with this growth and performance strategy through pay for performance, with appropriate levels of risk that are aligned with shareowner interests. We believe our shareowners support this philosophy based on positive shareowner approval of our executive compensation program.

We strive to align our compensation programs with best practices that address shareowner interests as provided in the Compensation Discussion & Analysis section. Our executive compensation program includes:

Element	Form of Award	Program Components	Period	2021 Total Target Direct Compensation Mix: CEO	2021 Total Target Direct Compensation Mix: Other NEOs		
Base Salary	Cash	Competitive pay based on scope, experience, and performance	One year	12%	19%		
Annual Incentive (ICP)	Cash	Performance on four key financial goals with adjustment for company performance against strategic goals and individual performance	One year	18%	17%	AT-RISK PAY	PERFORMANCE BASED
Long-Term Incentive (LTI)	Performance Shares (40%)	Realized value based on TSR performance relative to the S&P 500 Selected GICS (Capital Goods, Software and Services, and Technology, Hardware, and Equipment)	Vest after three years	70%	64%	AT-RISK PAY	PERFORMANCE BASED
	Stock Options (30%)	Realized value based on appreciation in stock price relative to original grant price	Vest over three years in three equal annual installments			AT-RISK PAY	PERFORMANCE BASED
	Time-based Restricted Stock (30%)	Realized value based on our stock price performance	Vest over three years in three equal annual installments			AT-RISK PAY	

We have a long-standing and strong orientation toward pay for performance in our executive compensation program. In response to the evolving conditions and uncertainty the COVID-19 pandemic presented, we implemented temporary cost reduction actions, including reduction in executive compensation, that began in fiscal 2020 and ended during the first quarter of fiscal 2021. Reflecting our pay-for-performance orientation, no adjustments were made to fiscal 2020 performance targets or our zero annual incentive and below target performance share payout.

Economic conditions stabilized in fiscal 2021, and the Company benefited from the work done by all our employees to achieve strong fiscal 2021 financial results. Again, in accordance with our pay-for-performance orientation, we took actions in fiscal 2021 to recognize these results. The actions taken in fiscal 2020 and 2021, outlined below, applied consistently across all participants in these programs:

FY2020 Incentive:
- No annual incentive payout
- 3-year performance share payout of 93% of target for the period ending September 30, 2020

›

For the period April 27 to December 6, 2020:
- Base salary reduction of 25% for our CEO and 15% for our other NEOs
- Suspension of US savings plan company match

›

FY2021 one-time Non-Elective contribution of $500 to US savings plan participants on December 7, 2020

›

FY2021 Salary increase was delayed until July 2021 for employees hired before July 2020; no increase provided to our CEO

›

FY2021 Incentive:
- Above target annual incentive payouts (139.1% average payout for NEOs)
- 3-year performance share payout of 144% of target for the period ending September 30, 2021

Our compensation actions helped to minimize workforce reductions and enabled us to make strategic investments that enhance value to our customers across diverse industries and deliver value to our shareowners through fast growth from areas of new value.

PROXY STATEMENT

2022 ANNUAL MEETING

This proxy statement and the accompanying proxy are furnished in connection with the solicitation by our Board of Directors (our Board) of proxies to be used at the Annual Meeting of Shareowners of Rockwell Automation on February 1, 2022 (the Annual Meeting) and at any adjournment of the Annual Meeting. We will refer to the company in this proxy statement as "we," "us," "our," the "Company" or "Rockwell Automation."

> **THIS PROXY STATEMENT AND FORM OF PROXY ARE BEING DISTRIBUTED OR MADE AVAILABLE TO SHAREOWNERS BEGINNING ON OR ABOUT DECEMBER 22, 2021.**

ROCKWELL AUTOMATION OVERVIEW

We are a global leader in industrial automation and digital transformation. We connect the imaginations of people with the potential of technology to expand what is humanly possible, making the world more productive and more sustainable. Our hardware and software products, solutions and services are designed to meet our customers' needs to reduce total cost of ownership, maximize asset utilization, improve time to market and reduce enterprise business risk.

Our principal executive office is located at 1201 South Second Street, Milwaukee, Wisconsin 53204, USA. Our telephone number is +1 (414) 382-2000, and our website is located at *https://www.rockwellautomation.com.* Our common stock trades on the New York Stock Exchange (NYSE) under the symbol ROK.

> **THIS PROXY STATEMENT INCLUDES STATEMENTS RELATED TO THE EXPECTED FUTURE RESULTS OF THE COMPANY AND ARE THEREFORE FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTIONS DUE TO A WIDE RANGE OF RISKS AND UNCERTAINTIES, INCLUDING THOSE THAT ARE LISTED IN OUR SEC FILINGS.**

CORPORATE GOVERNANCE

LEAD INDEPENDENT DIRECTOR LETTER



DONALD R. PARFET
LEAD INDEPENDENT DIRECTOR

"THE BOARD IS ACTIVELY ENGAGED WITH THE COMPANY'S INITIATIVES THAT UNDERSCORE OUR COMMITMENT TO MAINTAINING A STRONG AND INCLUSIVE CULTURE."

Dear Fellow Shareowners:

On behalf of our Board, thank you for your investment in the Company and the trust you place in us to oversee your interests in its success. The Board is committed to independent oversight and strong corporate governance to enhance the value of your investment over the long term. As always, this year we worked closely with the Company's management team to guide its strategic priorities as it addressed near-term challenges related to the COVID-19 pandemic and invested in opportunities that will drive the Company's growth and create long-term shareowner value. I am pleased to update you on the Board's priorities and actions over the past year.

Board Oversight of Company Strategy and Risk

In addition to the Company's outstanding work to manage through the challenges brought on by the pandemic, this year was pivotal for the Company's continued strategic transformation. The Company successfully operationalized its three new business segments that align with the value we deliver to customers. This year was also notable for the addition of new senior leaders who are adding expertise and different perspectives to help deliver the Company's strategy. The Board was actively involved in their recruitment and hiring, and we are committed to adding leaders who are not only well-positioned to drive growth and value, but also share our commitment to our strong culture, including a keen focus on integrity, diversity, equity, and inclusion. In September we announced the completion of the acquisition of Plex Systems, which further accelerates growth in strategic areas of focus. The Board's conversations on this transaction, as well as the other acquisitions this year, were part of our broader discussions at Board meetings where directors engaged in meaningful dialogue about the Company's corporate strategy and key risks and opportunities. Our directors diligently provide this oversight with a purposefully curated mix of skills and experiences. As a Board we are aligned on the Company's strategic direction and committed to open communication with the management team.

Board Oversight of Environmental, Social and Governance Initiatives

The Company's strategy incorporates and is informed by our environmental, social, and governance (ESG) initiatives. The management team worked proactively with and received guidance from the Board as it addressed not only traditional human capital management issues but also novel issues presented by the pandemic. The Board is actively engaged with the Company's initiatives that underscore our commitment to maintaining a strong and inclusive culture. Directors were involved in the recruitment of our new Chief Diversity, Equity and Inclusion officer, participated in diversity and inclusion programs with our employees, and continued our practice of meeting key talent across the organization. Our involvement with the Company's stakeholders does not stop with employees. The Board reviews shareowner communications sent to its attention and is informed about shareowner feedback provided during the Company's year-round investor engagements. We continue to use shareowner input to inform our governance practices to ensure they remain strong. I encourage you to review the Company's annual Sustainability Report, which provides additional information about our Sustainability Strategy across ESG initiatives, which is focused on creating a sustainable Company, sustainable communities, and sustainable customers.

Again, thank you for your investment in the Company. It is my privilege to serve as Lead Independent Director of the Board, and I greatly value your continued support.

DONALD R. PARFET
Lead Independent Director

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE

Sustainability is central to our mission to make the world more productive and more sustainable, and to our promise of Expanding Human Possibility. We have long understood that sustainability is a key imperative for our business and our stakeholders and we continuously adapt our sustainability approach to meet new challenges and make a meaningful, lasting difference in the world. Under the three sustainability pillars of Environmental, Social, and Governance (ESG), we prioritize the topics we believe will create the most value and help us deliver three outcomes: Sustainable Customers, Sustainable Company, and Sustainable Communities.

ENVIRONMENTAL

Rockwell Automation is uniquely positioned to have a positive impact on the world because we help our customers to achieve their own sustainability goals. We offer innovative ways to reduce waste, increase operational and resource efficiency, and enable customers to successfully navigate sustainable digital transformation. We strive to operate our own business with maximum efficiency with a focus on programs and initiatives to maximize resource efficiency (energy, water, waste) to reduce demand and emissions. In 2010, we set a goal to cut greenhouse gas emissions intensity 30%, from a 2008 baseline, by 2022. Through various resource efficiency initiatives, in 2018 we met our goal four years early. In November 2020, we announced our goal to be carbon neutral by 2030 (scope 1 and 2 emissions). In 2021 we released our first Global Reporting Initiative report and announced the creation of our new sustainability team tasked with driving our holistic strategy for all aspects of sustainability. We also plan to release our first ever Task Force on Climate-Related Disclosures (TCFD) report by late December.

SOCIAL

We are committed to making a positive impact on the world by investing in the communities where our employees live and work. Programs and activities that build science, technology, engineering, and math (STEM) skills are our key philanthropic focus. We invest heavily in university and workforce training programs that address shortages of skilled manufacturing talent while providing access to family-supporting jobs. Every partnership is designed to provide equitable access to people with diverse backgrounds and experiences.

Our diverse workforce and inclusive culture are a competitive advantage that improve our ability to recruit and retain top talent, maximizing innovation, teamwork, and problem-solving to accelerate business growth. In 2021 we increased investments to promote diversity, equity and inclusion (DEI) more broadly across our organization and hired our first Chief Diversity, Equity and Inclusion Officer. He leads the team responsible for designing and operationalizing our holistic DEI strategy that reaches employees, suppliers, and commercial and community partners. Our strategy builds on over a decade of work, with newer initiatives focused on including progress on strategic company goals, including DEI, in our executive compensation program and formally training leaders to manage and sponsor employees across difference. Our culture extends to our responsible supply chain practices. Our suppliers and distributors follow our Supplier and PartnerNetwork Codes of Conduct and abide by social compliance standards to support human rights, labor rights, security, and diversity and inclusion.

Integrity guides our every action as we inspire, enable and equip our people to innovate, outperform our competitors, and deliver on the needs of our customers. Our culture is focused on four tenets: strengthening our commitment to and demonstration of integrity, diversity, equity and inclusion, comparing ourselves to the best alternatives, increased speed of decision making, and ensuring a steady stream of fresh ideas, all in an effort to create an inclusive environment where all employees can and want to do their best work.

We believe the health and safety of our employees is integral to operational excellence. We strive for zero workplace injuries and illnesses and operate in a manner that recognizes safety as fundamental to the employee experience. We demonstrate leadership with our safety performance and have consistently reported best-in-class recordable case rate measures.

GOVERNANCE

Our Governance pillar includes a focus on ethics and integrity, cybersecurity, product quality and safety, enterprise risk management, corporate governance and engaging our stakeholders. The following provides an overview of certain of our corporate governance practices and Board attributes:

BOARD OF DIRECTORS

- Size of Board – 10
- Plurality vote with director resignation policy for failure to receive a majority of votes cast in uncontested director elections
- Lead Independent Director
- All directors are expected to attend the Annual Meeting
- Generally directors do not stand for re-election after age 72
- Director term limit

BOARD COMPOSITION

- Number of independent directors - 9
- Diverse Board with different backgrounds, experiences and expertise, as well as balanced mix of ages and tenure of service
- All Board members have experience with corporate governance matters
- Audit Committee has financial experts
- Three female directors and two African-American directors

BOARD PROCESSES

- Independent directors meet without management present
- Annual Board and Committee self-assessments and individual director and Lead Independent Director evaluations
- Board orientation program
- Guidelines on Corporate Governance approved by Board
- Board plays active role in strategy, risk and ESG oversight
- Full Board regularly reviews succession planning for CEO and senior management

SHAREOWNER RIGHTS

- Confidential voting policy
- By-laws provide proxy access to shareowners

ALIGNMENT WITH SHAREOWNERS

- Annual equity grants align interests of directors and officers with those of shareowners
- Annual advisory approval of executive compensation by shareowners
- Stock ownership requirements for officers and directors
- Active shareowner outreach and engagement

COMPENSATION

- No employment agreements with officers
- Limited use of change of control agreements
- Executive compensation is tied to performance – 67% of CEO pay and 62% of other NEO pay is performance-based
- Anti-hedging and anti-pledging policies for directors and officers
- Recoupment policy and clawback agreements

INTEGRITY AND COMPLIANCE

- Code of Conduct for employees, officers and directors
- Supplier and PartnerNetwork Codes of Conduct
- Board oversight of Code of Conduct matters relating to senior officers and directors
- Environmental, health and safety policies
- Annual training on ethics is required for all employees and the Board
- Commitment to corporate responsibility and sustainability
- Annual Sustainability Report

OTHER

- Employees may vote their shares in Company-sponsored plans
- An independent inspector tabulates shareowner votes for the Annual Meeting
- Disclosure Committee ensures timely and accurate disclosures in SEC reports
- No multiple voting rights, enhanced voting rights, voting certificates, or non-voting shares

BOARD'S ROLE AND RESPONSIBILITIES

OVERVIEW

The Board is responsible for overseeing the business and affairs of the Company, including corporate governance, corporate responsibility, business strategy, enterprise risk, business performance, capital management, executive compensation, and human capital management, including succession planning and development of the executive management team. The Board is focused on helping the Company achieve long-term value creation for its shareowners and other stakeholders and maintaining the Company's strong commitment to integrity and ethical conduct in all of the Company's relationships and business transactions.

BOARD'S ROLE IN RISK OVERSIGHT

The Board provides oversight of management's program of enterprise risk management and reviews significant risks through both the whole Board and its Committees. Our Annual Report on Form 10-K for the year ended September 30, 2021 contains a detailed description of the most significant enterprise risks that we face.

BOARD RESPONSIBILITY

The Board has primary responsibility for oversight of management's program of enterprise risk management for the Company. The standing Committees of the Board address the risks related to their respective areas of oversight. Our risk oversight is aligned with the Board's oversight of the Company's strategies and business plans. Thus, the Board ordinarily receives reports on the risks implicated by the Company's strategic decisions concurrent with the deliberations leading to those decisions. The full Board annually receives an update on the enterprise risk management program and receives reports from management on enterprise risks that are not specifically assigned to a Committee.
In general, the Committees oversee the following risks:

AUDIT COMMITTEE

- Responsible for reviewing the overall guidelines and policies that govern our process for risk assessment and management
- Provides oversight regarding financial risks
- Receives regular reports on management policies and practices relating to the Company's financial statements and the effectiveness of internal controls over financial reporting
- Receives regular reports from the Company's independent auditors and general auditor, as well as the Chief People and Legal Officer, the Chief Compliance Officer, and the Ombuds, regarding legal and compliance risks

COMPENSATION AND TALENT MANAGEMENT COMMITTEE

- Considers the risk implications of the incentives created by our compensation programs
- Oversees risk implications for our strategies and initiatives relating to talent management

TECHNOLOGY COMMITTEE

- Oversees risks related to technology, including information and product and service security
- Conducts an annual review of the cybersecurity risks associated with product and service security and secure development environments, including a detailed review of management action plans to address any audit findings relating to those risks

BOARD COMPOSITION AND CORPORATE GOVERNANCE COMMITTEE

- Oversees governance-related risks, including conflicts of interest, director independence, Board and Committee structure and performance, and Code of Conduct matters, including for senior executives and directors
- Oversees risk implications of policies and practices with respect to corporate responsibility and culture, involving diversity, equity and inclusion, safety and environmental protection and sustainability

MANAGEMENT RESPONSIBILITY

The responsibility for managing risk rests with executive management. Management periodically reports to the Board regarding the system that is used to assess, manage and monitor risks. Management also reports to the Board on the risks it has assessed to be the most significant, together with management's plans to mitigate those risks. Executive officers are assigned responsibility for managing the risks deemed most significant.

BOARD'S ROLE IN MANAGEMENT SUCCESSION PLANNING

Our Board considers succession planning and development to be a critical part of the Company's long-term strategy. The Board oversees CEO and senior management succession and development plans and receives regular reports on employee engagement and retention matters. The Board also takes an active role in the oversight of overall talent management and has opportunities to engage with high potential and emerging leaders and interact with and assess talent throughout the organization. In particular, the Board Composition and Corporate Governance Committee defines the skills, attributes and other criteria to be used for succession plans and recruitment for the CEO, and the Compensation and Talent Management Committee oversees the succession and development of other senior management. At least annually the full Board reviews senior management succession and development plans with our CEO. With regard to CEO succession planning, the Board regularly discusses potential CEO candidates and their development and preparedness.

BOARD'S ROLE IN ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS

Corporate responsibility and sustainability are important priorities for the Board and the Company. We have a strong commitment to being an ethical and responsible company acting with integrity and respect for each other, our communities and the environment, which starts with the tone set by the Board. We adhere to a Code of Conduct that applies to all employees and directors. The Code of Conduct is based on principles and laws that guide the decisions and actions of our employees.

The Board has primary responsibility for oversight of ESG matters, including initiatives and programs related to sustainability, corporate culture, and human capital management, with the standing Committees supporting the Board by addressing these specific ESG matters related to their respective areas of oversight. The Board Composition and Corporate Governance Committee reviews and assesses the Company's policies and practices with respect to matters affecting the Company's culture and corporate responsibilities, including environmental protection and sustainability. In relation to human capital management in particular, the standing Committees of the Board address the risks related to their respective areas of oversight as outlined below.

BOARD OVERSIGHT OF HUMAN CAPITAL MANAGEMENT

Area		Committee
Employee Wellness and Safety	• We strive for zero workplace injuries and illnesses and operate in a manner that recognizes safety as fundamental to the Company being a great place to work. • We provide wellness and employee assistance programs to create a workplace that is healthier and more productive.	• Board Composition and Corporate Governance • Compensation and Talent Management
CEO Succession Planning	• We define the necessary skills and attributes of the CEO based on the Company's short and long-term strategy. • We regularly review CEO succession plans, including emergency CEO succession.	• Board Composition and Corporate Governance
Ethics and Compliance	• It is critical that all our employees let integrity guide every action, constantly adhering to our Company's Code of Conduct, so we win the right way.	• Board Composition and Corporate Governance • Audit
Culture	• Culture is the foundation for our accelerated growth. At Rockwell, we focus on four tenets of our culture: strengthening our commitment to and demonstration of integrity, diversity, equity and inclusion, comparing ourselves to the best alternatives, increased speed of decision making, and ensuring a steady stream of fresh ideas.	• Board Composition and Corporate Governance
Diversity, Equity and Inclusion	• Our diverse and inclusive culture allows us to fully leverage innovation and teamwork while delivering our commitments to employees, customers and shareowners. We want to achieve a workforce that reflects the communities where we live and work globally.	• Board Composition and Corporate Governance
Talent/Workforce Management	• The strategic management of talent means we hire and retain the right talent, both for immediate needs and for meeting the requirements of future business strategies. We foster this management with programs that focus on: • Acquiring and retaining the best talent for our business needs • Talent development and training • Succession planning for senior management	• Compensation and Talent Management • Technology
Employee Engagement	• We want to be a place where everyone can and wants to do their best work, which is why we measure employee engagement to remove barriers, take rapid action, and improve employee experience.	• Compensation and Talent Management

Area		Committee
Succession Planning for Senior Leaders	• We focus on leadership development to ensure we are building the necessary skills and talent for the future. • We actively manage the pipeline of key Company talent.	• Compensation and Talent Management
Executive Compensation	Our executive compensation program is designed to • Motivate executives to create shareowner value • Attract and retain executive talent • Balance rewards based on performance from our financial results and strategic goals with appropriate risk-taking	• Compensation and Talent Management
Total Rewards – Broader Workforce	• We are committed to providing competitive compensation, benefits, and well-being programs to ensure we attract, motivate, and retain talent across our global workforce.	• Compensation and Talent Management

SHAREOWNER ENGAGEMENT

We believe that effective corporate governance should include regular engagement with our shareowners. We are committed to fostering strong relationships and an open dialogue with shareowners through our ongoing program of outreach to shareowners that is management-led and overseen by the Board. During the fall, we invite our largest shareowners (excluding brokerage accounts) to discuss our ESG practices and executive compensation program. We also solicit input on topics of importance to our shareowners. We conduct additional outreach with our largest shareowners during the proxy season, with post-meeting follow-up as appropriate. In addition, throughout the year our Investor Relations team along with our CEO and CFO engage with our shareowners frequently.

In fall 2021, we invited shareowners representing approximately half of our outstanding shares to calls and received feedback from shareowners representing over 20% of our outstanding shares. Our discussions focused on ESG initiatives, practices and trends, including sustainability practices and opportunities, diversity, equity and inclusion, and our executive compensation program. We also received feedback on other topics important to our shareowners.

Shareowner feedback from our outreach calls and any shareowner letters that we receive are presented to and discussed with the Board. The Board values the views of shareowners and considers shareowner feedback in establishing and evaluating appropriate policies and practices. Acting in line with shareowner feedback and other input, in the past our Board proactively adopted a proxy access by-law and enhanced disclosure of director skills, Board processes, ESG matters, and the Audit Committee's review of auditor tenure and rotation in our proxy statement.

We believe that regular engagement with our shareowners helps to strengthen our relationships with shareowners, helps us to better understand shareowner views on our ESG practices and initiatives, and provides us with insights into ESG and compensation topics and trends.

COMMUNICATIONS TO THE BOARD AND OMBUDS

Shareowners and other interested parties may send communications to the Board, an individual director, the Lead Independent Director, the non-management directors as a group, or a Board Committee at the following address:

Rockwell Automation, Inc.

c/o Corporate Secretary
1201 South Second Street
Milwaukee, Wisconsin 53204, USA
Attn: Board of Directors

The Secretary will receive and process all communications before forwarding them to the addressee. The Secretary will forward all communications unless the Secretary determines that a communication is a business solicitation or advertisement, or requests general information about us.

In accordance with procedures approved by the Audit Committee, concerns about accounting, internal controls or auditing matters should be reported to the Ombuds as outlined in our Code of Conduct, which is available on our website at *https://ir.rockwellautomation.com*, select "Integrity & Compliance" from the Corporate Governance dropdown menu, select the "Integrity & Sustainability" tile, then the "Ethics & Compliance" tile, and finally the "Rockwell Automation Code of Conduct." The Code of Conduct is also available in print to any shareowner upon request. The Ombuds and Chief Compliance Officer are required to report promptly to the Audit Committee all reports of questionable accounting or auditing matters that the Ombuds receives and all matters involving allegations of a serious violation of the Code of Conduct by a senior executive or director that the Chief Compliance Officer receives. You may contact the Ombuds by addressing a letter to:

Ombuds
Rockwell Automation, Inc.

1201 South Second Street
Milwaukee, Wisconsin 53204, USA

You may also contact the Ombuds by telephone at +1(800)552-3589(US only) or +1(414)382-8484, e-mail at *ombudsman@ra.rockwell.com*, fax at +1(414)382-8485, or, if you wish to remain anonymous, by going to: *https://rockwellautomationombudsman.alertline.com.*

BOARD STRUCTURE

LEADERSHIP STRUCTURE

The Board takes a flexible approach to its leadership structure, allowing it to adapt its structure depending on current circumstances. The Board reviews its leadership structure at least annually and will vary that structure in order to ensure effective oversight and operations. The Board regularly evaluates whether to separate or combine the roles of Chairman and CEO, and the leadership structure depends on the current performance of the Company and the experience and knowledge of the CEO. Currently, the Board has combined the roles of Chairman and CEO and Mr. Moret serves in both capacities. The Board believes that this structure enhances overall Board effectiveness and interaction with management, and provides the Company with strong, clear leadership and strategic vision.

The Board believes that a unified leadership structure continues to work well and is the right model for us to successfully execute our strategy. In making this decision, the Board considers the Company's performance, operating and governance environment, investor feedback, and the Board's composition, functioning and effectiveness. The Board believes that Mr. Moret has the skills, experience and character to provide the Company with strong and effective leadership, including:

- long experience and deep knowledge of the Company, its customers and its business operations and strategy,

- deep industry knowledge and expertise, and
- proven leadership skills with the vision necessary to lead the Board and our Company.

The leadership structure of the Board and Company is further strengthened by:

- the leadership provided by our Lead Independent Director, with defined roles and responsibilities set forth in a Lead Independent Director Charter,
- refreshment/election of new directors,
- our process for evaluating Board and Committee structure, including rotation of directors on Committees and Committee chair positions,
- the independence of all members of the Audit, Board Composition and Corporate Governance, and Compensation and Talent Management Committees,
- our governance guidelines and practices,
- our processes for evaluating the Board and management, and focus on Board succession planning,
- our effective shareowner engagement practices, and
- our strong commitment to integrity and compliance with the highest standards of legal and ethical conduct.

LEAD INDEPENDENT DIRECTOR

Our Guidelines on Corporate Governance require the appointment of a Lead Independent Director in the event the Chairman is a management director. The Board believes that this framework further strengthens the leadership of the Company. In February 2016, the Board elected Donald R. Parfet to serve as Lead Independent Director. Mr. Parfet is an experienced director having served as a senior executive of a pharmaceutical company and currently serving as a director of two other public companies, including one of which he serves as non-executive chairman. The Board adopted a separate charter for the Lead Independent Director to formalize existing practices and strengthen the role.

The Board's independent oversight function is further enhanced because the directors have complete access to management, the Board and the Committees may retain their own advisors, and there is an annual evaluation by the independent Compensation and Talent Management Committee in collaboration with the Lead Independent Director of our CEO's performance against predetermined goals with input from the other independent directors.

The following chart sets forth the primary roles and responsibilities of the Chairman and the Lead Independent Director. We believe the Board's leadership structure is appropriate for the Company, providing effective independent oversight of management and ensuring a highly independent, engaged and functioning Board.



BLAKE D. MORET

Chairman since 2018

- Provides strategic vision for the Company as Chairman and CEO
- Establishes the agenda for Board meetings
- Presides at meetings of the Board
- Ensures provision of proper meeting materials and attendance of executives and advisors for meetings of the Board
- Consults with the Board Composition and Corporate Governance Committee on matters of corporate governance
- Consults with the Board Composition and Corporate Governance Committee on Committee composition
- Acts as Chairman of and presides at meetings of shareowners
- Calls special meetings of the Board
- Consults with the Board Composition and Corporate Governance Committee on leadership structure of the Board
- Does not serve on any Committees but attends all Committee meetings



DONALD R. PARFET

Lead Independent Director since 2016

- Works to ensure the Board functions with appropriate independence from management
- Acts as a key liaison between the Chairman and the independent directors
- Communicates Board feedback to the Chairman after each Board meeting
- Collaborates with the Chairman to develop Board meeting agendas
- Collaborates with the Compensation and Talent Management Committee to conduct the annual evaluation of the performance of the Chairman and CEO
- Collaborates with the Chairman and Board Composition and Corporate Governance Committee on matters related to Board effectiveness
- Presides at independent director sessions of the Board
- Presides at Board meetings if the Chairman is not present
- Calls meetings of the independent directors when necessary
- Does not serve on any Committees but attends all Committee meetings

BOARD MEETINGS AND COMMITTEES

Our business is managed under the direction of the Board. The Board has established four standing committees: the Audit Committee, the Board Composition and Corporate Governance Committee, the Compensation and Talent Management Committee and the Technology Committee, whose principal functions are briefly described below. Each Committee has a written charter that sets forth the duties and responsibilities of the Committee. Current copies of the Committee charters are available on our website at *https://ir.rockwellautomation.com/corporate-governance/governance-documents/default.aspx*. The Committees review and assess the adequacy of their charters each year and recommend any proposed changes to the Board for approval. During fiscal 2021, the Board Composition and Corporate Governance Committee and the Compensation and Talent Management Committee amended their charters to clarify and define their respective responsibilities with

respect to oversight of corporate responsibility, diversity, equity and inclusion and talent management and employee engagement. The Audit Committee and Technology Committee did not make any changes to their charters during fiscal 2021.

In fiscal 2021, the Board held nine meetings and on four occasions acted by written consent in lieu of a meeting. Eight of the directors attended 100% of the meetings and three directors did not attend one of the meetings of the Board or the Committees on which they served. All directors attended 89% or more of the total number of meetings. Under our Guidelines on Corporate Governance, directors are expected to attend the Annual Meeting of Shareowners. All directors attended the 2021 Annual Meeting of Shareowners.

INDEPENDENT DIRECTOR SESSIONS

The independent directors meet in executive session without any officer or member of management present in conjunction with regular meetings of the Board and each Committee. The Lead Independent Director presides over independent director sessions of the Board, and Committee Chairs preside over

executive sessions of their respective Committees. Following each executive session, the Lead Independent Director and the Committee Chairs discuss with the Chairman and CEO appropriate matters from these sessions.

COMMITTEES OF THE BOARD

Audit Committee	Current Members
ROLES AND RESPONSIBILITIES: ● Assist the Board in overseeing and monitoring the integrity of our financial reporting processes, our internal control and disclosure control systems, the integrity and audits of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent registered public accounting firm, and the performance of our internal audit function and independent registered public accounting firm. ● Appoint our independent registered public accounting firm, subject to shareowner approval. ● Approve all audit and audit-related fees and services and permitted non-audit fees and services of our independent registered public accounting firm. ● Review with our independent registered public accounting firm and management our annual audited and quarterly financial statements. ● Discuss with management our quarterly earnings releases. ● Review with our independent registered public accounting firm and management the quality and adequacy of our internal controls. ● Discuss with management our financial risk assessment and risk management policies. **INDEPENDENCE:** ● All members of the Audit Committee meet the independence and financial literacy standards and requirements of the NYSE and the Securities and Exchange Commission (SEC). The Board has determined that Mr. Keane and Ms. Murphy qualify as "audit committee financial experts" as defined by the SEC.	James P. Keane (Chair) William P. Gipson Pam Murphy Patricia A. Watson Number of Meetings in Fiscal 2021: **Seven**

Board Composition and Corporate Governance Committee	Current Members
ROLES AND RESPONSIBILITIES: ● Consider and recommend to the Board qualified candidates for election as directors of the Company. ● Review leadership structure of the Board. ● Consider matters of corporate governance and review adequacy of our Guidelines on Corporate Governance. ● Administer the Company's related person transactions policy. ● Annually assess and report to the Board on the performance of the Board as a whole and of the individual directors. ● Recommend to the Board the members of the Committees of the Board and the director to serve as Lead Independent Director. ● Conduct an annual review of director compensation and recommend to the Board any changes. See "Director Compensation" below. ● Define skills and attributes used in the evaluation for CEO succession planning and recruitment and review the criteria with the Board in the context of the Company's strategy and needs. ● Review the application of the Company's Code of Conduct to the Company's senior executive officers and directors, address any misconduct or matters involving a senior executive or director, and report and make recommendations to the Board as to any such matters as appropriate. ● Review and assess the Company's policies and practices with respect to matters affecting our corporate responsibilities, including diversity, equity and inclusion, Company culture, environmental protection and sustainability, employee health and safety, community relations, and corporate social responsibility. **INDEPENDENCE:** ● All members of the Board Composition and Corporate Governance Committee are independent directors as defined by the NYSE.	Steven R. Kalmanson (Chair) J. Phillip Holloman James P. Keane Lisa A. Payne Number of Meetings in Fiscal 2021: **Five**

Compensation and Talent Management Committee	Current Members
ROLES AND RESPONSIBILITIES: ● Evaluate the performance of our senior executives, including the CEO. ● Make recommendations to the Board with respect to compensation plans. ● Review and approve salaries, incentive compensation, equity awards and other compensation of officers. ● Review the salary plan for the CEO and other executives who directly report to the CEO. ● Oversee succession and development plans for senior management. ● Review and discuss with the Company's management strategies and initiatives relating to talent management and employee engagement. ● Review and approve corporate goals and objectives. ● Oversee the design and competitiveness of the Company's overall compensation programs and benefits. ● Oversee the work and independence of any advisor retained by the Compensation and Talent Management Committee.	Lisa A. Payne (Chair) J. Phillip Holloman Steven R. Kalmanson Thomas W. Rosamilia Number of Meetings in Fiscal 2021: **Six, plus three actions taken by written consent**

INDEPENDENCE:

● All members of the Compensation and Talent Management Committee are independent directors as defined by the NYSE and are not eligible to participate in any of our compensation plans or programs, except our 2020 Long-Term Incentives Plan for annual retainer fees in the form of equity awards and Directors Deferred Compensation Plan.

ROLE OF INDEPENDENT COMPENSATION CONSULTANTS:

● The Compensation and Talent Management Committee has engaged Willis Towers Watson, an executive compensation consulting firm that is directly accountable to the Compensation and Talent Management Committee, to provide advice on compensation trends and market information to assist the Compensation and Talent Management Committee in fulfilling its duties, including the following responsibilities: review executive compensation and advise of changes to be considered to improve effectiveness consistent with our compensation philosophy; provide market data and recommendations on CEO and other executive compensation; review materials and attend Compensation and Talent Management Committee meetings; and advise the Compensation and Talent Management Committee on best practices for governance of executive compensation as well as areas of possible concern or risk in the Company's programs. The Compensation and Talent Management Committee annually reviews the performance and independence of the consultants.

● Willis Towers Watson serves as the Compensation and Talent Management Committee's advisor and is directly engaged by and is accountable to the Compensation and Talent Management Committee, and has not been engaged by management for other services, except as described in this section. During fiscal 2021, Willis Towers Watson was paid approximately $209,000 for executive compensation advice, other services to the Compensation and Talent Management Committee, director compensation advice and other services to the Board Composition and Corporate Governance Committee. During fiscal 2021, Willis Towers Watson was also paid approximately $3,288,000, of which $2,912,000 or 89% was for core actuarial services and $376,000 or 11% was for other human resources services to the Company and its benefit plans. The engagements for these other services were recommended by management and approved by the Compensation and Talent Management Committee.

In fiscal 2021, the Compensation and Talent Management Committee utilized Willis Towers Watson to serve as its independent compensation consultant after assessing the firm's independence, taking into consideration the following factors, among others:

● The Compensation and Talent Management Committee's oversight of the relationship between the Company and Willis Towers Watson mitigates the possibility that management could misuse other engagements to influence Willis Towers Watson's compensation work for the Compensation and Talent Management Committee.

● Willis Towers Watson has adopted internal safeguards to ensure that its executive compensation advice is independent and has provided the Compensation and Talent Management Committee with a written assessment of the independence of its advisory work to the Compensation and Talent Management Committee for fiscal 2021.

● The Compensation and Talent Management Committee retains ultimate decision-making authority for all executive pay matters and understands Willis Towers Watson's role is simply that of advisor.

● There are no significant business or personal relationships between Willis Towers Watson and any of our executives or members of the Compensation and Talent Management Committee.

Based on this assessment, the Compensation and Talent Management Committee has concluded that it is receiving objective and independent advice from Willis Towers Watson and that its work for the Company does not raise any conflict of interest.

The Compensation and Talent Management Committee intends to continue to oversee all relationships between the Company and Willis Towers Watson to ensure that the Compensation and Talent Management Committee continues to receive objective compensation advice from Willis Towers Watson. In addition, the Compensation and Talent Management Committee will review and approve the type and scope of all services provided by Willis Towers Watson and the amounts paid by the Company for such services.

Technology Committee	Current Members
ROLES AND RESPONSIBILITIES: ● Review and assess our innovation and technology matters, including investments in technology, research and development, technology initiatives, and our strategy and approach to technical talent management. ● Assist in oversight of risks associated with technology, including information security, product and service safety and security, and technical talent. ● Review and assess practices with respect to customer needs for technology development and messaging and marketing of our technologies. ● Periodically review our intellectual property strategy and activities. **INDEPENDENCE:** ● All members of the Technology Committee are independent directors as defined by the NYSE.	Thomas W. Rosamilia (Chair) William P. Gipson Pam Murphy Patricia A. Watson Number of Meetings in Fiscal 2021: **Four**

BOARD PROCESSES

BOARD AND COMMITTEE EVALUATIONS

The Board and its Committees conduct self-assessments annually at their October/November meetings. The Board Composition and Corporate Governance Committee annually reviews the style and manner in which the evaluations will be conducted to ensure they are effective for the Company and its strategy. The Board will vary its evaluation approach based on the needs of the Board at any given time and change it from time to time to enable different forms of feedback. The Board uses different approaches for its evaluations, including written questionnaires and in-depth confidential interviews with individual directors conducted by the Chair of the Board Composition and Corporate Governance Committee, and meetings with certain members of management, and has explored the use of a third-party facilitator. The Chair of the Board Composition and Corporate Governance Committee oversees the Board evaluation process, including the evaluation of the Lead Independent Director. The current annual evaluation process is summarized below.

ACTION	DESCRIPTION
APPROACH	The Board Composition and Corporate Governance Committee annually reviews the manner in which it conducts evaluations.
PREPARATION	Each director receives materials for the annual evaluation of (i) the Board's performance and contributions of individual directors, (ii) his or her Committees, and (iii) Lead Independent Director performance. The materials include the Board and Committee self-assessment process, Committee charters, suggested topics for discussion, and information on attendance, Committee composition and meeting agenda items.
PERFORMANCE REVIEW	Each director is asked to consider a list of questions to assist with the evaluation of the Board, individual directors and Committees, including topics such as Board composition, Committee composition and effectiveness, the conduct and effectiveness of meetings, quality of discussions, roles and responsibilities, quality and quantity of information provided, opportunities for improvement and follow through on recommendations. As part of this process, directors are asked to provide feedback on the performance of other directors, including the Lead Independent Director. For fiscal 2021, the Chair of the Board Composition and Corporate Governance Committee held meetings with each director and certain senior executives to obtain their feedback.
CORPORATE GOVERNANCE REVIEW	The Board reviews its Guidelines on Corporate Governance, including the guidelines for determining director independence, and revises them as appropriate to promote effective board functioning, and receives reports from the Chief People and Legal Officer on recent governance developments, regulations and best practices. Each Committee reviews its charter and confirms compliance with all charter requirements. In addition, the Board Composition and Corporate Governance Committee reviews the Board Membership Criteria.
EVALUATION REPORT	The Chair of the Board Composition and Corporate Governance Committee prepares a written report summarizing the annual evaluation of Board performance, including findings and recommendations. The report is reviewed and discussed by the Board Composition and Corporate Governance Committee and then distributed to the Board for consideration and discussion at the next Board meeting. The Committee Chairs report to the Board on their Committee evaluations, noting any actionable items. Past evaluations have identified a wide range of topics for Board focus such as strategy, Board communications, risk management, acquisitions, and succession planning.
ACTIONABLE ITEMS	The Board and Committees address areas of focus and any actionable items throughout the year.

DIRECTOR EDUCATION

Our Board believes in continuous improvement of Board effectiveness and functioning as well as individual skills and knowledge. All new directors are required to participate in our director orientation program to familiarize them with the Company's business, strategic plans, significant financial, accounting and risk management issues, ethics and compliance programs, corporate governance practices, sustainability strategy, principal officers, and internal and independent auditors.

In addition to annual ethics training, we also provide directors with regular presentations and memoranda on key business, ESG, and other important topics intended to help directors stay current on

practices and emerging issues and in carrying out their responsibilities, with focus last year on compliance matters, corporate culture and sustainability. Directors from time-to-time tour Company facilities and attend our trade shows and investor events. In addition, directors receive presentations and reports from our auditors, consultants and other outside advisors and participate in outside continuing education programs to increase their knowledge and understanding of the duties and responsibilities of directors and the Company, regulatory developments, emerging trends, and best practices.

RELATED PERSON TRANSACTIONS

The Board adopted a written policy regarding how it will review and approve related person transactions (as defined below). The Board Composition and Corporate Governance Committee is responsible for administering this policy. The policy is available on our website at *https://ir.rockwellautomation.com/corporate-governance/governance-documents/default.aspx.*

The policy defines a related person transaction as any transaction in which the Company is or will be a participant, in which the amount involved exceeds $120,000, and in which any Related Person or any of their immediate family members has or will have a direct or indirect material interest. Related Persons include directors, director nominees, executive officers, and shareowners who own more than 5% of the Company's securities. The policy sets forth certain transactions, arrangements and relationships not reportable under SEC rules that do not constitute related person transactions.

Under this policy, each director, director nominee and executive officer must report each proposed or existing transaction between us and that individual or any of that individual's immediate family members to our Chief People and Legal Officer. Our Chief People and Legal Officer will assess and determine whether any transaction reported to her, or of which she learns, constitutes a related person transaction. If our Chief People and Legal Officer determines that a transaction constitutes a related person transaction, she will refer it to the Board Composition and Corporate Governance Committee. The Board Composition and Corporate Governance Committee will approve or ratify a related person transaction only if it determines that the transaction is in, or is not inconsistent with, the best interests of the Company and its shareowners. In determining whether to approve or ratify a related person transaction, the Board Composition and Corporate Governance Committee will consider factors it deems appropriate, including:

- the fairness to the Company;
- whether the terms of the transaction would be on the same basis if a related person was not involved;
- the business reasons for the Company to participate in the transaction;
- whether the transaction may involve a conflict of interest;
- the nature and extent of the related person's and our interest in the transaction; and
- the amount involved in the transaction.

There are no related person transactions to report in this proxy statement.

Rebecca W. House, the Company's Senior Vice President, Chief People and Legal Officer and Secretary, is married to a partner in the law firm of Foley & Lardner LLP (Foley). The Company has used Foley to perform various legal services for many years, significantly predating Ms. House joining the Company in January 2017. Ms. House's spouse does not have a material interest in Foley's relationship with the Company because he is not involved in providing or supervising services that Foley performs for the Company, he does not receive any direct compensation from the fees the Company pays to Foley, and the fees paid by the Company to Foley in the last fiscal year were less than one-half of one percent of Foley's annual revenues. Under the Company's related person transactions policy, the Board Composition and Corporate Governance Committee reviewed the Company's relationship and transactions with Foley and concluded that they comply with the policy and do not constitute related person transactions. The Board Composition and Corporate Governance Committee also approved additional guidelines that require the Company's CFO to review and pre-approve any recommendations to engage Foley for legal services. The Company elected to voluntarily disclose its relationship with Foley in this proxy statement.

CORPORATE GOVERNANCE DOCUMENTS

You will find current copies of the following corporate governance documents on our website at *https://ir.rockwellautomation.com/corporate-governance/governance-documents/default.aspx:*

- Board of Directors Guidelines on Corporate Governance
- Audit Committee Charter
- Compensation and Talent Management Committee Charter
- Board Composition and Corporate Governance Committee Charter
- Technology Committee Charter
- Lead Independent Director Charter

- Code of Conduct
- Related Person Transactions Policy
- Hiring Policy for Employees of Outside Auditor
- Executive Compensation Recoupment Policy
- Shareowner Communications to the Board and Ombudsman
- Certificate of Incorporation
- By-laws

We will provide printed copies of any of these documents to any shareowner upon written request to Rockwell Automation Shareowner Relations, 1201 South Second Street, Milwaukee, WI 53204, USA.

ELECTION OF DIRECTORS

BOARD OF DIRECTORS

INTRODUCTION

Our certificate of incorporation provides that the Board will consist of three classes of directors serving staggered three-year terms that are as nearly equal in number as possible. One class of directors is elected each year with terms extending to the third succeeding Annual Meeting after election.

The Board has nominated four directors for election at this Annual Meeting. The Board has nominated all four of these current directors, upon the recommendation of the Board Composition and Corporate Governance Committee, for election as directors with terms expiring at the 2025 Annual Meeting. Mr. Keane was reassigned from the class of directors with terms expiring in 2023 to the class with terms expiring in 2025 to better align director tenure across director classes.

Proxies properly submitted will be voted at the meeting, unless authority to do so is withheld, for the election of the four nominees specified below, subject to applicable NYSE regulations. If for any reason any of these nominees is not a candidate when the election occurs (which is not expected), proxies and shares properly authorized to be voted will be voted at the meeting for the election of a substitute nominee. Alternatively, the Board may decrease the number of directors.

The Board has adopted Guidelines on Corporate Governance that contain general principles regarding the responsibilities and function of our Board and Board Committees. The Guidelines on Corporate Governance set forth the Board's governance practices with respect to leadership structure, Board meetings and access to senior management, director compensation, director qualifications, Board performance, management development and succession planning, director stock ownership, and enterprise risk management. The Guidelines on Corporate Governance are available on our website at *https://ir.rockwellautomation.com/corporate-governance/governance-documents/default.aspx.*

DIRECTOR INDEPENDENCE

Our Guidelines on Corporate Governance require that a substantial majority of the members of the Board be independent directors. For a director to be independent, the Board must affirmatively determine that the director has no direct or indirect material relationship with the Company. The Board has established guidelines, which are contained in our Guidelines on Corporate Governance, to assist it in determining director independence in conformity with the NYSE listing requirements. These guidelines are available on our website at *https://ir.rockwellautomation.com/corporate-governance/governance-documents/default.aspx.*

After considering these guidelines and the independence criteria of the NYSE, the Board has determined that none of the current directors, other than Mr. Moret (who is a current employee of the Company), have a material relationship with the Company and each of the directors, other than Mr. Moret, is independent. There were no transactions, relationships or arrangements that required review by the Board for purposes of determining director independence in fiscal 2021.

NOMINATION PROCESS

The Board Composition and Corporate Governance Committee is responsible for screening potential director candidates and recommending qualified candidates to the full Board.

The Committee will consider director candidates recommended by shareowners. Shareowners can recommend director candidates by writing to the Corporate Secretary at Rockwell Automation, 1201 South Second Street, Milwaukee, Wisconsin 53204, USA. The recommendation must include the candidate's name, biographical data and qualifications and any other information required by the SEC to be included in a proxy statement with respect to a director nominee. Any shareowner recommendation must be accompanied by a written statement from the candidate indicating his or her willingness to serve if nominated and elected. The recommending shareowner also must provide evidence of being a shareowner of record of our common stock at that time.

In addition to recommending director candidates to the Committee, shareowners may nominate candidates for election to the Board directly at the Annual Meeting by following the procedures and providing the information set forth in our by-laws. See "*Shareowner Proposals for 2023 Annual Meeting*" set forth later in this proxy statement. Eligible shareowners may also use our proxy access by-law to nominate candidates for election to our Board provided the shareowners and nominees satisfy specified requirements.

The Committee, the Chairman and CEO or other members of the Board may identify a need to add new members to the Board or fill a vacancy on the Board. In that case, the Committee will initiate a search for qualified director candidates, seeking input from senior management and Board members, and to the extent it deems it appropriate, outside search firms. The Committee will evaluate qualified candidates and then make its recommendation to the Board.

DIRECTOR QUALIFICATIONS

In making its recommendations to the Board with respect to director candidates, the Committee considers various criteria set forth in our Board Membership Criteria (see Exhibit A to the Committee's Charter), including experience, professional background, specialized expertise, diversity and concern for the best interests of shareowners as a whole. In addition, directors must be of the highest character and integrity, be free of conflicts of interest with the Company, and have sufficient time available to devote to the affairs of the Company. The Committee from time to time reviews with the Board our Board Membership Criteria.

The Committee will evaluate properly submitted shareowner recommendations under substantially the same criteria and in substantially the same manner as other potential candidates.

We believe that our directors should possess the highest character and integrity and be committed to working constructively with others to oversee the management of the business and affairs of the Company. Our Board Membership Criteria provide that our directors should (i) have a variety of experience and backgrounds, (ii) have high level managerial experience or be accustomed to dealing with complex problems, and (iii) represent the balanced best interests of all shareowners, considering the overall composition and needs of the Board and factors such as diversity, age, and specialized expertise in the areas of corporate governance, finance, industry, international operations, technology and risk management. The Board Membership Criteria attach importance to directors' experience, ability to collaborate, integrity, ability to provide constructive and direct feedback, lack of bias, and independence. Our Board seeks to maintain members with strong collective abilities that allow it to fulfill its responsibilities.

BOARD SKILLS, QUALIFICATIONS, AND EXPERIENCE

The Board has determined that all of the Company's directors are financially literate and possess the skills, judgment, experience, reputation, and commitment to make a constructive contribution to the Board. In addition, there are seven distinct sets of skills or experience described below that we believe should be represented on our Board to enable the Board to effectively fulfill its governance responsibilities and provide guidance to the management team on the Company's strategy and execution of that strategy. The Board Composition and Corporate Governance Committee strives to ensure that our directors have an appropriate balance of these talents.

Skills and Experience	Relevance to Rockwell Automation's Strategy	No. of Directors
Public Company CEO or Executive Leadership, including hands-on responsibility for strategic and operational planning, financial reporting, compliance, risk management, and talent management, and a track record of success in delivering growth strategies. Specific attributes include ability to manage complexity, ethical approach to conducting business, ability to resolve conflict, and ability to lead high-functioning teams.	Rockwell Automation is a large global public company with complex organizational, operational, and business processes. Directors with experience leading large companies provide unique insights on strategy and operations needed to drive strong results and achieve enterprise goals.	10
Global Business, including a track record of growing market share and revenue in markets around the world; an understanding of how to drive growth in both mature and emerging markets, as well as regulated and free markets; and insight into the talent needs of diverse geographic markets.	Rockwell Automation does business in more than 100 countries. Our global presence is important to our competitive advantage. Directors who understand global business opportunities and challenges and global talent needs provide guidance on how to drive growth in markets around the world.	7
Financial/Accounting, including an understanding of finance and financial reporting processes, and awareness of strategies to ensure accurate and compliant reporting and robust financial controls. Directors with a financial/accounting background may meet regulatory requirements to be deemed a "Financial Expert".	Rockwell Automation's business involves complex financial transactions and reporting. Directors with a high level of financial literacy assist in evaluating our financial position, capital structure, financial strategy, and financial reporting.	10

Skills and Experience	Relevance to Rockwell Automation's Strategy	No. of Directors
Industry/Operational/Manufacturing, including experience in industrial automation and information, knowledge of markets and vertical market segments, exposure to OT and IT and familiarity with operational processes (discrete, hybrid, continuous process), and experience in overseeing manufacturing operations or in developing, marketing, and delivering services/solutions to address manufacturing needs.	Experience in industrial automation and manufacturing industries is key to providing guidance on our growth and performance strategy. Directors with this type of experience provide insight on marketplace dynamics and key performance indicators to drive our strategic plan and business operations.	8
Relevant Technology and Innovation, including experience in leveraging software technology to solve customer issues, proficiency in commercializing disruptive innovations and developing innovative business models, and knowledge of digitization, mobility, cybersecurity, data management and analysis, and integrated software/hardware.	Rockwell Automation is committed to enabling the next generation of smart manufacturing and The Connected Enterprise. As a company focused on technology and innovation, we value directors with technology experience and knowledge, who can provide important insights on our innovation strategy and execution of that strategy.	7
Sales and Marketing, including experience growing market share/revenue through innovative marketing and effective selling, a history of building brand awareness and equity, knowledge of how to enhance enterprise reputation and image, and an understanding of the voice of the customer and the power of differentiating a brand in a way that is compelling to target customers.	Rockwell Automation seeks to grow market share and build brand awareness. Directors with experience in marketing and selling provide effective oversight of this aspect of our growth and performance strategy.	6
Risk and Governance Oversight, including experience serving on other public company boards and/or committees, a history of overseeing, managing, and mitigating risks, including cybersecurity, regulatory compliance, intellectual property, and customer management; and an understanding of how to assess and develop strategies to address ESG matters, including corporate culture, corporate responsibility and social issues.	Rockwell Automation prioritizes corporate governance and responsibility. In the ordinary course of business we face various risks, including operating, regulatory compliance, information security, financial risks, and customer management. An understanding of these matters, and experience addressing them, is important for oversight of enterprise risk management and risk mitigation. Directors who have experience with ESG matters support our goals to evolve our culture with employees who can and want to do their best work and to contribute to the communities where we live and work.	10

BOARD REFRESHMENT, TENURE AND DIVERSITY

A continuing priority of the Board is ensuring the Board is composed of directors who bring diverse perspective and viewpoints and have a variety of skills, experiences and backgrounds to enable the Board to effectively fulfill its governance responsibilities and represent the long-term interests of shareowners. The Board is mindful that director tenure is an important consideration in evaluating Board composition.

The Board does not have a formal policy with respect to diversity but recognizes the value of a diverse Board and thus has included diversity as a factor that is taken into consideration in its Board Membership Criteria. The Board believes that it is important that its members reflect diverse viewpoints so that, as a group, the Board includes a sufficient mix of perspectives to allow the Board to best fulfill its responsibilities to shareowners.

The Board believes that tenure should be discussed and evaluated by the Board from time to time and depends on the Board's current situation and the needs of the Company. The Board believes that it contains an ideal balance of newer and longer-tenured directors, so we get the benefit of both fresh perspectives and extensive experience. Three directors have served at least nine years, while five directors were added to the Board in the past six years. The Board believes its current tenure mix is appropriate for the Board at this time and recognizes the merits of a board with balanced tenure. Our directors with longer service are highly valued for their experience and Company-specific knowledge. They have a deep understanding of our business, provide historical context as the Board reviews and evaluates the Company's strategy, and enhance Board dynamics and the Board's relationship with management.

The Board regularly reviews director succession and the mix of Board composition, diversity and experience, especially when adding a new member. As part of this process, the Board evaluates the contributions and tenure of current Board members and compares them to the skills that might benefit the Company in light

of emerging needs. The Board seeks people with a variety of occupational and personal backgrounds to ensure that the Board benefits from a range of perspectives and to enhance the diversity of the Board in such areas as experience, geography, race, gender, and ethnicity. The Board also conducts annual self-assessments and director evaluations. The Board believes it is in the best position to determine the appropriate length of service for a director and overall board tenure, with its current mix providing for a highly effective and functioning Board. In addition to director refreshment, the Board considers refreshment of continuing directors at the Board Committee level by regularly evaluating and rotating Committee Chairs and members. In February 2020, the Board updated its Guidelines on Corporate Governance to implement formal term limits for directors in order to ensure proper Board refreshment and alignment of director attributes and skills with the Company's evolving strategy. A non-management director will not be nominated for re-election to the Board after he or she has served on the Board for 15 years or, if earlier, attained age 72, subject to limited exceptions for up to one additional three-year term.

SHAREOWNER ALIGNMENT

Our Board believes its interests are aligned with shareowners, both economically and in carrying out its responsibility of oversight of the Company's strategic priorities and the creation of shareowner value.

Our director compensation program is designed to align director compensation directly with the interests of shareowners by paying a meaningful portion of director compensation in shares of our common stock. To further align their interests with shareowners, directors can defer cash fees to restricted stock units that are paid out in shares. In addition, directors are subject to stock ownership requirements. They are required to own shares of our common stock equal in value to five times the portion of the annual retainer payable in cash (with the cash retainer for fiscal 2021 at $107,500) and may not sell any shares of our common stock until their stock ownership requirements are met. None of our directors receive compensation for their Board service from any source other than the Company.

We seek to maintain a Board with experienced leaders who are familiar with governance issues and compliance with the laws and regulations applicable to our business. Our Board monitors shareowner views and considers shareowner feedback and perspectives in establishing and evaluating Company policies and practices.

SUMMARY

BOARD TENURE


2 < 4 years
4 4-6 years
1 7-9 years
3 10+ years
AVERAGE TENURE 6.4

TECHNOLOGY EXPERIENCE


7 /10 Directors

DIVERSITY


50%
DIVERSE
5
White Men
3
White Women
2
African-American Men

INDEPENDENCE


1
Non-Independent
9
Independent

We have provided certain information about the capabilities, experience and other qualifications of our directors in their profiles. The Board considered these qualifications in particular in concluding that each current director is qualified to serve as a director of the Company. In addition, the Board has determined that each director is financially literate and possesses the skills, judgment, experience, reputation, and commitment to make a constructive contribution to the Board.

ITEM 1. DIRECTOR NOMINEES AND CONTINUING DIRECTORS

NOMINEES FOR ELECTIONS AS DIRECTORS WITH TERMS EXPIRING IN 2025

James P. Keane



Age 62

Director since:
2011

Committees:
Audit (Chair)

Board
Composition and
Corporate
Governance

INDEPENDENT

Retired President and Chief Executive Officer, Vice Chair, Steelcase Inc. (office furniture)

EXPERIENCE:

Mr. Keane served as President and Chief Executive Officer of Steelcase Inc. from March 2014 to October 2021. He has held several leadership roles since joining Steelcase in 1997. He served as Senior Vice President and Chief Financial Officer from 2001 through 2006. He was named President of the Steelcase Group in 2006, where he had responsibility for the sales, marketing, and product-development activities of certain brands–primarily in North America. In 2011, he assumed leadership of the Steelcase brand across the Americas and Europe, the Middle East, and Africa. From November 2012 to April 2013, he served as Chief Operating Officer, responsible for the design, engineering and development, manufacturing, sales, and distribution of all brands in all countries where Steelcase does business. From April 2013 to March 2014, Mr. Keane served as President and Chief Operating Officer.

OTHER LEADERSHIP POSITIONS:

Mr. Keane has served as Vice Chair since October 2021 and as a director since April 2013 of Steelcase and will serve in that role until his retirement in January 2022. He also serves as a director for the Business Roundtable since February 2020 and as a director or trustee of a number of civic and charitable organizations.

QUALIFICATIONS:

As retired President, Chief Executive Officer and a current board member of a global public company, Mr. Keane brings current business experience and knowledge to the Board. Through his executive roles at Steelcase, he has extensive leadership experience and a comprehensive understanding of business operations, processes, and strategy, as well as risk management, sales, marketing, and product development. In addition, he has a high level of financial literacy and accounting experience, having served as CFO of Steelcase. His understanding of financial statements, accounting principles, internal controls, and audit committee functions provides the Board with expertise in addressing the complex financial issues that the Company manages. Mr. Keane received his Bachelor of Science degree in Accounting from the University of Illinois and holds a master's degree in management from the Kellogg School of Management, Northwestern University.

KEY QUALIFICATIONS:

- Executive Leadership
- Global Business
- Financial/Accounting
- Industry/Operational/Manufacturing
- Sales and Marketing
- Risk and Governance Oversight

Blake D. Moret



Age 59

Director since:
2016

Committees:
None

Chairman of the Board, President and Chief Executive Officer

EXPERIENCE:

Mr. Moret became our President and Chief Executive Officer in July 2016, and Chairman of the Board in January 2018. He served as Senior Vice President, Control Products and Solutions, from April 2011 until July 2016.

OTHER LEADERSHIP POSITIONS:

Mr. Moret has been a director of PTC, Inc. since July 2018, where he serves on the Corporate Governance Committee. He also serves on the Executive Committee of the National Association of Manufacturers (NAM) and on the Board of FIRST Robotics and as a director or member of a number of business, civic, and community organizations.

QUALIFICATIONS:

As our Chairman and CEO, Mr. Moret has proven leadership skills and deep knowledge of the Company and its business operations and strategy. Mr. Moret is accelerating the Company strategy by focusing on understanding customer needs and their best opportunities for productivity, combining our technology and domain expertise to deliver positive business outcomes, and simplifying our customers' experience. He began his career as a sales trainee with the Company in 1985, serving in senior positions across the organization, including marketing, solutions, services, product groups, and international assignments in Europe and Canada. In his previous role, he served as Senior Vice President, Control Products and Solutions, one of the Company's two previous business segments. Mr. Moret contributes his risk and governance oversight skills gained through his experience serving on a public company board. He has a deep understanding of the Company's values, culture, people, technology, and customers. He understands how to drive change and growth in a changing global economy. Mr. Moret brings valuable insights to the Board regarding our operations, technology, culture, industry trends, competitive positioning, and strategic direction. Mr. Moret received his Bachelor of Science degree in mechanical engineering from the Georgia Institute of Technology.

KEY QUALIFICATIONS:

- Executive Leadership
- Global Business
- Industry/Operational/Manufacturing
- Relevant Technology and Innovation
- Sales and Marketing
- Risk and Governance Oversight
- Financial/Accounting

Thomas W. Rosamilia



Age 60

Director since:
2016

Committees:
Compensation
and Talent
Management

Technology (Chair)

INDEPENDENT

Senior Vice President, Cloud and Cognitive Software and Chairman, IBM North America (technology)

EXPERIENCE:

Mr. Rosamilia is Senior Vice President, Cloud and Cognitive Software and Chairman for IBM North America. In this role he directs IBM's product design and investment strategy, expert labs, global software product development, marketing and field operations across the company's vast software portfolio. He joined IBM in 1983 as a software developer and has held a series of leadership positions, including General Manager of IBM's WebSphere software division, General Manager of IBM Systems and Technology Group, Vice President of IBM Corporate Strategy, Senior Vice President of IBM Systems and Technology Group and IBM Integrated Supply Chain, and most recently as Senior Vice President, IBM Systems. In November 2015, he was appointed Economic Advisor to the Governor of Guangdong Province of the People's Republic of China. Mr. Rosamilia led the global IBM Systems business and acted as a local representative of IBM Corporate Headquarters in Beijing, China from 2017 to 2018.

OTHER LEADERSHIP POSITIONS:

Mr. Rosamilia has served on the boards of several charitable and business organizations.

QUALIFICATIONS:

Mr. Rosamilia brings a high level of technological, strategic, and global business experience to the Board. Through his leadership experience at IBM, he has a deep understanding of technology development, operations, risk management, security, and strategy. He led IBM's semiconductor, servers, storage, and system software business; all of IBM's supply chain; and IBM's Global Business Partners organization. During that time, he oversaw the transformation of IBM's Systems & Technology Group business to better address clients' higher-value, data-driven IT requirements, which included making major investments in strategic businesses and initiatives while exiting businesses that were not aligned with client demands. In 2013, Mr. Rosamilia helped to lead the creation of the OpenPOWER Foundation, a collaboration around open server product design and development. Mr. Rosamilia has also overseen the divestiture of IBM's global semiconductor manufacturing business and the divestiture of IBM's x86 server business. As General Manager of IBM Systems & Technology Group's System z and Power Systems, he was responsible for all facets of both businesses, including strategy, marketing, sales, operations, technology development, and overall financial performance. Mr. Rosamilia received his Bachelor of Science degree, with majors in computer science and economics, from Cornell University. He also completed the IBM Strategic Leadership Forum at Harvard Business School.

KEY QUALIFICATIONS:

- Executive Leadership
- Global Business
- Financial/Accounting
- Industry/Operational/Manufacturing
- Relevant Technology and Innovation
- Sales and Marketing
- Risk and Governance Oversight

Patricia A. Watson



Age 55

Director since:
2017

Committees:
Audit

Technology

INDEPENDENT

President, Cloud Collaboration, Intrado Corporation (global provider of technology enabled services)

EXPERIENCE:

Ms. Watson has served as the President, Cloud Collaboration at Intrado Corporation since September 2020 and previously held the role of Co-President, Enterprise Collaboration upon joining the company in January 2020. She is the former Senior Executive Vice President and Chief Information Officer of Total System Services (TSYS), a role she held from 2015 until 2019 when Global Payments, Inc. acquired TSYS. Before joining TSYS, she served as Vice President and Global Chief Information Officer for The Brink's Company. Previously Ms. Watson worked with Bank of America for more than fourteen years in technology positions of increasing responsibility and spent ten years in the United States Air Force as executive staff officer, flight commander, and director of operations.

OTHER LEADERSHIP POSITIONS:

Ms. Watson has been a director of USAA Federal Savings Bank since September 2020, where she serves on the Member and Technology and Nominating and Governance Committees. She also served as a director for Texas Capital Bancshares from 2016 to 2020.

QUALIFICATIONS:

Ms. Watson brings extensive technology and executive experience to the Board. She has strong strategic leadership, business, financial oversight, and technical skills. As President of Intrado's Cloud Collaboration Ms. Watson is responsible for delivering Unified Collaboration as a Service (Ucaas) for enterprise and mid-market clients leveraging cloud-based technologies. She has experience setting company enterprise technology strategy to enable future global growth. Her background and expertise in information technology and cybersecurity give her critical insights into new technologies, business models, risk identification and management, and talent and strategy. She has valuable experience and knowledge in the areas of audit and control and compliance. She also brings the benefits of her board experience at USAA Federal Savings Bank and Texas Capital Bancshares. Ms. Watson holds a Bachelor of Science degree in mathematics from St. Mary's College at Notre Dame and an M.B.A. from the University of Dayton.

KEY QUALIFICATIONS:

- Executive Leadership
- Global Business
- Financial/Accounting
- Relevant Technology and Innovation
- Risk and Governance Oversight

 **ITEM 1:** THE BOARD OF DIRECTORS RECOMMENDS THAT YOU **VOTE "FOR"** THE ELECTION AS DIRECTORS OF THE FOUR NOMINEES DESCRIBED ABOVE.

CONTINUING DIRECTORS WITH TERMS EXPIRING IN 2024

J. Phillip Holloman



Age 66

Director since:
2013

Committees:
Board
Composition and
Corporate
Governance

Compensation
and Talent
Management

INDEPENDENT

Retired President and Chief Operating Officer, Cintas Corporation (corporate identity uniforms and related business services)

EXPERIENCE:

Mr. Holloman served as President and Chief Operating Officer of Cintas Corporation from 2008 to July 2018. He joined Cintas in 1996 and served in various positions, including Vice President–Engineering/Construction from 1996 to 2000, Vice President–Distribution/Production Planning from 2000 to 2003, Executive Champion of Six Sigma Initiatives from 2003 to 2005, and Senior Vice President–Global Supply Chain Management from 2005 until 2008.

OTHER LEADERSHIP POSITIONS:

Mr. Holloman has been a director of PulteGroup since November 2020 where he serves on the Audit and Finance & Investment Committees. He joined the BlackRock Fixed Income Board of Directors in June 2021 where he serves on the Audit Committee. He also serves on the Board of Trustees for the University of Cincinnati, as Board Chair for the Urban League of Greater Southwestern Ohio and as a director or member of several educational and civic organizations.

QUALIFICATIONS:

As the retired President and Chief Operating Officer of Cintas, Mr. Holloman brings significant leadership and operational and financial oversight experience to our Board. He has extensive knowledge and experience in the areas of process improvement, operations, sales and marketing, and management. During his tenure, he led teams that built 37 new Cintas rental processing facilities and standardized the utilization of automated processing equipment systems. In that time he also led his functions' succession planning, improvement of diversity and inclusion practices, and the creation of staff development plans, and served as executive champion of the supplier diversity initiative. He also implemented a process that reduced the time it took to achieve target operating efficiency by 75 percent. In the areas of distribution and production planning, Mr. Holloman and his team, using Six Sigma methodologies, improved profit, service levels, and internal customer satisfaction while reducing inventory levels. He also participated in developing the compensation and benefits strategy for the organization. Mr. Holloman's leadership and operational experience give him a comprehensive understanding of processes, strategy, risk, and governance management, as well as how to drive change and financial growth. Mr. Holloman received his Bachelor of Science degree in Engineering from the University of Cincinnati.

KEY QUALIFICATIONS:

- Executive Leadership
- Industry/Operational/Manufacturing
- Relevant Technology and Innovation
- Financial/Accounting
- Risk and Governance Oversight
- Sales and Marketing

Steven R. Kalmanson



Age 69

Director since:
2011

Committees:
Board
Composition and
Corporate
Governance
(Chair)

Compensation
and Talent
Management

INDEPENDENT

Retired Executive Vice President, Kimberly-Clark Corporation (consumer package goods)

EXPERIENCE:

Mr. Kalmanson joined Kimberly-Clark Corporation in 1977 and held various marketing and business management positions within the consumer products businesses. He was appointed President, Adult Care in 1990; President, Child Care in 1992; President, Family Care in 1994; Group President of the Consumer Tissue segment in 1996; Group President–North Atlantic Personal Care in 2004; and Group President–North Atlantic Consumer Products from 2005 until his retirement as Executive Vice President in 2008. Mr. Kalmanson was president and sole owner of Maxair, Inc., an aviation services company, from 1988 to 2011.

QUALIFICATIONS:

Mr. Kalmanson brings extensive marketing, business and executive management experience to the Board, having served in various senior officer positions for a global public company. Throughout his career, he successfully initiated and managed risk and change to assist in the transformation of Kimberly-Clark from a pulp and paper company to a globally-recognized consumer package goods conglomerate marketing some of the most recognized brands in the world. In addition to his U.S. experience, Mr. Kalmanson has international management experience through his responsibilities for Kimberly-Clark's European and Canadian businesses and sales organizations, global procurement and supply chain organizations, and marketing research and services organizations. He successfully innovated, restaged and grew Kimberly-Clark's global consumer brands and businesses. He has experience leading mergers and acquisitions, organizational restructurings and facility closures, and divestitures. He also has experience in sustainability through his responsibilities for developing conservation plans and strategies to reduce the environmental impact of manufacturing activities. During his tenure, Mr. Kalmanson was also responsible for developing and executing management recruitment, development and succession plans for his business units. In addition, he owned and operated his own aviation services business for over two decades, which gives him insights into economic, operational, regulatory, and other challenges faced by the Company. Mr. Kalmanson was born and raised in Johannesburg, South Africa and received his Bachelor degree in Commerce and holds an M.B.A. from the University of Witwatersrand, Johannesburg, South Africa.

KEY QUALIFICATIONS:

- Executive Leadership
- Global Business
- Industry/Operational/Manufacturing
- Sales and Marketing
- Risk and Governance Oversight
- Financial/Accounting

Lisa A. Payne



Age 63

Director since: 2015

Committees:
Compensation and Talent Management (Chair)

Board Composition and Corporate Governance

INDEPENDENT

Former Vice Chairman and Chief Financial Officer, Taubman Centers, Inc. (real estate investment trust)

EXPERIENCE:

Ms. Payne served as Vice Chairman and Chief Financial Officer of Taubman Centers, Inc. from 2005 to 2016. She joined Taubman in 1997, serving as the Executive Vice President and Chief Financial and Administrative Officer until 2005. Before joining Taubman, she was an investment banker with Goldman Sachs & Co. for ten years. Ms. Payne also served as Chairman of the Board of Soave Enterprises LLC and President of Soave Real Estate Group (property management) from 2016 through March 2017.

OTHER LEADERSHIP POSITIONS:

Ms. Payne served as a director of Taubman from 1997 until March 2016. She has been a director of Masco Corporation since 2006, where she serves as Chair of the Board and on the Audit (Chair) and Organization & Compensation Committees. Ms. Payne served as a director of J.C. Penney, Inc. from 2016 until December 2020. She is a former trustee of Munder Series Trust and Munder Series Trust II, two open-end management investment companies. She also serves as a director or trustee of several educational and charitable organizations.

QUALIFICATIONS:

Ms. Payne brings strong leadership, operational, and finance experience to our Board. During her tenure at Taubman, she led the company through key operational and strategic initiatives. Her executive experience and leadership roles give her critical insights into company operations, growth strategy, competition, compensation plans, employee engagement, diversity and inclusion initiatives, and information technology that assists our Board in its oversight function. Her past experience as a CFO and investment banker provide the Board with financial, accounting, and corporate finance expertise. She has a high level of financial literacy and accounting experience that provides the Board with expertise in understanding and overseeing financial reporting and internal controls. In addition, her board and board committee experience at Taubman, Masco, and J.C. Penney give her significant insight into the governance, compensation, risk management, and compliance-related matters of public companies. Ms. Payne received her Bachelor of Science degree in Biology from Elizabethtown College and holds an M.B.A. from the Fuqua School of Business Administration, Duke University.

KEY QUALIFICATIONS:

- Executive Leadership
- Financial/Accounting
- Relevant Technology and Innovation
- Risk and Governance Oversight

CONTINUING DIRECTORS WITH TERM EXPIRING IN 2023

William P. Gipson



Age 65

Director since: 2020

Committees:
Audit

Technology

INDEPENDENT

Retired President Enterprise Packaging Transformation and Chief Diversity and Inclusion Officer, The Procter & Gamble Company (consumer goods company)

EXPERIENCE:

Mr. Gipson served as President Enterprise Packaging Transformation and Chief Diversity and Inclusion Officer of Procter & Gamble from 2017 until his retirement in 2019. He joined Procter & Gamble in 1985 and held management positions of increasing responsibility including serving as Senior Vice President of Research and Development, Asia Innovation Centers in Singapore, Japan and China from 2015 to 2017, and Beauty Care Sector Senior Vice President for R&D from 2011 to 2015.

OTHER LEADERSHIP POSITIONS:

Mr. Gipson has been a director of ManpowerGroup since November 2020. He also serves on several not-for-profit Boards, including Executive Leadership Council, CityLink, University of Alabama STEM Pathway to an MBA and previously served on the Boards of The United Negro College Fund and The National Action Council for Minorities in Engineering.

QUALIFICATIONS:

Mr. Gipson brings extensive leadership, innovation, business transformation and global business experience to the Board. He leverages his experience as a former top executive for a global public company to guide the Company in the areas of product, packaging and process innovation and market expansion. He also concurrently served as Chief Diversity and Inclusion Officer for eight years until his retirement, which adds robust and knowledgeable experiences to draw from in the Board's role in oversight of Company culture and diversity and inclusion initiatives. Mr. Gipson has international management experiences having served in leadership roles in South America and Singapore supporting Procter & Gamble's efforts in each region, in particular creating a half billion dollar business for a product new to South America. Mr. Gipson received his Bachelor of Science degree in Chemical Engineering from the University of Alabama.

KEY QUALIFICATIONS:

- Executive Leadership
- Industry/Operational/Manufacturing
- Relevant Technology and Innovation
- Financial/Accounting
- Risk and Governance Oversight
- Global Business

Pam Murphy



Age 48

Director since:
2019

Committees:
Audit

Technology

INDEPENDENT

Chief Executive Officer, Imperva, Inc. (cybersecurity and software services provider)

EXPERIENCE:

Ms. Murphy is Chief Executive Officer of Imperva, Inc., a cyber security software and services provider. Before assuming her current role, she served as chief operating officer for Infor, Inc., a global leader in business cloud software products for industry-specific companies and markets, having joined Infor in 2010. Prior to Infor, Ms. Murphy spent 11 years at Oracle Corporation, with responsibility for global sales operations, consulting operations in Europe, Middle East and Africa and field finance for Oracle's global business units. Before Oracle, she provided strategy, direction and counsel to clients at Andersen Consulting and Arthur Andersen.

OTHER LEADERSHIP POSITIONS:

Ms. Murphy has been a director of MeridianLink, Inc., a leading provider of cloud-based software solutions for financial institutions since July 2021, where she serves on the Audit Committee.

QUALIFICATIONS:

As Chief Executive Officer of Imperva, Ms. Murphy brings strong leadership and operational experience to the Board. She has extensive technology, business development and strategy, global business, and finance experience. This expertise and Ms. Murphy's strong executive leadership and risk management skills were gained in her current role and in previous roles as Chief Operating Officer of Infor, Inc., a global leader in business cloud software products (2011-2019), Senior Vice President, Corporate Operations of Infor (2010-2011) and as Oracle's Vice President, Finance & Operations (2007-2010) and Consulting Operations for Europe (2000-2007). Her background and expertise in leading technology companies include a wide range of responsibilities for global operational and financial functions, which aids in the provision of Board oversight in these areas. Ms. Murphy's experience with leading and building teams to sell to the manufacturing industry, go-to-market solutions, and leading sales and marketing functions brings additional depth to her role on the Board. Ms. Murphy received her Bachelor of Commerce in Accounting and Finance from the University of Cork, Ireland.

KEY QUALIFICATIONS:
- Executive Leadership
- Financial/Accounting
- Global Business
- Industry/Operational/Manufacturing
- Sales and Marketing
- Risk and Governance Oversight
- Relevant Technology and Innovation

Donald R. Parfet



Age 69

Director since:
2008

Lead Independent
Director

Committees:
None

INDEPENDENT

Managing Director, Apjohn Group, LLC (business development); General Partner, Apjohn Ventures Fund LP (venture capital fund)

EXPERIENCE:

Mr. Parfet has served as Managing Director of Apjohn Group since 2001. Before that, he served as Senior Vice President of Pharmacia Corporation (pharmaceuticals).

OTHER LEADERSHIP POSITIONS:

Mr. Parfet has been a director of Kelly Services, Inc. since 2004, where he serves as non-executive Chairman of the Board, and a director of Masco Corporation since 2012, where he serves on the Nominating and Governance and Organization and Compensation Committees. From 2003 until November 2019, Mr. Parfet served as a director of Sierra Oncology, Inc. He also serves as a director or trustee of a number of business, civic, and charitable organizations.

QUALIFICATIONS:

Mr. Parfet brings extensive finance and industry experience to the Board. He has served as General Partner of a venture capital fund since 2003. In this role, he is an active investor in early stage pharmaceutical companies, which requires evaluating financial and development risk associated with emerging medicines. During his years at The Upjohn Company and its successor, Pharmacia & Upjohn, he had extensive financial and corporate staff management responsibilities and ultimately senior operational responsibilities for multiple global business units. He is experienced in leading business development, strategic planning, risk assessment, human resource planning, and financial planning and control, as well as the manufacturing of pharmaceuticals, chemicals, and research instruments. Mr. Parfet has board oversight and corporate governance experience from his current service on other boards. Mr. Parfet received his Bachelor of Arts degree in Economics from the University of Arizona and holds an M.B.A. from the University of Michigan.

KEY QUALIFICATIONS:
- Executive Leadership
- Financial/Accounting
- Industry/Operational/Manufacturing
- Risk and Governance Oversight

DIRECTOR COMPENSATION

Our director compensation program is designed to attract and retain qualified directors, fairly compensate directors for the time they spend in fulfilling their duties and align their compensation directly with the interests of shareowners. The Board Composition and Corporate Governance Committee determines the form and amount of director compensation, with discussion and approval by the full Board. The Committee relies on Willis Towers Watson to provide advice on director compensation trends. The Committee benchmarks its director compensation on an annual basis relative to proxy data available for companies of similar size ($5-10 billion revenue range). The market data analysis is a significant factor in our compensation determinations. As shown, using equity within the director compensation program, the Board believes that a meaningful portion of director compensation should be in the form of our common stock to further align the economic interests of directors and shareowners. Employees who serve as directors do not receive any compensation for their director service.

In response to the macroeconomic situation caused by the COVID-19 pandemic, we instituted temporary cost reductions, including salary reductions for our executives. Consistent with those actions, effective April 1, 2020, the Board reduced the quarterly cash payments for its annual cash retainer, Committee Chair Fees, and the Lead Independent Director fee, by 50%. These amounts were reinstated to the full amount effective January 2021.

ANNUAL DIRECTOR COMPENSATION

There are three elements of our director compensation program: an annual retainer, equity awards and Committee Chair fees. The following table describes each element of director compensation for fiscal 2021.

	Annual Retainer		Equity Awards	Committee Chair Fees[3][4]	Lead Independent Director Fee
	Cash	Common Stock	Common Stock	Cash	Cash
Annual Amount	$107,500	$107,500[1]	$40,000[2]	Varies by Committee and role	$35,000
First Fiscal Quarter Reduced Amount[3]	$13,438	Not Applicable	Not Applicable	Varies by Committee and role	$4,375
Timing of Payment/Award	Paid in equal installments on 1st business day of each quarter	Granted on 1st business day of fiscal year (or pro-rata amount upon initial election to the Board)	Granted on date of Annual Shareowners Meeting (or pro-rata amount upon initial election to the Board)	Paid in equal installments on 1st business day of each quarter	Paid in equal installments on 1st business day of each quarter
Deferral Election Available	Yes	Yes	Yes	Yes	Yes
Dividend/Dividend Equivalent Eligible	Not Applicable	Yes	Yes	Not Applicable	Not Applicable

(1) The $107,500 equated to 490 shares granted under the 2020 Long term Incentives Plan on October 1, 2020 based on the closing price of our common stock on the NYSE on that date of $219.52. A prorated amount of $98,542, which equated to 406 shares, was granted to Mr. Gipson, who was elected as a director on November 4, 2020, based on the closing price of our common stock on the NYSE on that date of $242.69.

(2) The $40,000 equated to 159 shares granted under the 2020 Long term Incentives Plan on February 2, 2021 based on the closing price of our common stock on the NYSE on that date of $252.52. A prorated amount of $10,000, which equated to 42 shares, was granted to Mr. Gipson when he was elected as a director on November 4, 2020, based on the closing price of our common stock on the NYSE on that date of $242.69.

(3) Effective April 1, 2020, the quarterly cash payments for annual cash retainer, Committee Chair fees, and Lead Independent Director fee were reduced by 50% to align costs with anticipated market conditions in light of the COVID-19 pandemic and were reinstated to the full amount effective January 2021. The first fiscal quarter of fiscal 2021 had reduced cash payments.

(4) Committee Chair fees recognize the greater workload and responsibilities of directors who serve in these roles. Annual Committee member fees were eliminated effective for fiscal 2020 to allow for consistency, simplicity, and flexibility for Committee member rotations.

	Audit Committee	Compensation and Talent Management Committee	Board Composition and Corporate Governance Committee	Technology Committee
Chair Annual Amount	$25,000	$20,000	$20,000	$20,000
Chair Reduced Fiscal 2021 Amount	$21,875	$17,500	$17,500	$17,500
Member	$0	$0	$0	$0

ANNUAL LIMIT

Share-based compensation to non-employee directors is delivered under the 2020 Long-Term Incentives Plan effective February 5, 2020 and includes an annual limit of $750,000 on total compensation of each non-employee director, including cash- and share-based compensation.

DEFERRAL ELECTION

Under the terms of our Directors Deferred Compensation Plan, directors may elect to defer all or part of the cash payment of Board retainer or Committee fees until such time as the director specifies, with interest on deferred amounts accruing quarterly at 120% of the federal long-term rate set each month by the Secretary of the Treasury. In addition, each director has the opportunity each year to defer all or any portion of the annual grants of common stock, cash retainer, and Committee fees by electing to instead receive restricted stock units valued, in the case of cash deferrals, at the closing price of our common stock on the NYSE on the date each payment would otherwise be made in cash.

OTHER BENEFITS

We reimburse directors for transportation, lodging and other expenses actually incurred in attending Board and Committee meetings. We also reimburse directors for similar travel, lodging and other expenses for their spouses to accompany them to a limited number of Board meetings held as retreats to which we invite spouses for business purposes. From time to time and when available, directors and their spouses are permitted to use our corporate aircraft for travel to Board meetings. In fiscal 2021 we hosted one in-person Board retreat and spouses were not in attendance at any meetings during fiscal 2021.

Directors are eligible to participate in a matching gift program under which we match donations made to eligible educational, arts or cultural institutions. Gifts are matched up to an annual calendar year maximum of $10,000. This same program is available to all our U.S. salaried employees.

DIRECTOR STOCK OWNERSHIP REQUIREMENT

Non-employee directors are subject to stock ownership requirements and may not sell any shares of our common stock until the requirement is met. To further align directors' and shareowners' economic interests, our Guidelines on Corporate Governance provide that non-management directors are required to own, within five years after joining the Board, shares of our common stock (including restricted stock units) equal in value to five times the portion of the annual retainer that is payable in cash. All directors met the requirements as of September 30, 2021, except for Mr. Gipson, who joined the Board in November 2020 and is within the five-year compliance window.

DIRECTOR COMPENSATION FOR FISCAL 2022

As stated above, in fiscal 2021 we provided equity awards to our non-employee directors equal to 50% of the annual retainer ($107,500) on October 1, 2020, and $40,000 on the same date as our annual shareowner meeting on February 2, 2021. Effective October 1, 2021, we consolidated the equity award timing to coincide with the date of the annual long term incentive awards for our management team on the date of the Compensation and Talent Management Committee meeting in December. On December 7, 2021, each director received shares equal to $147,500 granted under the 2020 Long Term Incentives Plan based on the closing price of our common stock on the NYSE on that date. No other changes were made to director compensation.

DIRECTOR COMPENSATION TABLE

The following table shows the total compensation earned by each of our non-employee directors during fiscal 2021.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[3] ($)	All Other Compensation[4] ($)	Total ($)
William P. Gipson[5]	89,091	148,542	0	0	1,186	238,819
J. Phillip Holloman	94,063	147,500	0	0	49,143	290,706
Steven R. Kalmanson	111,563	147,500	0	0	0	259,063
James P. Keane	115,938	147,500	0	0	0	263,438
Lawrence D. Kingsley[6]	111,563	147,500	0	0	15,233	274,296
Pam Murphy	94,063	147,500	0	0	0	241,563
Donald R. Parfet	124,688	147,500	0	0	19,253	291,441
Lisa A. Payne	111,563	147,500	0	0	10,000	269,063
Thomas W. Rosamilia	94,063	147,500	0	0	10,000	251,563
Patricia A. Watson	94,063	147,500	0	0	500	242,063

(1) This column represents the amount of cash compensation earned in fiscal 2021 for Board and Committee service (whether or not deferred and whether or not the directors elected to receive restricted stock units in lieu of cash fees). Includes the Lead Independent Director fee for Mr. Parfet. Effective April 1, 2020, the quarterly cash payments for annual cash retainer, Committee Chair fees, and the Lead Independent Director fee were reduced by 50% to align costs with anticipated market conditions in light of the COVID-19 pandemic and were reinstated to the full amount effective January 2021. The first fiscal quarter of fiscal 2021 had reduced cash payments.

(2) Values in this column represent the grant date fair value of stock awards computed in accordance with accounting principles generally accepted in the United States (U.S. GAAP). On October 1, 2020, each director, except Mr. Gipson, received 490 shares under the 2020 Long Term Incentives Plan with an aggregate grant date fair value of $107,500 in payment of the common stock portion of the annual retainer. A prorated amount of $108,542, which equated to 448 shares, was granted to Mr. Gipson, who was elected as a director on November 4, 2020. On February 2, 2021 (the date of our Annual Meeting), each director received 159 shares of common stock under the 2020 Long Term Incentives Plan with an aggregate grant date fair value of $40,000. The amounts shown do not correspond to the actual value that may be realized by the directors. Directors may elect to defer the annual share awards by electing instead to receive the same number of restricted stock units. As of September 30, 2021, 467, 11,672, 3,559 and 2,162 restricted stock awards granted under the 2020 Long-Term Incentives Plan and 2003 Directors Stock Plan as compensation for services as directors were outstanding for Messrs. Gipson, Holloman, Kingsley, and Parfet, respectively.

(3) Aggregate earnings in fiscal 2021 on the directors' deferred cash compensation balances were $4,503 for Mr. Kingsley and $2,797 for Ms. Murphy. We do not pay "above market" interest on non-qualified deferred compensation; therefore, this column does not include these amounts.

(4) This column consists of cash dividend equivalents paid on restricted stock units for Messrs. Gipson, Holloman, Kingsley and Parfet, of $1,186, $49,143, $15,233, and $9,253, respectively, and for Mr. Parfet, Ms. Payne, Mr. Rosamilia, and Ms. Watson, the Company's matching donations under the Company's matching gift program of $10,000, $10,000, $10,000, and $500, respectively. This column does not include the perquisites and personal benefits provided to each director because the aggregate amount provided to each director was less than $10,000.

(5) Mr. Gipson was elected as a director on November 4, 2020.

(6) Mr. Kingsley resigned effective December 1, 2021 and the Board reduced the number of directors from eleven to ten effective December 3, 2021.

COMPENSATION AND TALENT MANAGEMENT COMMITTEE REPORT

The Compensation and Talent Management Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on this review and discussion, the Compensation and Talent Management Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation and Talent Management Committee
Lisa A. Payne, Chair
J. Phillip Holloman
Steven R. Kalmanson
Thomas W. Rosamilia

EXECUTIVE COMPENSATION

ITEM 2. PROPOSAL TO APPROVE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS   34

COMPENSATION DISCUSSION AND ANALYSIS   34

  NAMED EXECUTIVE OFFICERS (NEOS)   34

  EXECUTIVE SUMMARY   35

  ALIGNING PAY WITH PERFORMANCE   37

  COMPENSATION REVIEW PROCESS   38

  FISCAL 2021 COMPENSATION DECISIONS   40

    BASE SALARY   40

    ANNUAL INCENTIVE COMPENSATION   41

    LONG-TERM INCENTIVES (LTI)   43

    PERQUISITES   46

    OTHER   46

  COMPENSATION RISK ASSESSMENT   46

  CHANGES IN COMPENSATION PROGRAM FOR FISCAL 2022   47

  OTHER COMPENSATION POLICIES   48

SUMMARY COMPENSATION TABLE   50

  ALL OTHER COMPENSATION TABLE   51

GRANTS OF PLAN-BASED AWARDS TABLE   52

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE   54

OPTION EXERCISES AND STOCK VESTED TABLE   55

PENSION BENEFITS TABLE   56

NON-QUALIFIED DEFERRED COMPENSATION   58

NON-QUALIFIED DEFERRED COMPENSATION TABLE   59

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL   59

RATIO OF ANNUAL COMPENSATION FOR THE CEO TO OUR MEDIAN EMPLOYEE   62

ITEM 2. PROPOSAL TO APPROVE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Every year our shareowners have the opportunity to provide an advisory vote on our executive compensation. This advisory vote is one of many ways you can convey your views about our compensation programs and policies.

Our compensation philosophy is designed to attract, retain, and motivate executive talent and emphasize pay for performance, including the creation of shareowner value. We encourage you to read the Compensation Discussion and Analysis (CD&A) and compensation tables that follow for a detailed discussion of our compensation programs and policies. We believe our compensation programs and policies are aligned with shareowner interests and worthy of your continued support as they are supported by a strong framework of compensation governance and are effective in implementing our compensation philosophy and achieving our short- and long-term goals with the appropriate level of risk.

The following resolution will be submitted for a shareowner vote at the 2022 Annual Meeting:

> "RESOLVED, that the shareowners of the Company approve, on an advisory basis, the compensation of the Company's named executive officers listed in the 2021 Summary Compensation Table included in the proxy statement for this meeting, as such compensation is disclosed pursuant to Item 402 of Regulation S-K in this proxy statement under the section entitled "Executive Compensation," including the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures set forth under that section."

Although this vote is not binding on the Company, the Board values your views. The Board and Compensation and Talent Management Committee will review the results of the vote and take them into consideration in addressing future compensation policies and decisions.

 **ITEM 2:** THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

COMPENSATION DISCUSSION AND ANALYSIS

NAMED EXECUTIVE OFFICERS (NEOS)

This CD&A describes our executive compensation philosophy and program, as well as the specific compensation paid during fiscal year 2021 to the five current executives shown below, as well as two former SVP & Chief Financial Officers, Patrick P. Goris[1] and Steven W. Etzel[1], during fiscal 2021. We refer to these individuals as our "named executive officers," or NEOs.

				
BLAKE D. MORET	**NICHOLAS C. GANGESTAD**[1]	**FRANK C. KULASZEWICZ**	**SCOTT A. GENEREUX**	**REBECCA W. HOUSE**
Chairman, President & Chief Executive Officer	SVP & Chief Financial Officer	SVP, Lifecycle Services	SVP, Chief Revenue Officer	SVP, Chief People and Legal Officer & Secretary

(1) Mr. Goris terminated as SVP & Chief Financial Officer effective November 13, 2020 and Mr. Etzel served as interim SVP & Chief Financial Officer until Mr. Gangestad was hired on March 1, 2021.

EXECUTIVE SUMMARY

COMPENSATION PROGRAM OVERVIEW

Objectives	Philosophy	Results Focus
Our executive compensation program is designed to: ● Motivate executives to create shareowner value ● Attract and retain executive talent ● Balance rewards with appropriate risk-taking based on performance from our financial results and strategic company goals	Our executive compensation philosophy is built on the following practices: ● Align compensation with the Company's strategy ● Motivate superior long-term performance ● Pay for performance by establishing goals tied to the Company's results ● Provide market-competitive pay ● Recognize that the quality of our leadership has a direct impact on our performance	Our performance measures are aligned with shareowner interests: ● Relative Total Shareowner Return (TSR) ● Organic sales growth ● Adjusted Earnings Per Share (EPS) ● Free cash flow ● Organic Annual Recurring Revenue (ARR) Growth ● Strategic Company and individual goals

COMPONENTS OF OUR EXECUTIVE COMPENSATION PROGRAM

Element	Form of Award	Program Components	Period	2021 Total Target Direct Compensation Mix CEO	Other NEOs		
Base Salary	Cash	Competitive pay based on scope, experience, and performance	One year	12%	19%		
Annual Incentive (ICP)	Cash	Performance on four key financial goals with adjustment for company performance against strategic goals and individual performance	One year	18%	17%	AT-RISK PAY	PERFORMANCE BASED
Long-Term Incentive (LTI)	Performance Shares (40%)	Realized value based on TSR performance relative to the S&P 500 Selected GICS (Capital Goods, Software and Services, and Technology, Hardware, and Equipment)	Vest after three years	70%	64%		
	Stock Options (30%)	Realized value based on appreciation in stock price relative to original grant price	Vest over three years in three equal annual installments				
	Time-based Restricted Stock (30%)	Realized value based on our stock price performance	Vest over three years in three equal annual installments				

EXECUTIVE COMPENSATION BEST PRACTICES

We employ the following best practices to effectively manage our executive compensation program:

- Compensation program design and annual benchmarking of executive pay levels based on data from nationally recognized compensation consulting firms
- Rigorous executive stock ownership requirements
- Overseen by independent directors with significant Compensation and Talent Management Committee (Committee) experience and knowledge of the drivers of our long-term performance

- Clawback policy of incentives for all our officers
- Annual assessment of compensation plan risk
- Incentive thresholds and targets reward improved year-over-year and long-term financial performance
- Balanced use of absolute and relative performance incentive metrics

- No employment agreements with officers
- Limited use of change of control agreements, including no excise tax gross-ups, with a double-trigger requirement for equity vesting
- Limited use of perquisites
- Annual review of compensation consultant independence and performance

SHAREOWNER SUPPORT ON EXECUTIVE COMPENSATION

At our 2021 Annual Meeting of Shareowners our shareowners voted to approve our executive compensation programs on an advisory basis. We have always received shareowner approval for our executive compensation programs. In 2021, we engaged with shareowners to discuss our executive compensation program and feedback from our outreach calls was presented to the Committee. We believe these voting results and shareowner feedback received represent an endorsement of our executive compensation philosophy and pay programs.

2021 FINANCIAL PERFORMANCE HIGHLIGHTS

Despite continued challenges related to the COVID-19 pandemic, including supply chain constraints, the Company achieved several key financial, operational, and strategic performance milestones in fiscal 2021 including:

- Record revenue levels – reported sales up 10.5%, organic sales up 6.7% year over year
- Diluted EPS $11.58, Adjusted EPS $9.43 and up 20% year over year
- Double digit growth in organic annual recurring revenue – a new incentive metric aligned with our strategic intent to increase our resilience and move the business towards greater recurring revenue streams
- Cash provided by operating activities and free cash flow (FCF) performance remained strong with FCF conversion of 103% of Adjusted Income
- Acquired Plex Systems and Fiix Inc. to accelerate our strategy to bring The Connected Enterprise to life by combining industry-leading cloud technology with our existing software portfolio and domain expertise

The table below demonstrates the year-over-year results for the financial measures used in our annual incentive plan:

SALES GROWTH
(As Reported)

FY2021   10.5%
FY2020   (5.5%)

ORGANIC SALES GROWTH
(Non-GAAP)

FY2021   6.7%
FY2020   (7.8%)

DILUTED EPS
(As Reported)

FY2021 $11.58
FY2020 $8.77

ADJUSTED EPS
(Non-GAAP)

FY2021 $9.43
FY2020 $7.87

CASH PROVIDED BY OPERATING ACTIVITIES
(As Reported in $M)

FY2021 $1,261
FY2020 $1,121

FREE CASH FLOW
(Non-GAAP in $M)

FY2021 $1,141
FY2020 $1,007

ORGANIC ANNUAL RECURRING REVENUE GROWTH
(Key Metric)

18.0%
FY2021

COMPENSATION ACTIONS DURING FISCAL 2021

We have a long-standing and strong orientation toward pay for performance in our executive compensation program. The COVID-19 pandemic had a significant impact on our business. We prioritized the safety of our employees, customers, and communities while demonstrating agility and ability to maintain production and business operations. In response to the evolving conditions and uncertainty the COVID-19 pandemic presented, we implemented temporary cost reduction actions, including reduction in executive compensation, that began in fiscal 2020 and ended during the first quarter of fiscal 2021. Reflecting our pay-for-performance orientation, our fiscal 2020 financial performance resulted in no payouts earned under our fiscal 2020

annual incentive compensation plan (ICP) and a below target number of performance shares earned for the performance period from October 1, 2017 to September 30, 2020. Also, despite the pandemic's negative impact on the Company, no adjustments were made to fiscal 2020 performance targets or incentive payouts.

Economic conditions stabilized in fiscal 2021, and the Company benefited from the work done by all our employees to achieve strong fiscal 2021 financial results. Again, in accordance with our pay-for-performance orientation, we took actions in fiscal 2021 to recognize these results. The actions taken in fiscal 2020 and 2021, outlined below, applied consistently across all participants in these programs:

FY2020 Incentive:	For the period April 27 to December 6, 2020:	FY2021 one-time Non-Elective contribution of $500 to US savings plan participants on December 7, 2020	FY2021 Salary increase was delayed until July 2021 for employees hired before July 2020; no increase provided to our CEO	FY2021 Incentive:
• No annual incentive payout • 3-year performance share payout of 93% of target for the period ending September 30, 2020	• Base salary reduction of 25% for our CEO and 15% for our other NEOs • Suspension of US savings plan company match			• Above target annual incentive payouts (139.1% average payout for NEOs) • 3-year performance share payout of 144% of target for the period ending September 30, 2021

We are performance oriented and set stretch financial goals, balancing rewards with appropriate risk. We had overall above target financial performance and progress towards key strategic goals, resulting in fiscal 2021 ICP awards above target for our NEOs, average payout of 139.1% of target. Please reference 2021 Performance and Payout Results section below for further information.

For the performance period from October 1, 2018 to September 30, 2021, our three year TSR of 74.4% was at the 67th percentile of the S&P 500 Index and above our target of 60th percentile, resulting in 144% of the target number of performance shares earned. Please reference the 2019-2021 Performance Share Payout Results section below for further information.

ALIGNING PAY WITH PERFORMANCE

Our strategy is to bring The Connected Enterprise to life by integrating control and information across the enterprise. We improve customer outcomes by combining advanced industrial automation with the latest information technology. Our growth and performance strategy seeks to:

• increase market share of our core automation platforms by expanding our vertical end market focus, strengthening our competitive differentiation in areas like Motion and advanced material handling, and expanding our market presence in Europe and Asia;

• drive double digit growth in Information Solutions and Connected Services;

• acquire companies that accelerate what we are doing in Information Solutions and Connected Services (e.g., operations management software and industrial cybersecurity services), advanced material handling offerings, and our market presence in Europe and Asia;

• increase our internal capabilities through the hiring of executive talent to enhance the organization capabilities and bolster executive benchstrength;

• expand our operational capacity and resiliency;

• deploy human and financial resources to strengthen our technology leadership and our intellectual capital business model;

• deploy human and financial resources to strengthen our technology leadership and our intellectual capital business model;

• continuously improve quality and customer experience; and

• drive annual cost productivity.

We believe:

• Our employees' knowledge of our customers and their applications and our technology are key factors that make our long-term business strategy work.

• It is important to align the compensation of our leadership with our long-term business strategy. Our short- and long-term incentive plans focus the management team's efforts in the areas that are critical to the success of our long-term business strategy.

• The quality of our leadership has a direct impact on our performance and success.

- Rockwell Automation has a long-standing and strong orientation toward pay for performance in its executive compensation program. We maintain this orientation throughout economic cycles that may cause fluctuation in our operating results and compensation outcomes.

- A significant portion of an executive's compensation should be variable. The variable portions of our annual incentive plan (ICP)

and long term incentives (LTI) are directly linked to our performance and the creation of shareowner value. As shown in the charts below, 88% of the CEO's target compensation, and approximately 81% of the other NEOs' target compensation, was compensation at-risk in fiscal 2021:



COMPENSATION REVIEW PROCESS

The table below outlines the typical timing and annual review process that our Committee follows.

JUNE OR JULY	SEPTEMBER	OCTOBER OR NOVEMBER	DECEMBER
Review market trends and practices. Review incentive plans to ensure they continue to align with the company's strategy.	Review peer group and compensation risk.	Review market data and tally sheets for the NEOs. Determine performance share payouts for performance period just ending.	Finalize annual compensation decisions: base pay for the coming year, ICP payout for the performance period just ending, target LTI awards for the performance period just beginning.

The Committee may deviate from this timing to make compensation changes regarding executives who are promoted or hired during the year or to respond to unusual conditions, such as the COVID-19 pandemic, that require decisions on a different timetable.

Willis Towers Watson, the Committee's independent compensation consultant, the CEO, and certain other executives assist the Committee with its review of compensation of our officers.

PEER GROUP

The Committee believes it is important to clearly understand the relevant market for executive talent to inform its decision-making and to ensure that our executive compensation program supports our recruitment and retention needs. The compensation review process incorporates the prevalent market practice of using a defined peer group for benchmarking NEO pay levels and practices. Reflecting our growth in information technology and industrial operational technology software solutions, we incorporate specific industry sectors as part of the selection process for a relevant benchmark to our labor market for executive talent.

Following a review process led by Willis Towers Watson, the Committee selected the following 20 companies to constitute the 2021 peer group (the "Compensation Peer Group") at their September 2020 meeting. The only change from the 2020 peer group was to remove Symantec Corporation as they were acquired by Broadcom Inc.

2021 PEER GROUP

→ AMETEK, Inc.
→ Amphenol Corporation
→ Corning Incorporated
→ Dover Corporation
→ Fortive Corporation
→ Intuit Inc.
→ Keysight Technologies, Inc.
→ NCR Corporation
→ NetApp, Inc.
→ Parker-Hannifin Corporation
→ Regal Beloit Corporation

→ Sanmina Corporation
→ Seagate Technology, PLC
→ Synopsys, Inc.
→ TE Connectivity
→ Trimble Inc.
→ Vishay Intertechnology, Inc.
→ VMware, Inc.
→ Xerox Holdings Corporation
→ Zebra Technologies Corporation

Peer Group Selection Criteria
- Revenue (Approximately .5 to 2.0 times our revenue)
- Industry business focus:
  - Industrial machinery,
  - Electrical components and manufacturing services, and
  - Technology hardware and software
- Market capitalization reviewed and considered

Percentile Positioning Relative to Peers

49TH
REVENUE

68TH
MARKET CAPITALIZATION

We also consider broader market data in setting each element of our NEOs' and other officers' compensation. In particular, the Committee reviewed custom industry market data from the results of surveys provided by Willis Towers Watson and Aon Hewitt. This custom benchmarking includes specific industry sectors that best represent our labor market, size-adjusted based on revenue to yield an index of approximately 275 companies. The Company is near to or above the median revenue of both this group and the Compensation Peer Group (collectively, the "Peer Groups").

We believe our compensation review process provides an appropriate picture of where we compete for talent and aligns with best practices in the market.

USE OF TALLY SHEETS

We consider the total compensation (earned or potentially available) for each NEO in establishing each element of compensation. As part of our compensation review process, the Committee conducts a total compensation review or "Tally Sheet". This review encompasses three years of all elements of compensation, including base salary, annual incentives, realized value of LTI grants, perquisites, health benefits, and retirement benefits. We also review each NEOs' Company stock ownership as well as potential termination payments. Based upon the results of this analysis, the Committee concluded that our compensation programs are in line with our compensation philosophy.

ROLE OF MANAGEMENT

The Committee assesses the performance of the CEO and sets the CEO's compensation in executive session without the CEO present. The CEO reviews the performance of our other officers, including the other NEOs, with the Committee and makes recommendations regarding each element of their compensation for the Committee's review and approval. The Committee and the CEO are assisted in their review by Willis Towers Watson and the Senior Vice President, Chief People & Legal Officer. The other NEOs do not play a role in their own compensation determinations other than discussing their performance with the CEO.

FISCAL 2021 COMPENSATION DECISIONS

BASE SALARY

The Committee reviews base salaries for our officers on an annual basis, as well as at the time of hire, promotion or other change in responsibilities. In determining our NEOs' base salaries, the Committee considers:

- the median market data of the Peer Groups for their positions;
- our performance and the performance of the NEOs' business segments (where applicable), as well as the NEOs' performance compared to operating and leadership objectives;
- scope, experience, skills, and recent significant promotions or changes in role or responsibilities;

- internal equity among the NEOs;
- expected future contributions and leadership; and
- salary increase plans for other employees.

In response to the COVID-19 pandemic, we instituted temporary cost reductions, including base salary reductions of 25% for Mr. Moret and 15% for the other officers reporting to our CEO effective from April 27 to December 6, 2020. The table below summarizes the changes in NEO base salary during fiscal 2021.

Name	Temporary Reduction (%)	October 1, 2020 Reduced Base Salary ($)	December 7, 2020 Reinstated Base Salary ($)	Base Salary Upon Hire or Promotion	July 5, 2021 Increase (%)	September 30, 2021 Base Salary ($)	FY2021 Salary ($)	FY2021 Bonus ($)
Blake D. Moret	(25%)	872,925	1,163,900		—	1,163,900	1,111,502	—
Nicholas C. Gangestad [1]	—	—	—	800,000	—	800,000	472,031	750,000
Scott A. Genereux [2]	—	—	—	600,000	—	600,000	400,000	300,000
Rebecca W. House	(15%)	510,000	600,000	—	3%	618,000	588,207	—
Frank C. Kulaszewicz	(15%)	595,765	700,900	—	3%	721,927	687,124	—
Steven W. Etzel [1]	(15%)	331,520	—	600,000	—	—	317,537	480,000
Patrick P. Goris [1]	(15%)	510,000	—	—	—	—	62,529	—

(1) Mr. Goris terminated as SVP & Chief Financial Officer effective November 13, 2020. Mr. Etzel served as interim SVP & Chief Financial Officer effective November 13, 2020 when his base salary increased to $600,000 until he retired April 30, 2021. Additionally, Mr. Etzel received a $480,000 cash bonus for his interim service. Mr. Gangestad was hired March 1, 2021 and received a $750,000 cash sign-on bonus with a two- year clawback provision.

(2) Mr. Genereux was hired February 1, 2021 and received a $300,000 cash sign-on bonus with a two-year clawback provision.

ANNUAL INCENTIVE COMPENSATION

We provide annual incentive opportunities to our NEOs under our ICP.

NEO TARGETS

At the start of each fiscal year, or upon hire, we establish for each executive an incentive compensation target equal to a percentage of the individual's base salary effective as of the fiscal year-end period. For the NEOs, the target is based on the median of the Peer Groups, with adjustments to reflect internal equity and other subjective factors.

Effective for fiscal 2021, the targets as a percentage of base salary (annual incentive targets) for our NEOs are provided below. Mr. Moret increased from 130% to 140% and Ms. House and Mr. Kulaszewicz increased from 70% to 80% to reflect each officer's scope of role, internal equity, and position relative to the market benchmarks. The table below summarizes the fiscal 2021 annual and prorated incentive targets for our NEOs eligible for fiscal 2021 ICP awards which can range from 0 to 200% of target incentive, in line with our pay-for-performance orientation:

Name	Annual Incentive Target (%)	Fiscal Year 2021 Prorated Incentive Target (%)
Blake D. Moret	140%	—
Nicholas C. Gangestad [1]	100%	58%
Scott A. Genereux [1]	80%	53%
Rebecca W. House	80%	—
Frank C. Kulaszewicz	80%	—

(1) For Messrs. Gangestad and Genereux, fiscal 2021 incentive is prorated for time worked in the fiscal period based on March 1, 2021 and February 1, 2021 date of hire, respectively.

2021 ICP MEASURES AND GOALS

The Committee annually reviews the compensation measures and weightings and our fiscal 2021 ICP was designed to reward our executives for achieving Company financial results. The following table indicates the fiscal 2021 ICP financial measures and weightings for assessment of Company-wide financial performance for all the NEOs:

2021 ICP COMPONENTS/WEIGHTING



ALL NEOs

40%
25%
15%
20%

■ Adjusted EPS ■ Organic Sales Growth ■ Organic Annual Recurring Revenue Growth ■ Free Cash Flow

PAYOUT TRIGGER: Adjusted EPS must be above $7.60 for any payout

Beginning in fiscal 2021, organic annual recurring revenue growth was added as one of the four incentive compensation measures, in lieu of return on invested capital (ROIC). Annual recurring revenue (ARR) enables measurement of progress in growing our recurring revenue business. It represents the annual contract value of all active recurring revenue contracts at any point in time. Recurring revenue is defined as a revenue stream that is contractual, typically for a period of 12 months or more, and has a high probability of renewal. The probability of renewal is based on historical revenue experience of the individual revenue streams, or management's best estimates if historical renewal experience is not available. Organic ARR growth is calculated as the dollar change in ARR between September 30, 2021 and September 30, 2020 and adjusted to exclude the effects of currency translation and acquisitions, divided by ARR as of September 30, 2020. Organic ARR growth, combined with organic sales growth, adjusted EPS, and free cash flow directly link incentive metrics to key company financial goals with a balance between earnings, sales, and capital management.

The Committee uses the Company's annual operating plan as the basis for setting goals for adjusted EPS, organic sales growth, free cash flow, and organic ARR growth under our incentive compensation plans. The ICP financial goals for fiscal 2021 are shown below. The Committee determined that meeting these goals would require significant effort and achievement on the part of the management team and all Company employees in the continued execution of our strategy. Target goals for adjusted EPS and organic sales growth were set at the midpoint of external guidance and higher than the performance levels achieved in fiscal 2020. Moreover, the Committee determined that no payments would be made under the ICP if adjusted EPS was less than $7.60—regardless of performance against any of the other financial goals. The Committee determined that the organic ARR growth of 25% and free cash flow goal of $1,043 million, set at 103% of adjusted income, were appropriate based on economic conditions and long-term sales growth expectations.

Beginning in fiscal 2021, the Company has changed its adjusted EPS definition to exclude the impact of purchase accounting depreciation and amortization attributable to Rockwell Automation, Inc. and the related tax effects of such exclusion ($0.28 in fiscal 2021). We believe this new definition provides more useful information about our operating performance and allows management and investors to better compare our operating performance period over period, given our increased inorganic investments.

While achieving our financial goals is extremely important in determining our annual incentive compensation, the ICP award process was refined in 2021 to include an adjustment based on strategic company goal performance. In 2021, our strategic goals were focused on organizational development and our cultural evolution that are foundational to driving business results and are inclusive of environmental, social, and governance (ESG) goals. Having the right environment where all people can be engaged and productive is critical to our success. A positive or negative ten percent adjustment to the fiscal 2021 annual ICP formula payout based on financial measure performance could be made based on the CEO and Committee's assessment of progress made in four tenets of our culture: strengthening our commitment to

and demonstration of integrity, diversity, equity and inclusion, comparing ourselves to the best alternatives, increased speed of decision making, and ensuring a steady stream of fresh ideas.

Additionally, the Committee can adjust the NEO payout based on individual performance downwards to zero or upwards to two times the NEOs target annual incentive amount.

2021 PERFORMANCE AND PAYOUT RESULTS

The following table shows the 2021 Company financial goals used to determine award payouts under our ICP for fiscal 2021 and our performance compared to those goals. Based on our above target performance of adjusted EPS, organic sales growth, and free cash flow performance, and progress toward our new organic ARR growth measure, we have 2021 ICP plan performance of 134.1% of target incentive for our NEOs.

As noted above, the ICP award process was refined to include an adjustment based on strategic company goal performance. In 2021, we made progress on all four of our culture tenets. In particular, our attraction and integration of new talent, including executive leaders and talent from recent acquisitions, demonstrated a successful focus on ensuring we have a steady stream of fresh ideas. Given the impact this progress had on our fiscal year 2021 results and how it positions us well for the future, upon recommendation of our CEO, the Committee made a positive adjustment of 5% of target to the calculated FY 2021 Incentive Plan Performance for all of our ICP plan participants, including our NEOs. This adjustment highlights the importance of our culture to delivering our strategy. No other individual NEO payout adjustments were made in 2021.

Financial Measure	Threshold 25% Payout	Target 100% Payout	Maximum 200% Payout	Actual	Weighting	Weighted Payout Result Percentage
Adjusted EPS[1]	$7.60	$8.65	$9.43	$9.10	40%	63.0%
Organic Sales Growth[2]	-2.0%	5.0%	10.0%	6.7%	25%	33.5%
Organic ARR Growth[3]	10%	25%	43%	18%	15%	9.9%
Free Cash Flow[4]	$889	$1,043	$1,202	$1,105	20%	27.7%
					100%	134.1%
Adjustment for performance against strategic goals						5.0%
Fiscal 2021 incentive plan earned payout						**139.1%**

Payout trigger: Adjusted EPS must be above $7.60 for any ICP payout

(1) Adjusted EPS is a non-GAAP earnings measure that excludes non-operating pension and postretirement benefit (cost) credit, purchase accounting depreciation and amortization attributable to Rockwell Automation, net income (loss) attributable to noncontrolling interests, and gains and losses on investments, including their respective tax effects. Non-operating pension and postretirement benefit (cost) credit is defined as all components of our net periodic pension and postretirement benefit cost except for service cost. In fiscal 2021, the adjusted EPS used for ICP purposes excluded a $0.71 gain from a legal settlement net of tax and a discrete tax benefit and excluded $0.38 of one-time incremental accelerated investment costs net of tax and negative impacts from acquisitions that were not a part of our original fiscal 2021 target. Historically, exclusions from adjusted EPS for ICP purposes have been both positive, such as in 2020, and negative, such as in 2021.

(2) Organic sales growth for the Company as used for ICP purposes is a non-GAAP financial measure and excludes the positive effects of changes in currency exchange rates (2.3%) and acquisitions and inorganic investments (1.5%). When we acquire businesses, we exclude sales in the current period for which there are no comparable sales in the prior period. We determine the effect of changes in currency exchange rates by translating the respective period's sales using the same currency exchange rates that were in effect during the prior year.

(3) ARR is a key metric that enables measurement of progress in growing our recurring revenue business. It represents the annual contract value of all active recurring revenue contracts at any point in time. Recurring revenue is defined as a revenue stream that is contractual, typically for a period of 12 months or more, and has a high probability of renewal. The probability of renewal is based on historical renewal experience of the individual revenue streams, or management's best estimate if historical renewal experience is not available. Organic ARR growth is calculated as the dollar change in ARR, adjusted to exclude the effects of currency translation and acquisitions, divided by ARR as of the prior period. The effects of currency translation are excluded by calculating Organic ARR on a constant currency basis. When we acquire businesses, we exclude the effect of ARR in the current period for which there was no comparable ARR in the prior period.

(4) We calculated free cash flow, a non-GAAP performance measure, for ICP purposes as cash provided by operating activities ($1,261 million), minus capital expenditures ($120 million), minus adjustments of ($36 million). This reflects $55 million of positive adjustments for the settlement of interest rate swaps, the impact of one-time incremental accelerated investments and the acquisitions. It also reflects $91 million of negative adjustment related to the cash received from a legal settlement, and an adjustment for a voluntary contribution to the US pension trust that was not made but included in the target. All amounts are net of tax. See Note 7, Long-term and Short-term Debt, to our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2021, for additional information regarding the interest rate swaps. Our definition of free cash flow for ICP purposes takes into consideration capital investments required to maintain the operations of our businesses and execute our strategy. Cash provided by operating activities adds back non-cash depreciation expense to earnings but does not reflect a charge for necessary capital expenditures. Our definition of free cash flow may differ from definitions used by other companies.

The following table includes the fiscal 2021 incentive payment calculations for our NEOs. Mr. Etzel is excluded as he received a one-time bonus of $480,000 as part of his interim assignment as SVP & Chief Financial Officer. Mr. Goris was not eligible because of his termination on November 13, 2020.

Name	Fiscal Year End Base Salary ($)	Annual Incentive Target (%)	Fiscal 2021 Prorated Incentive Target (%)	Fiscal 2021 Incentive plan earned payout (%)	Fiscal 2021 Incentive Payments ($)
Blake D. Moret	1,163,900	140%	—	139.1%	2,266,600
Nicholas C. Gangestad	800,000	100%	58%	139.1%	649,100
Scott A. Genereux	600,000	80%	53%	139.1%	445,200
Rebecca W. House	618,000	80%	—	139.1%	687,800
Frank C. Kulaszewicz	721,927	80%	—	139.1%	803,400

LONG-TERM INCENTIVES (LTI)

The principal purpose of our long-term incentives is to reward management for creating shareowner value and to align the financial interests of management and shareowners. The creation of shareowner value is important not only in absolute terms, but also relative to the value created as compared to other investment alternatives available to our shareowners. The Committee approves annual LTI awards for the CEO and executive officers, including the other NEOs, by individual and the CEO recommends to the Committee the LTI awards for other employees in total as a group.

As a critical element of our executive compensation program, at-risk long-term incentives make up the largest component of total pay for our NEOs. In fiscal 2021, the overall structure of our LTI program for executives continued to have three components but the allocation of stock options, performance shares, and restricted stock was adjusted to the following percentages of the total LTI value:

2021 LTI COMPONENTS/WEIGHTING



ALL NEOs

30%   30%   40%

■ Stock Options   ■ Performance Shares   ■ Restricted Stock

This allocation of LTI awards considers a review of market practice for our Peer Groups, our pay-for-performance philosophy, and strong emphasis on creating shareowner value and attracting and retaining talent.

We generally make LTI awards near the beginning of each fiscal year at the same time the Committee performs its annual management performance evaluation and takes other compensation actions. Annual LTI awards for officers occur on the same date as annual LTI awards for our other professional and managerial employees. As the grant date for our annual LTI awards generally occurs on the day the Committee meets in the first quarter of our fiscal year, the grant date is set in advance when the schedule of Committee meetings is arranged. We do not grant LTI awards in anticipation of the release of material non-public information. Similarly, we do not time the release of information based on LTI award grant dates.

We occasionally award LTI awards to new executives as they are hired or promoted during the year. These awards are approved by the Committee or through CEO delegation, and the award date is the date the award is approved or, if later, the start date for a new executive or promotion date.

In determining the fiscal 2021 LTI awards for the NEOs, the following factors were considered:

- information on each NEO's total compensation compared to the compensation for similar positions at the companies in the Peer Groups;
- our practice of moving compensation to market-competitive levels over two to three years following a significant promotion and to recognize development in an NEO's role (which affected compensation for Messrs. Moret, Goris, and Wlodarczyk);
- internal comparisons with other officers;

- historical information regarding the NEOs' long-term compensation opportunities; and
- past and expected future contributions to our long-term performance.

The following table includes the aggregate grant date fair value of awards granted in fiscal 2021. These amounts were determined using the valuation method described in the Grants of Plan-Based Awards Table. Mr. Moret received an LTI award that was 15% higher than prior year because of his leadership and competencies demonstrated in the role and his position to market median of our Compensation Peer Group. Messrs. Gangestad and Genereux were hired March 1, 2021 and February 1, 2021, respectively, and amounts below reflect LTI awards upon hire of restricted stock units that vest in three equal increments

at one, two, and three years after the grant date. The awards for Messrs. Gangestad and Genereux were required to induce them to join the Company and were intended to recognize they did not participate in the Company's fiscal 2021 annual LTI awards delivered December 2020. Ms. House received a one-time LTI award of $300,000 of restricted shares that vest three years after the award date in recognition of her promotion to Chief People & Legal Officer in addition to her annual LTI award of $1.2 million. Mr. Etzel received an LTI award of restricted stock in recognition of his agreement to delay his retirement to serve as interim SVP & Chief Financial Officer after Mr. Goris terminated from this role on November 13, 2020. Mr. Etzel's LTI award vested on October 31, 2021, which was six months after his April 30, 2021 retirement.

Name	Fiscal Year 2021 LTI ($)	Stock Options ($)	Performance Shares[1] ($)	Restricted Stock ($)
Blake D. Moret	6,504,183	1,952,544	2,600,922	1,950,717
Nicholas C. Gangestad	4,000,997	—	—	4,000,997
Scott G. Genereux	2,000,016	—	—	2,000,016
Rebecca W. House	1,503,013	360,555	481,432	661,026
Frank C. Kulaszewicz	1,302,379	391,064	520,185	391,130
Steven W. Etzel	601,848	—	—	601,848

(1) This column represents performance shares at target level performance and can range from 0 to 200%.

STOCK OPTIONS

We believe that stock options are an appropriate vehicle to reward management for increases in shareowner value, as they provide no value unless our share price increases. Our stock option grants vest in three equal increments one, two, and three years after the grant date, and have a 10-year life. The exercise price of all stock options is the fair market value of our stock at the close of trading on the date of the grant. We do not reprice stock options, and it is prohibited by our long-term incentive plan.

PERFORMANCE SHARES

Performance shares are designed to reward management for our relative TSR performance compared to our benchmarks over a three-year period. The payouts of performance shares granted

will be made in shares of our common stock or cash, as determined by the Committee, and will range from 0% to 200% of the target number of shares awarded. The performance shares are not eligible for dividends.

For performance shares awarded in fiscal 2021, we changed our relative performance benchmark group index to include companies that are more aligned with the Company's strategic direction as indicated below. We also updated the payout formula, as summarized below, to align more closely to our Compensation Peer Groups' prevalent practices to ensure we can attract and retain talent. The number of shares earned will be interpolated for results between those percentiles. If performance shares are earned but absolute TSR is negative, the number of shares earned will be capped at target.

	Threshold	Target	Maximum
Rockwell Automation TSR Performance Relative to S&P 500 Selected GICS (Capital Goods, Software and Services, and Technology, Hardware, and Equipment) over a Three-Year Period	25th Percentile	50th Percentile	75th Percentile
Percent of Target Shares Earned	50%	100%	200%

For performance shares awarded in fiscal 2019 and 2020, our relative TSR performance is compared to the S&P 500 Index and payout formula, as shown below. The number of shares earned will be interpolated for results between those percentiles. If performance shares are earned but absolute TSR for the three-year period is negative, the number of shares earned will be reduced by 50%.

	Threshold	Target	Maximum
Rockwell Automation TSR Performance Relative to S&P 500 Index over a Three-Year Period	30th Percentile	60th Percentile	75th Percentile
Percent of Target Shares Earned	0%	100%	200%

2019-2021 PERFORMANCE SHARE PAYOUT RESULTS

For the performance period from October 1, 2018, to September 30, 2021, our three-year TSR of 74.4% was at the 67th percentile of the companies in the S&P 500 Index, above the target 60th percentile, resulting in 144% of the target number of performance shares being earned. See footnote 4 to the Outstanding Equity Awards at Fiscal Year-End Table for information about the number of shares earned by the NEOs.

The following line graph compares the cumulative TSR of our common stock against the cumulative total return of the S&P 500 Index for the three-year period from October 1, 2018, to September 30, 2021, assuming in each case a fixed investment of $100 at the respective closing prices on September 30, 2018, and reinvestment of all dividends. Our cumulative three-year performance outpaced the S&P 500 Index, over the same period.

COMPARISON OF THREE-YEAR CUMULATIVE TOTAL RETURN ROCKWELL AUTOMATION, S&P 500 INDEX



The cumulative total returns on Rockwell Automation common stock and the S&P 500 Index as of each September 30 plotted in the above graph are as follows:

	9/30/2018	9/30/2019	9/30/2020	9/30/2021
Rockwell Automation*	$ 100.00	$ 89.96	$ 122.96	$ 166.39
S&P 500 Index	$ 100.00	$ 104.25	$ 120.05	$ 156.07
Cash dividends per common share	$ 3.51	$ 3.88	$ 4.08	$ 4.28

Includes the reinvestment of all dividends in our common stock.

We believe the TSR we have delivered, and the payout history of our long-term incentive plan demonstrates our pay-for-performance philosophy and our emphasis on long-term incentives that are aligned with the interest of shareowners.

RESTRICTED STOCK

We grant restricted shares primarily to attract and retain high quality executives.

We previously granted shares of restricted stock that cliff-vested after three years, if continuously employed through the vesting date, and paid dividends quarterly in cash at the same time dividends were paid to shareowners. Effective with our annual awards granted on December 10, 2020, we grant restricted stock units that vest in three equal increments at one, two, and three years after the grant date. The restricted stock units accrue dividend equivalents that are paid in cash upon vesting of the underlying shares. We believe these changes align to prevalent market practice and better position us to attract and retain talent.

OUTSTANDING LTI AWARDS

Below includes a summary of our outstanding LTI awards granted during the last three years.

2019	2020	2021	2022	2023

December 4, 2018 Grant Date 2019–2021 Vest Period

- **45% Stock options –** vest over three years in three equal annual installments
- **40% Performance shares –** vest after three years based on TSR relative to S&P 500 with target payout at 60th percentile
- **15% Restricted stock –** vest after three years

December 5, 2019 Grant Date 2020–2022 Vest Period

- **45% Stock options –** vest over three years in three equal annual installments
- **40% Performance shares –** vest after three years based on TSR relative to S&P 500 with target payout at 60th percentile
- **15% Restricted stock –** vest after three years

December 10, 2020 Grant Date 2021–2023 Vest Period

- **30% Stock options –** vest over three years in three equal annual installments
- **40% Performance shares –** vest after three years based on TSR relative to S&P 500 Capital Goods, Software and Services, and Technology, Hardware & Equipment with target payout at 50th percentile
- **30% Restricted stock –** vest over three years in three equal annual installments

PERQUISITES

During fiscal 2021, our officers received a very limited perquisite package that included personal liability insurance, annual physicals, and, if applicable, recreational activities at Board retreats, relocation assistance, expatriate benefits, and personal use of the Company plane. Upon retirement, officers may elect to continue the personal liability insurance coverage at their own expense. On occasion, and with the approval of our CEO, officers may have a family member accompany them on the Company plane when traveling on business. Personal use of the Company plane is generally prohibited; however, during fiscal 2021, Mr. Moret had three personal use trips to minimize the health risks during the COVID-19 pandemic. In line with our policy, Mr. Moret incurred taxable income for that travel. We do not in any way compensate officers for any income tax owed for personal travel.

OTHER

Our NEOs receive the same benefits as other eligible U.S. salaried employees. They participate on the same basis as other eligible U.S. salaried employees in our health and welfare plans, pension plan and 401(k) savings plan. Our non-qualified pension and savings plans use the same formulas as our qualified plans and provide benefits that may not be paid under our qualified plans due to limitations under the Internal Revenue Code of 1986, as amended (the "Code"). Our deferred compensation plan offers investment measurement options similar to those in our 401(k) savings plan and does not have any guaranteed rates of return.

COMPENSATION RISK ASSESSMENT

The Compensation and Talent Management Committee engages Willis Towers Watson annually to conduct a review of all of our compensation programs relative to the potential for incentives to motivate excessive risk-taking in a way that could materially affect the Company. Willis Towers Watson reviews the measures used in each program, the target-setting process, and the overall governance of our compensation plans. The 2021 review concluded that we have strong governance procedures and that our plans do not present a material risk to the Company or encourage excessive risk-taking by participants.

Willis Towers Watson determined our compensation programs do not encourage our executives to take excessive risk due to, among many considerations, the following plan design elements:

- Our ICP provides a balance among organic sales and ARR growth, earnings, and cash flow performance, limiting the effect of over-performance in one area at the expense of others
- Payouts under our ICP are capped at twice the NEO's ICP target, limiting excessive rewards for short-term results
- Our recoupment policy and clawback agreements mitigate against risk

- The Compensation and Talent Management Committee can reduce or withhold an incentive payment if it determines that the executive has caused the Company to incur excessive risk
- A majority of the total direct compensation for our NEOs is in the form of long-term incentives
- Our mix of equity award types appropriately motivates long-term performance

- A majority of our equity awards vest over a period of several years, which encourages a long-term focus
- Our NEOs are subject to stock ownership requirements, which align their long-term interests with the interests of our other shareowners

CHANGES IN COMPENSATION PROGRAM FOR FISCAL 2022

Based on our shareowner advisory vote on executive compensation, as well as input gained during shareowner outreach, the Compensation and Talent Management Committee determined that our current executive compensation program is well aligned with shareowner interests and expectations.

PEER GROUP

Following a rigorous process review of our Compensation Peer Group, led by Willis Towers Watson, the Compensation and Talent Management Committee removed Regal Beloit and Vishay Intertechnology from the 2022 peer group to better align our peer group with our Company's revenue and market capitalization. Additions to the 2022 peer group include Palo Alto Networks to increase the peer group focus on the Systems and Software industry sector in alignment with the business strategy and Emerson Electric Co. as a direct competitor for talent.

BASE SALARY

The salaries for NEOs, excluding Messrs. Moret, Etzel and Goris, were increased 3.25% effective on January 3, 2022, consistent with the merit increases for all employees.

ANNUAL INCENTIVE COMPENSATION

For fiscal 2022, NEOs annual incentive compensation measures will be subject to ICP financial measures that remain the same as in fiscal 2021 as explained above.

In fiscal 2022, there were no changes in the annual incentive compensation target as a percentage of base salary for our NEOs except for Mr. Moret who was increased from 140% to 150% by the Committee. Target amounts will generally be earned under our ICP if we achieve our financial goals for the year, and maximum payouts will be earned if we significantly exceed the goals. In determining the payout curves, the Committee considered:

- actual fiscal 2021 performance,
- the rate of growth required to achieve our goals, and
- the impact of global macroeconomic factors on the Company's business prospects.

The Committee determined that no payments will be made under the ICP if Adjusted EPS is less than $9.20—regardless of performance against any of the other financial measures.

While achieving our financial goals is extremely important in determining our annual incentive compensation, the 2022 ICP award process will continue to include an adjustment based on strategic company goal performance. In 2022, our strategic goals will continue to be focused on organizational development and our cultural evolution that are foundational to driving business results and are inclusive of environmental, social, and governance (ESG) goals. Having the right environment where all people can be engaged and productive is critical to our success. A positive or negative ten percent adjustment to the fiscal 2022 annual ICP formula payout based on financial measure performance could be made based on the CEO and Committee's assessment of progress made in four tenets of our culture: strengthening our commitment to and demonstration of integrity, diversity, equity and inclusion, comparing ourselves to the best alternatives, increased speed of decision making, and ensuring a steady stream of fresh ideas. Additionally, the Committee can adjust the NEO payout based on individual performance downwards to zero or upwards to two times the NEOs target annual incentive amount.

LONG-TERM INCENTIVES

In fiscal 2022, the overall structure of our long-term incentive program for executives will continue to have three components and remain unchanged from fiscal 2021. At its December 2021 meeting, the Committee approved the following annual grants of equity awards to the NEOs for fiscal 2022:

Name	Fiscal Year 2022 LTI ($)	Stock Options ($)	Performance Shares at Target ($)	Restricted Stock Units ($)
Blake D. Moret	9,000,000	30,794	7,481	7,698
Nicholas C. Gangestad	3,200,000	10,949	2,660	2,737
Scott G. Genereux	2,000,000	6,844	1,663	1,711
Rebecca W. House	1,800,000	6,159	1,497	1,540
Frank C. Kulaszewicz	1,300,000	4,448	1,081	1,112

We calculated the number of options, performance shares, and restricted stock units using the closing price of our common stock of $350.76 on the December 7, 2021, grant date. The exercise price of options continues to be the closing price on the date of the grant. The awards have terms and conditions as described in the Long-Term Incentives section above.

OTHER COMPENSATION POLICIES

CHANGE OF CONTROL AND SEVERANCE

We have change of control agreements with each of the NEOs and certain other officers. Our current agreements are effective if there is a change of control (as defined in the agreements) on or before September 30, 2022. These agreements are reviewed and renewed every three years.

For a description of the purpose and value of the change of control agreements, see "Potential Payments Upon Termination or Change of Control."

We do not have severance agreements in place with the NEOs for terminations other than those covered by our change of control agreements. However, we have at times entered into severance agreements with executives in connection with the termination of their employment, with the terms and conditions depending upon the individual circumstances of the termination, the transition role we expect from the executive, and the Company's best interests.

STOCK OWNERSHIP POLICY

We believe our focus on pay for performance is sharpened by aligning the long-term financial interests of our officers with those of our other shareowners. Accordingly, our stock ownership policy sets the following minimum ownership requirements for our officers. Our policy requires the following ownership requirement for our NEOs:

	Common Stock Market Value (Multiple of Base Salary)
Chief Executive Officer	6
Senior Vice Presidents	3

Officers must meet the ownership requirement within five years. There is also a hold-until-met requirement that prohibits an officer below the ownership guideline from selling his or her shares of stock, except for sales to cover taxes, the exercise price of stock options, and transaction costs. In addition, the policy expressly encourages officers to use Rule 10b5-1 trading plans for transactions involving sales of Company common stock.

Effective October 27, 2021, the Board adopted an updated stock ownership policy that excludes stock option value in determining stock ownership. Shares owned directly (including restricted shares and restricted stock units) or through our savings plans (including share equivalents under our non-qualified savings plans) are considered in determining whether an officer meets the ownership requirements.

As of September 30, 2021, all NEOs met the stock ownership requirements, regardless of the exclusion of stock option values.

OFFICER TRADING RESTRICTIONS

Under our trading procedures, an officer may not engage in any transactions involving Company securities, including gifts and option exercises, without first obtaining pre-clearance of the transaction from our Chief People and Legal Officer or Assistant Secretary. Generally, trading is only permitted during announced trading periods. Employees subject to trading restrictions, including officers, may enter into a trading plan under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that would allow trades outside a trading period. Our policy on Rule 10b5-1 trading plans requires (i) plans to be entered into during an open trading window, (ii) trades to occur during a trading window unless the plan uses a limit price or is used to pay taxes on equity vesting outside a window, (iii) a 60-day wait before the first trade can occur (unless the trade is to cover taxes on equity vesting before then), and (iv) Company approval. Plans can be amended only during an open trading window and cannot be terminated except in extraordinary circumstances, subject in both cases to approval by our Chief People and Legal Officer.

We also have an anti-hedging policy that prohibits employees from engaging in any transaction that is designed or intended to hedge or otherwise limit exposure to decreases in the market value of Company stock, and an anti-pledging policy that prohibits officers from pledging Company securities.

RECOUPMENT POLICY, CLAWBACKS AND OTHER POST-EMPLOYMENT PROVISIONS

Our recoupment policy applies to current and former officers subject to Section 16 of the Exchange Act and includes a three-year lookback for incentive compensation from the time of a material restatement if a recoupment is required. Under the policy, in the event of a material restatement of our consolidated financial statements (other than any restatement required pursuant to a change in the applicable accounting rules), our Compensation and Talent Management Committee may, to the extent permitted by law and to the extent it determines that it is in our best interest to do so, require reimbursement or payment to us of the excess amount of any incentive compensation received by the officer during the three fiscal years preceding the date on which the Company determines, or reasonably should have determined, such restatement is required, over the amount of incentive compensation that would have been received by the officer had it been based on the restated financial statements or restated performance measure results.

The Compensation and Talent Management Committee believes that the Company's clawback policy is in keeping with good standards of corporate governance and mitigates the potential for excessive risk taking by Company executives.

Additionally, our equity award agreements contain certain post-employment restrictive covenants, including two-year non-competition and non-solicitation covenants, that give the Company the right, in the event of a breach, to recoup the gain on any shares of Company common stock acquired during the two years before the date of the officer's retirement or other termination of employment.

DEDUCTIBILITY

The Tax Cuts and Jobs Act of 2017 enacted significant changes to Section 162(m) of the Code, including the repeal of the "performance-based" compensation exemption and the expansion of the definition of "covered employees". As a result of these changes, we expect that compensation to NEOs in excess of $1 million will not be deductible by the Company unless it qualifies for limited transition relief that applies to certain arrangements in place as of November 2, 2017, that have not been materially modified.

SUMMARY COMPENSATION TABLE

The following table sets forth the total compensation of each of the NEOs for the fiscal years ended September 30, 2021, 2020 and 2019.

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
Blake D. Moret President & Chief Executive Officer	2021	1,111,502	0	4,551,639	1,952,544	2,266,600	3,572,868	128,317	13,583,470
	2020	1,030,769	0	3,133,316	2,520,180	0	2,595,298	93,092	9,372,656
	2019	1,123,103	0	2,806,825	2,251,076	1,105,600	4,344,133	79,428	11,710,165
Nicholas C. Gangestad[8] Senior Vice President & Chief Financial Officer	2021	472,031	750,000	4,000,997	0	649,100	0	114,994	5,987,122
Scott A. Genereux Senior Vice President, Chief Revenue Officer	2021	400,000	300,000	2,000,016	0	445,200	0	38,844	3,184,060
Rebecca W. House Senior Vice President, Chief People & Legal Officer & Secretary	2021	588,207	0	1,142,458	360,555	687,800	0	57,602	2,836,622
	2020	522,733	0	562,063	452,340	0	0	54,933	1,592,069
	2019	526,013	0	563,291	452,167	274,900	0	71,873	1,888,244
Frank C. Kulaszewicz Senior Vice President Lifecycle Services	2021	687,124	0	911,315	391,064	803,400	716,528	30,470	3,539,901
	2020	650,962	0	729,160	585,170	0	1,194,468	23,545	3,183,306
	2019	677,397	0	730,352	585,540	410,000	1,905,302	33,347	4,341,938
Steven W. Etzel[8] Former Senior Vice President & Chief Financial Officer	2021	341,383	480,000	601,848	0	0	1,002,971	10,633	2,436,835
Patrick P. Goris[8] Former Senior Vice President & Chief Financial Officer	2021	75,811	0	0	0	0	0	500	76,311
	2020	556,161	0	952,414	768,260	0	442,380	26,266	2,745,481
	2019	566,734	0	787,645	631,082	329,700	583,394	32,075	2,930,630

(1) For Messrs. Etzel and Goris, amount includes an accrued vacation payout due to their separation from the Company, in addition to fiscal 2021 salary paid.

(2) Amounts in this column represent the cash sign-on bonus upon hire inclusive of two-year clawback upon certain terminations for Messrs. Gangestad and Genereux and the fiscal 2021 cash payment as part of interim assignment for Mr. Etzel.

(3) Amounts in this column represent the grant date fair value of restricted stock and performance share awards granted calculated in accordance with U.S. GAAP. The grant date fair value of restricted stock was $251.24, $247.68, $246.77, $219.52, $196.43, and $171.46 per share for March 1, 2021, February 1, 2021, December 10, 2020, October 1, 2020, December 5, 2019, and December 4, 2018, respectively. Performance share awards are valued at the target number of shares with a grant date fair value of $298.10, $265.04, and $155.04, for 2021, 2020, and 2019, respectively. The assumptions applicable to these valuations are set forth in Note 13, Share-Based Compensation, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2021. The amounts shown may not correspond to the actual value that may be realized by the NEOs. If the performance share awards are valued at two times the target number of shares (the maximum potential payout), then for fiscal 2021 the stock award amount would increase by $2,600,923, $520,185, and $481,432, for Messrs. Moret and Kulaszewicz and Ms. House, respectively. For additional information on awards made in fiscal 2021, see the Grants of Plan-Based Awards Table and Outstanding Equity Awards at Fiscal Year-End Table.

(4) Amounts in this column represent the grant date fair value of option awards granted calculated in accordance with U.S. GAAP. The grant date fair value was $55.47, $35.90, and $32.53 per share for December 10, 2020, December 5, 2019, and December 4, 2018, respectively. The assumptions applicable to these valuations are set forth in Note 13, Share-Based Compensation, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2021. The amounts shown may not correspond to the actual value that may be realized by the NEOs. For additional information on awards made in fiscal 2021, see the Grants of Plan-Based Awards Table and Outstanding Equity Awards at Fiscal Year-End Table.

(5) This column represents amounts paid under our ICP for performance in the fiscal year. For more information about our ICP, see the "Compensation Discussion and Analysis" and Grants of Plan-Based Awards Table.

(6) We do not pay "above market" interest on non-qualified deferred compensation; therefore, this column reflects changes in pension values only. Messrs. Moret, Kulaszewicz, Etzel, and Goris participate in two pension plans with the same requirements and benefits as other employees hired or rehired before July 1, 2010. The changes in pension value amounts for each year and for each NEO represent the difference from September 30 of the prior year to September 30 of each year in the actuarial present value of the NEOs accrued pension benefit at their unreduced retirement age under our qualified and non-qualified pension plans, except for Mr. Etzel's qualified pension plan as a result of a fiscal year lump sum payout. These amounts are based on benefits provided by the plan formula described on page 57 and converted to a present value using a discount rate which was 3.10% in fiscal 2021, 2.90% in fiscal 2020, and 3.30% in fiscal 2019. For information on the formula and assumptions used to calculate these amounts, see the Pension Benefits Table. Mr. Etzel's change in pension value is consistent with the above description for his non-qualified pension plan and, for his qualified pension plan, reflects the change from September 30, 2020 actuarial present value accrued pension benefit at his unreduced retirement age to his lump sum payout of $1,735,018 during fiscal 2021. Mr. Goris had a decrease of $22,348 combined in his qualified and nonqualified change in pension plan value. Messrs. Gangestad and Genereux and Ms. House do not participate in the qualified and non-qualified pension plans as they were hired after the plans were closed to new participants (July 1, 2010).

(7) This column represents the Company matching contributions for the NEOs under our savings plans, cash dividends paid on restricted stock held, and for Ms. House, a 4% non-elective contribution (NEC) (for information on NEC, see Pension Benefits Table and Non-Qualified Deferred Compensation sections below). The aggregate amount of personal benefits and perquisites provided to each NEO during fiscal 2021, 2020, and 2019 (except for Mr. Moret in 2021 and 2020 and Mr. Gangestad in 2021) was less than $10,000 and, therefore, not included in All Other Compensation. Amounts included in this column for Mr. Moret were related to personal use of the Company airplane because of safety precautions related to the pandemic and personal liability insurance and are included based on the incremental cost to the Company for those benefits. Amounts included in this column for Mr. Gangestad were related to relocation costs, executive physicals, and personal liability insurance and are included based on the incremental cost to the Company for those benefits.

(8) Mr. Goris terminated as SVP and Chief Financial Officer of the Company effective November 13, 2020. Mr. Etzel was interim SVP and Chief Financial Officer until Mr. Gangestad was elected Officer on March 1, 2021.

ALL OTHER COMPENSATION TABLE

The following table describes each element of the All Other Compensation column in the Summary Compensation Table for fiscal 2021.

Name	Value of Company Contributions to Plans[1] ($)	Dividends on Restricted Stock[2] ($)	Tax Gross Up[3] ($)	Perquisites[3] ($)	Total ($)
Blake D. Moret	33,279	66,185	—	28,853	128,317
Nicholas C. Gangestad	11,523	34,080	17,204	52,187	114,994
Scott A. Genereux	12,923	25,921	—	—	38,844
Rebecca W. House	39,316	18,286	—	—	57,602
Frank C. Kulaszewicz	15,132	15,338	—	—	30,470
Steven W. Etzel	8,981	1,652	—	—	10,633
Patrick P. Goris	500	—	—	—	500

(1) This column includes the Company matching contributions to the NEOs' 401(k) savings plan and non-qualified savings plan accounts and for Ms. House, a 4% NEC of $21,709 as she was hired after July 1, 2010. Messrs. Gangestad and Genereux will be eligible for a NEC contribution in fiscal 2022. This is consistent with the practice we use for all eligible employees. For information on our Company match and NEC, see Pension Benefits Table and Non-Qualified Deferred Compensation section below. The Company match to the savings plans was suspended for all plan participants effective April 27, 2020 and reinstated after the fiscal year-end period, effective December 7, 2020. In addition, on December 7, 2020, the Company made a one-time voluntary NEC of $500 to U.S. based employees eligible to participate in the Rockwell Savings plan as of September 30, 2020, which includes Messrs. Moret, Kulaszewicz, Etzel, Goris, and Ms. House.

(2) This column represents cash dividends paid on restricted shares of $40,810, $13,600, $10,250, and $1,652 for Mr. Moret, Ms. House, Mr. Kulaszewicz, and Mr. Etzel, respectively. We began granting restricted stock units on December 10, 2021 that have dividend equivalents payable in cash upon vest of underlying shares. This column also represents the dividends accrued in fiscal 2021 of $25,375, $34,080, $25,921, $4,686, $5,088, for Mr. Moret, Mr. Gangestad, Mr. Genereux, Ms. House, and Mr. Kulaszewicz, respectively.

(3) The aggregate amount of personal benefits and perquisites provided to each NEO (except for Mr. Moret and Mr. Gangestad) during fiscal 2021 was less than $10,000 and, therefore, not included in All Other Compensation. Amounts included in this column for Mr. Moret were related to personal use of the Company airplane as a result of safety precautions related to the pandemic in the amount of $26,180 and personal liability insurance and are included based on the incremental cost to the Company for those benefits. The incremental cost for personal use of company aircraft is calculated by taking total variable costs divided by total flight hours. Amounts included in this column for Mr. Gangestad were related to relocation costs of $44,297 consistent with the Company's U.S. Domestic Executive Homeowner Relocation policy, executive physicals, and personal liability insurance and are included based on the incremental cost to the Company for those benefits. Mr. Gangestad was also provided tax-gross up on the relocation benefits.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information about equity and non-equity awards made to the NEOs in fiscal 2021. Mr. Goris terminated his employment November 13, 2020 and did not earn fiscal 2021 Non-Equity Incentive Plan or Equity Incentive Plan Awards so is excluded from this table.

Name	Grant Type	Grant Date[3]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards[4]: Number of Shares of Stock or Units (#)	All Other Option Awards[5]: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards[6] ($ / Sh)	Grant Date Fair Value of Stock and Option Awards[7] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Blake D. Moret	Incentive Compensation	–	0	1,629,460	3,258,920							
	Performance Shares	12/10/2020				0	8,725	17,450				2,600,922
	Restricted Stock Units	12/10/2020							7,905			1,950,717
	Stock Options	12/10/2020								35,200	246.77	1,952,544
Nicholas C. Gangestad	Incentive Compensation	–	0	466,667	933,334							
	Restricted Stock Units	3/1/2021							15,925			4,000,997
Scott A. Genereux	Incentive Compensation	–	0	213,333	426,667							
	Restricted Stock Units	2/1/2021							8,075			2,000,016
Rebecca W. House	Incentive Compensation	–	0	494,400	988,800							
	Performance Shares	12/10/2020				0	1,615	3,230				481,432
	Restricted Shares	10/1/2020							1,370			300,742
	Restricted Stock Units	12/10/2020							1,460			360,284
	Stock Options	12/10/2020								6,500	246.77	360,555
Frank C. Kulaszewicz	Incentive Compensation	–	0	577,542	1,155,084							
	Performance Shares	12/10/2020				0	1,745	3,490				520,185
	Restricted Stock Units	12/10/2020							1,585			391,130
	Stock Options	12/10/2020								7,050	246.77	391,064
Steven W. Etzel	Incentive Compensation	–	0	0	0							
	Restricted Shares	11/13/2020							2,510			601,848

(1) These columns show the potential value of the cash payout for each NEO under the ICP for fiscal 2021 if the threshold, target and maximum goals are met. For each NEO, excluding Mr. Etzel, an incentive compensation target equal to a percentage of the individual's base salary is set at the beginning of the year or upon hire. Amounts shown are based on base salary at September 30, 2021 and reflect the annual incentive prorated for time worked during the fiscal year. Actual ICP payments may be higher or lower than the target based on financial and individual performance. The Compensation and Talent Management Committee has discretion to change the amount of any award regardless of whether the goals are met, and payouts are capped at twice the individual's ICP target.

(2) These columns show the threshold, target and maximum payouts under performance shares awarded during fiscal year 2021. The payout in respect of these performance shares will be made in shares of our common stock and/or cash in an amount determined based on the TSR of our common stock, assuming reinvestment of all dividends, compared to the performance of companies in the S&P 500 Index of Selected GICS (Capital Goods, Software and Services, and Technology, Hardware, and Equipment)(Index) for the period from October 1, 2020 to September 30, 2023, if the individual continues as an employee until the third anniversary of the grant date (subject to provisions relating to the grantee's death, disability or retirement or a change of control of the Company). The payouts will be at zero, the target amount and the maximum amount if our TSR is equal to or less than the 25th percentile, equal to the 50th percentile and equal to or greater than the 75th percentile of the TSR of companies in this Index, respectively, over the applicable three-year period, with the payout interpolated for results between those percentiles. We use the 20-trading day average trading price of our common stock ending September 30 to determine the starting price and the final TSR. The potential value of a payout will fluctuate with the market value of our common stock.

(3) In fiscal 2021, annual equity grants were made to NEOs at the Compensation and Talent Management Committee meeting on December 10, 2020, excluding Messrs. Gangestad and Genereux. Messrs. Gangestad and Genereux were granted awards on March 1, 2021 and February 1, 2021, respectively, when elected SVP & Chief Financial Officer and SVP, Chief Revenue Officer, respectively. Ms. House was granted additional restricted shares on October 1, 2020.

(4) This column shows the number of restricted stock shares or units granted in fiscal 2021 to the NEOs. The grant date fair value of restricted stock was $251.24, $247.68, $246.77, and $219.52 per share for awards granted on March 1, 2021, February 1, 2021, December 10, 2020, and October 1, 2020, respectively, computed in accordance with U.S. GAAP and the assumptions set forth in Note 13, Share-Based Compensation, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2021. The restricted stock units granted March 1, 2021, February 1, 2021, and December 10, 2021 vest 1/3 on each of the first, second, and third anniversaries of the grant dates (subject to provisions related to the grantee's death, retirement or a change of control), the restricted shares granted October 1, 2020 to Ms. House vest in full on the third anniversary of the grant date (subject to provisions related to the grantee's death, retirement or a change of control), and the restricted shares granted November 13, 2020 to Mr. Etzel vested on October 31, 2021, six months after his April 30, 2021 retirement. Shares of restricted stock are entitled to cash dividends payable upon dividend payment date. Restricted stock units accrue dividend equivalents that are payable in cash when the underlying shares vest.

(5) This column shows the number of stock options granted in fiscal 2021 to the NEOs under our 2012 Long-Term Incentives Plan, as amended. The options vest and become exercisable in three substantially equal installments beginning one year after the grant date. The grant date fair value of the awards granted on December 10, 2020, computed in accordance with U.S. GAAP, was $55.47 per share. This amount was calculated using the Black-Scholes pricing model and the assumptions set forth in Note 13, Share-Based Compensation, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2021.

(6) This column shows the exercise price for stock options granted, which was the closing price of our common stock on December 10, 2020, the grant date of the options.

(7) This column shows the aggregate grant date fair value of the performance share awards at target, which was based on $298.10 per share computed in accordance with U.S. GAAP and the assumptions set forth in Note 13, Share-Based Compensation, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2021. The aggregate grant date fair value of the performance share awards at two times the target number of shares was $5,201,844, $962,864, and $1,040,370 for Mr. Moret, Ms. House, and Mr. Kulaszewicz, respectively.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table provides information about equity awards made to the NEOs that are outstanding as of September 30, 2021. Mr. Goris terminated his employment November 13, 2020 and forfeited his unvested Option and Stock Awards so is excluded from this table.

		Option Awards[1]					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Blake D. Moret	12/10/2020		35,200		246.77	12/10/2030	7,905	2,324,386	8,725	2,565,499
	12/5/2019	23,399	46,801		196.43	12/5/2029	4,280	1,258,491	8,650	2,543,446
	12/4/2018	46,133	23,067		171.46	12/4/2028	4,380	1,287,895	13,260	3,898,970
	12/8/2017	57,100			192.86	12/8/2027				
	12/6/2016	62,400			136.40	12/6/2026				
	7/1/2016	24,400			115.89	7/1/2026				
	12/3/2015	27,600			104.08	12/3/2025				
	12/2/2014	24,400			115.69	12/2/2024				
	12/4/2013	900			108.89	12/4/2023				
Nicholas C. Gangestad	3/1/2021						15,925	4,682,587		
Scott A. Genereux	2/1/2021						8,075	2,374,373		
Rebecca W. House	12/10/2020		6,500		246.77	12/10/2030	1,460	429,298	1,615	474,875
	10/1/2020						1,370	402,835		
	12/5/2019	4,199	8,401		196.43	12/5/2029	770	226,411	1,550	455,762
	12/4/2018	9,266	4,634		171.46	12/4/2028	880	258,755	2,660	782,146
	12/8/2017	10,200			192.86	12/8/2027				
Frank C. Kulaszewicz	12/10/2020		7,050		246.77	12/10/2030	1,585	466,053	1,745	513,100
	12/5/2019	5,266	10,868		196.43	12/5/2029	1,000	294,040	2,010	591,020
	12/4/2018	5,833	6,001		171.46	12/4/2028	1,140	335,206	3,450	1,014,438
	12/8/2017	8,000			192.86	12/8/2027				
Steven W. Etzel	11/13/2020						2,510	738,040		
	12/5/2019	799	1,601		196.43	12/5/2029			141	41,460
	12/4/2018	333	834		171.46	12/4/2028			385	113,205
	12/8/2017	2,500			192.86	12/8/2027				
	12/6/2016	700			136.40	12/6/2026				

(1) All option awards vest 1/3 on each of the first, second, and third anniversaries of the grant date (subject to provisions related to the grantee's death, retirement or a change of control).

(2) All restricted stock vests in full on the third anniversary of the grant date (subject to provisions related to the grantee's death, retirement or a change of control). All restricted stock units granted December 10, 2020, February 1, 2021, and March 1, 2021, vest 1/3 on each of the first, second, and third anniversaries of the grant date (subject to provisions related to the grantee's death, retirement or a change of control).

(3) The market value of the stock awards is based on the closing market price of our common stock as of September 30, 2021, which was $294.04.

(4) This column shows the target number of performance shares outstanding. The payout can be from 0% to 200% of the target as described in footnote 2 to the Grants of Plan-Based Awards Table. All performance shares will vest and be paid out on the third anniversary of the grant date (subject to provisions relating to the grantee's death, disability or retirement or a change of control). The performance shares awarded on December 4, 2018 were earned at 144% of target. The Compensation and Talent Management Committee approved at its October 2021 meeting the payout of such performance shares in shares of our common stock, which resulted in the following number of shares being delivered to the NEOs, excluding Mr. Goris who was not employed at the time of the December 4, 2021 vesting and Messrs. Gangestad and Genereux who were hired after the December 4, 2018 award date:

Name	Shares of Common Stock Delivered in Respect of Performance Shares Awarded on December 4, 2018 and Vested on December 4, 2021
Blake D. Moret	19,095
Rebecca W. House	3,831
Frank C. Kulaszewicz	4,968
Steven W. Etzel	555

OPTION EXERCISES AND STOCK VESTED TABLE

The following table provides additional information about stock option exercises and shares acquired upon the vesting of stock awards, including the value realized, during the fiscal year ended September 30, 2021 by the NEOs. Messrs. Gangestad and Genereux began employment during fiscal year 2021 so are excluded from this table.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise[1] (#)	Value Realized on Exercise[2] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
Blake D. Moret	37,600	5,979,039	11,257	2,809,747
Rebecca W. House	14,600	1,870,804	2,016	503,194
Frank C. Kulaszewicz	10,999	755,611	3,262	814,195
Steven W. Etzel	10,033	1,663,730	975	245,305
Patrick P. Goris	52,665	4,320,971	—	—

(1) Mr. Kulaszewicz retained 999 shares.
(2) Based on the closing price of our common stock on the NYSE on the exercise date or vesting date, as applicable.

PENSION BENEFITS TABLE

The following table shows the present value of accumulated benefits as of September 30, 2021 payable to the NEOs under the Rockwell Automation Pension (Qualified) Plan and Rockwell Automation Pension (Non-Qualified) Plan based on the assumptions described in footnote 1 to this table.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
Blake D. Moret	Rockwell Automation Pension (Qualified) Plan	37	1,854,862	—
	Rockwell Automation Pension (Non-Qualified) Plan	37	15,204,691	—
Nicholas C. Gangestad[2]	Rockwell Automation Pension (Qualified) Plan	—	—	—
	Rockwell Automation Pension (Non-Qualified) Plan	—	—	—
Scott A. Genereux[2]	Rockwell Automation Pension (Qualified) Plan	—	—	—
	Rockwell Automation Pension (Non-Qualified) Plan	—	—	—
Rebecca W. House[2]	Rockwell Automation Pension (Qualified) Plan	—	—	—
	Rockwell Automation Pension (Non-Qualified) Plan	—	—	—
Frank C. Kulaszewicz	Rockwell Automation Pension (Qualified) Plan	36	1,741,176	—
	Rockwell Automation Pension (Non-Qualified) Plan	36	6,288,504	—
Steven W. Etzel[3]	Rockwell Automation Pension (Qualified) Plan	32	—	1,735,081
	Rockwell Automation Pension (Non-Qualified) Plan	32	2,734,550	—
Patrick P. Goris	Rockwell Automation Pension (Qualified) Plan	16	597,488	—
	Rockwell Automation Pension (Non-Qualified) Plan	16	1,169,513	—

(1) These amounts have been determined using the assumptions set forth in Note 14, Retirement Benefits, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2021, and represent the accumulated benefit obligation for benefits earned to date, based on age, service and earnings through the measurement date of September 30, 2021.

(2) Messrs. Gangestad and Genereux and Ms. House were hired after the pension plans were closed to new participants on July 1, 2010. They are eligible for an NEC described below. Ms. House received a total NEC of $21,709 during fiscal 2021 in her Qualified and Non-Qualified Savings Plans. Messrs. Gangestad and Genereux are eligible for their first NEC payment in fiscal 2022.

(3) Mr. Etzel retired April 30, 2021 and elected the lump sum qualified plan benefit which was paid during fiscal 2021.

The NEOs, excluding Messrs. Gangestad and Genereux and Ms. House, participate in two pension plans with the same requirements and benefits as other employees: the Rockwell Automation Pension Plan (the Qualified Pension Plan), which is qualified under the Code, and the Rockwell Automation Non-Qualified Pension Plan (the Non-Qualified Pension Plan), which is an unfunded, non-qualified plan. The Qualified Pension Plan provides retirement benefits to nearly all U.S. employees of the Company hired before July 1, 2010. The Qualified Pension Plan and the Non-Qualified Pension Plan were closed to new participants hired or re-hired on or after July 1, 2010. In place of becoming a participant in the Qualified Pension Plan and, if applicable, the Non-Qualified Pension plan, employees hired or re-hired on or after July 1, 2010, including Messrs. Gangestad and Genereux and Ms. House, are eligible for an NEC in the Qualified and, if applicable, Non-Qualified Savings Plan. The NEC is based on a combination of age and service and the percentage contribution is outlined in the Non-Qualified Savings Plan section below. The NEC formula is the same for both the Qualified Savings Plan and the Non-Qualified Savings Plan.

The Non-Qualified Pension Plan provides benefits that may not be paid from the Qualified Pension Plan due to limitations imposed by the Code on qualified plan benefits. Non-Qualified Pension Plan benefits are provided to any U.S. salaried employee whose benefits are affected by these limits. Our policy with respect to funding our pension obligations is to fund at least the minimum amount required by applicable laws and governmental regulations. We maintain a rabbi trust for our non-qualified plans, including the Non-Qualified Pension Plan, which we will fund in the event there is a change of control of the Company.

Effective January 1, 2011, the pension plans were amended to allow participants to elect a lump sum payment instead of an annuity option offered under the plans. The present values in the above table are determined based on assumptions required by SEC rules, which are different from those used to calculate the lump sum payment under the plans. Note that due to Code Section 409A regulations, if an NEO elected to receive his or her benefit from the Non-Qualified Plan in the form of a lump sum, he or she would not be eligible to receive the lump sum payment for at least five years.

For employees hired before July 1, 2010, benefits provided by both the Qualified Pension Plan and the Non-Qualified Pension Plan have the same requirements for vesting, which occurs at five years of service credit. Benefits in both plans are determined using the same formula. Named executive officers do not receive any additional service or other enhancements in determining the form, timing or amount of their benefits.

NORMAL RETIREMENT BENEFITS

- Normal retirement benefits are payable at age 65 with five years of service.

EARLY RETIREMENT WITH REDUCED BENEFITS

- Reduced early retirement benefits after 10 years of service are payable at the earlier of either:
  - age 55 or older; or
  - 75 or more points (age plus credited service equals or exceeds 75).

The reduction for early retirement benefits is determined using an actuarial equivalence with an applicable interest rate and mortality table. Currently, Messrs. Moret and Kulaszewicz have met the eligibility requirements for early retirement with a reduced benefit.

- An optional early distribution was added to the Qualified Pension Plan starting January 1, 2014, for those who do not meet early or normal retirement eligibility described above. The reduction in benefits is determined using an actuarial equivalence with the applicable interest rate and mortality table as used for lump sum calculations.

PENSION PLAN FORMULA

- Pension plan benefits are payable beginning at a named executive officer's normal retirement date and are determined by the following formula:
  - Two-thirds (66 2/3%) of the participant's average monthly earnings up to $1,666.67;
  - Multiplied by a fraction, not to exceed 1.00, the numerator of which is the participant's years of credited service, including fractional years, and the denominator of which is thirty-five (35);
  - Plus 1.50% of the participant's average monthly earnings in excess of $1,666.67 times the participant's years of credited service, including fractional years, up to a maximum of thirty-five (35) years;
  - Plus 1.25% of the participant's average monthly earnings in excess of $1,666.67 times the participant's years of credited service, including fractional years, in excess of thirty-five (35) years;

- Less 50% of primary Social Security benefit times a fraction not to exceed 1.00, the numerator of which is the participant's years of credited service, including fractional years, and the denominator of which is thirty-five (35).

Average monthly earnings represent the monthly average of the participant's pensionable earnings for the highest five calendar years during the last 10 calendar years while the participant was actively employed. A participant's earnings used for calculating pension plan benefits (pensionable earnings) include base salary and annual incentive compensation awards. Awards of stock options, restricted stock, performance shares and performance-based long-term cash awards, and all other cash awards are not considered when determining pension benefits.

DISABILITY PENSION BENEFITS

Disability pension benefits are available under the Qualified Pension Plan and the Non-Qualified Pension Plan to active employees before age 65 upon total and permanent disability if the participant has at least 15 years of credited service or at least 10 years of credited service with 70 points or more (age plus credited service is equal to or greater than 70). The benefit is generally calculated in the same manner as the normal retirement benefit.

PENSION BENEFITS PAYABLE TO BENEFICIARIES UPON DEATH OF A PARTICIPANT

- Pension benefits under the Qualified Pension Plan and the Non-Qualified Pension Plan are payable to the participant's beneficiaries upon the death of the participant.
- The surviving spouse will receive a monthly lifetime benefit calculated as if the participant retired and elected the 50% surviving spouse option.
- If the participant dies after starting to receive benefits, the benefit payments are processed in accordance with the benefit option selected.

- If the retiree has started monthly pension benefit payments, the beneficiary is eligible for a lump-sum death benefit equal to $150 per year of credited service up to $5,250.
- If the participant elects the lump sum payment option and the lump sum payment is made, no further benefits are provided to the beneficiary or surviving spouse upon death of the participant.

NON-QUALIFIED DEFERRED COMPENSATION

The following table provides information on our non-qualified defined contribution and other non-qualified deferred compensation plans in which all eligible U.S. salaried employees, including the NEOs, participate, which consist of the following:

ROCKWELL AUTOMATION NON-QUALIFIED SAVINGS PLAN (THE NON-QUALIFIED SAVINGS PLAN)

Our U.S. employees, including the NEOs, whose earnings exceed certain applicable federal limitations on compensation that may be recognized under our Qualified Savings Plan, are entitled to defer earnings on a pre-tax basis to the Non-Qualified Savings Plan. Company matching contributions that cannot be made to the Qualified Savings Plan due to applicable federal tax limits are also made to the Non-Qualified Savings Plan. Under the Qualified Savings Plan, we match half up to 7% of the employee's eligible earnings contributed to the plan each pay period, subject to a maximum amount of earnings under applicable federal tax regulations. Company matching contributions to the Non-Qualified Savings Plan were suspended for all plan participants effective April 27, 2020 and reinstated effective December 7, 2020. In addition, on December 7, 2020, the Company made a one-time voluntary NEC of $500 to U.S. based employees eligible to participate in the Rockwell Savings plan as of September 30, 2020, which includes Messrs. Moret, Kulaszewicz, Etzel, Goris, and Ms. House. Earnings under the Non-Qualified Savings Plan are credited to participant accounts on a daily basis in the same manner as under the Qualified Savings Plan. Investment options are selected by the participant, may be changed daily, and include the same fund and Company stock investments that are offered by the Qualified Savings Plan. No preferential interest or earnings are provided under the Non-Qualified Savings Plan. Account balances under the Non-Qualified Savings Plan are distributed in a lump-sum cash payment within 60 days after the end of the month

occurring six months, or five years if elected, after the employee terminates employment or retires.

In addition to the Company matching contributions, an NEC is provided for employees hired or rehired on or after July 1, 2010. If employed on the last day of the year, eligible employees receive an annual NEC benefit equal to eligible pay multiplied by a percentage based on "points", which equal the sum of age and years of service as of each December 31 and based on the following chart. The NEC is provided by the end of the first quarter of the following year.

Total Points (Age + Years of Service as of 12/31)	Percentage of Pay Contributed as NEC
<40	3.00%
40-59	4.00%
60-79	5.00%
80+	7.00%

All NEOs, except for Messrs. Gangestad and Genereux and Ms. House, were hired before July 1, 2010 and are not eligible for an NEC. Ms. House received a total NEC of $21,709 during fiscal 2021 in her Qualified and Non-Qualified Savings Plans. Messrs. Gangestad and Genereux will be eligible for their first NEC payment in fiscal 2022.

CURRENT ROCKWELL AUTOMATION DEFERRED COMPENSATION PLAN (THE DEFERRED COMPENSATION PLAN)

Our U.S. salaried employees in career band E, including the NEOs, may elect annually to defer up to 50% of base salary and up to 100% of their annual incentive compensation award to the Deferred Compensation Plan.

MATCHING

For participants who defer base salary to the plan, we provide a matching contribution equal to what we would have contributed to the Qualified Savings Plan or Non-Qualified Savings Plan for the deferred amounts.

DISTRIBUTION ELECTIONS

- *For contributions before 2005.* Participants could opt to receive the deferred amounts on a specific date, at retirement, or in installments up to 15 years following retirement. Participants may make a one-time change of distribution election or timing (at least one year before payments would otherwise begin).

- *Contributions after January 1, 2005.* Participants may elect either a lump-sum distribution at termination of employment or

installment distributions for up to 15 years following retirement. Participants may make a one-time change of the distribution election or timing (at least one year before payments would otherwise begin), provided that the changed distribution cannot begin until five years after the original distribution date.

TIMING OF DISTRIBUTIONS

- *For contributions before 2005.* We make distributions within the first 60 days of a calendar year.

- *For contributions after January 1, 2005.* We make distributions beginning in July of the year following termination or retirement. Ongoing installment payments are made in February of each year.

- *Earnings on deferrals.* Participants select investment measurement options, including hypothetical fund investments that correspond to those offered by the Qualified Savings Plan, excluding the Company's stock. Investment measurement options may be changed daily. Earnings are credited to participant accounts on a daily basis in the same manner as under the Qualified Savings Plan. No preferential interest or earnings are provided under the Deferred Compensation Plan.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last Fiscal Year[1] ($)	Registrant Contributions in Last Fiscal Year[2] ($)	Aggregate Earnings in Last Fiscal Year[3] ($)	Aggregate Withdrawals/ Distributions[4] ($)	Aggregate Balance at Last Fiscal Year End[5] ($)
Blake D. Moret	55,331	22,629	122,639	—	780,116
Nicholas C. Gangestad	124,585	11,523	(886)	—	135,222
Scott A. Genereux	24,231	12,115	25	—	36,371
Rebecca W. House	21,005	17,379	42,375	—	241,198
Frank C. Kulaszewicz	63,652	9,914	113,433	—	683,017
Steven W. Etzel	11,217	2,019	18,281	—	120,558
Patrick P. Goris	10,985	—	39,115	(452,789)	—

(1) These amounts include contributions made by each NEO to the Non-Qualified Savings Plan. Mr. Gangestad also contributed to the Deferred Compensation Plan. These amounts are also reported in the "Salary" column in the Summary Compensation Table.

(2) These amounts represent Company matching contributions for each NEO under the Non-Qualified Savings Plan. The Company match to the savings plans was suspended for all plan participants effective April 27, 2020 and reinstated December 7, 2020. These amounts are also reported in the "All Other Compensation" column in the Summary Compensation Table and as part of the "Value of Company Contributions to Plans" column in the All Other Compensation Table. As noted earlier, Messrs. Gangestad and Genereux and Ms. House were hired after July 1, 2010 and do not participate in our pension plans. Ms. House received a total NEC of $21,709 during fiscal 2021 in her Qualified and Non-Qualified Savings Plans. Messrs. Gangestad and Genereux were not eligible for the 2020 NEC payment.

(3) These amounts include earnings (losses), dividends and interest provided on current contributions and existing balances, including the change in value of the underlying investment options in which the NEO is deemed to be invested. These amounts are not reported in the Summary Compensation Table as compensation.

(4) Mr. Goris terminated employment November 13, 2020, and his account balance was distributed in a lump-sum cash payment within 60 days after the end of the month occurring six months, after termination.

(5) These amounts represent each NEO's aggregate balance in the Non-Qualified Savings Plan at September 30, 2021. The amounts also include the contributions made by each NEO to the Non-Qualified Savings Plan and Deferred Compensation Plan, which are also reported in the "Salary" column of the Summary Compensation Table, and the Company matching contributions, which are also reported in the "All Other Compensation" column in the Summary Compensation Table for each fiscal year. The amounts included in the Summary Compensation Table for fiscal 2019 for Messrs. Moret, Goris, and Kulaszewicz, and Ms. House are $76,107, $56,918, 78,666, and $52,175, respectively; and for fiscal 2020 for Messrs. Moret, Goris, and Kulaszewicz, and Ms. House are $56,475, $48,877, $65,102, and $42,608, respectively; and for fiscal 2021 for Messrs. Moret, Gangestad, Genereux, Kulaszewicz, Etzel, and Goris, and Ms. House are $77,960, $136,108, $36,346, $73,566, $13,236, $10,985, and $38,384, respectively.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The tables and narrative below describe and quantify compensation that would become payable to the NEOs under existing plans and arrangements if the NEO's employment had terminated on September 30, 2021, for the reasons set forth below. We do not have employment agreements with the NEOs but do have change of control agreements with the NEOs and certain other officers. There are two main purposes of these agreements.

- They provide protection for the executive officers who would negotiate any potential acquisition of the Company, thus encouraging them to negotiate a good outcome for shareowners, without concern that their negotiating stance will put at risk their financial situation immediately after an acquisition.

- The agreements seek to ensure continuity of business operations during times of potential uncertainty, by removing the incentive to seek other employment in anticipation of a possible change of control.

In short, the change of control agreements seek to ensure that we may rely on key executives to continue to manage our business consistent with our best interests despite concerns for personal risks. We do not believe these agreements encourage our executives to favor or oppose a change of control. We believe these agreements strike a balance that the amounts are neither so low to cause an executive to oppose a change of control nor so high as to cause an executive to favor a change of control. In addition, we have at times entered into severance agreements with executive officers in connection with the termination of their employment, with the terms and conditions depending on the individual circumstances of the termination, the transition role we expect from the officer and our best interests. The information set forth below does not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees upon termination of employment, including unused vacation pay, distributions of balances under savings and deferred compensation plans and accrued pension benefits. The information set forth below also does not include any payments and benefits that may be provided under severance arrangements that may be entered into with any NEO upon termination of their employment.

We have change of control agreements with Mr. Moret, each of the other NEOs and certain other officers. These agreements become effective if there is a change of control (as defined in the agreements) on or before September 30, 2022. Each agreement provides for the continuing employment of the executive for two years after the change of control on conditions no less favorable than those in effect before the change of control. If the executive's employment is terminated by us without "cause" or if the executive terminates his or her employment for "good reason" (such as, diminution of responsibilities or a relocation) within that two-year period, each agreement entitles the executive to:

- severance benefits payable as a lump sum equal to two times (three times in the case of Mr. Moret) his or her annual compensation, including target ICP;
- annual ICP payment prorated through the date of termination payable as a lump sum, based upon the average of the previous three years' ICP payments; and
- continuation of other benefits and perquisites for two years (three years in the case of Mr. Moret).

The agreements do not include a provision that entitles the executives to receive tax gross-ups related to any excise tax imposed on change of control agreements. In each change of control agreement, the executive agreed to certain confidentiality provisions.

Under the change of control agreements, a change of control would include any of the following events:

- any "person", as defined in Section 13(d)(3) or 14(d)(2) of the Exchange Act, acquires 20 percent or more of our outstanding voting securities;
- a majority of our directors are replaced by persons who are not endorsed by a majority of our directors;
- we are involved in a reorganization, merger, sale of assets or other business combination that results in our shareowners owning 50% or less of our outstanding shares or the outstanding shares of the resulting entity; or
- shareowners approve a liquidation or dissolution of the Company.

The following table provides details with respect to potential post-employment payments to the NEOs, excluding Messrs. Etzel and Goris who terminated during fiscal 2021, under our change of control agreements in the event of separation due to a change of control of the Company, assuming a termination covered by the change of control agreement occurred on September 30, 2021.

Name	Cash ($)[1]	Equity ($)[2]	Pension/ NQDC ($)	Perquisites/ Benefits ($)[3]	Tax Reimbursement ($)[4]	Other ($)[5]	Total ($)
Blake D. Moret	9,504,147	22,938,390	0	55,477	0	100,000	32,598,014
Nicholas C. Gangestad	3,849,100	4,682,587	0	36,985	0	75,000	8,643,672
Scott A. Genereux	2,605,200	2,374,373	0	36,985	0	75,000	5,091,558
Rebecca W. House	2,545,700	4,725,395	0	36,985	0	75,000	7,383,079
Frank C. Kulaszewicz	3,003,405	5,343,539	0	36,985	0	75,000	8,458,928

(1) This column includes the severance value, which is base salary plus target annual ICP payout multiplied by three for Mr. Moret, and multiplied by two for Mr. Gangestad, Mr. Genereux, Ms. House, and Mr. Kulaszewicz. In the year of termination, the executive is also entitled to receive a prorated ICP payout based on the average of the previous three years' ICP payment (fiscal years 2019, 2020, and 2021). These amounts are $1,124,067, $649,100, $445,200, $320,900, and $404,467 for Mr. Moret, Mr. Gangestad, Mr. Genereux, Ms. House, and Mr. Kulaszewicz, respectively.

(2) Upon a change of control of the Company and, in the case of awards granted after February 2, 2010, if (1) the executive's awards are assumed or substituted with comparable awards by the surviving company in the change of control and such executive's employment is terminated within two years of the change of control for certain specified reasons or (2) the executive's awards are not assumed or substituted with comparable awards by the surviving company in the change of control, all outstanding stock options would become fully exercisable; the restrictions on all shares of restricted stock would lapse; and grantees of performance shares would be entitled to a performance share payout equal to 100% of the target shares. The following represents the value of unvested equity awards had a change of control occurred on September 30, 2021, using the fiscal year end price of our common stock of $294.04.

Name	Unvested Stock Options ($)	Unvested Restricted Stock ($)	Unvested Performance Shares ($)
Blake D. Moret	9,059,702	4,870,773	9,007,915
Nicholas C. Gangestad	—	4,682,587	—
Scott A. Genereux	—	2,374,373	—
Rebecca W. House	1,695,312	1,317,299	1,712,783
Frank C. Kulaszewicz	2,129,682	1,095,299	2,118,558

(3) Amounts include healthcare program subsidies provided to all employees and amounts received for personal liability insurance.

(4) Agreements do not include a provision that entitles the executives to receive tax gross-ups related to any excise tax imposed on change of control agreements.

(5) Estimated value of outplacement services.

The following table sets forth the treatment of equity-based awards upon termination of employment for the following reasons:

Reason	Options	Restricted Stock	Performance Shares[5]
Voluntary — Other than retirement[1]	Vested — can be exercised until the earlier of (i) three months after last date on payroll or (ii) the date the option expires Unvested — forfeited	Unearned shares forfeited	Unearned shares forfeited
Voluntary — Retirement[2]	If retirement occurs 12 months or more after grant date, unvested options continue to vest; otherwise all unvested options are forfeited. Vested options can be exercised until the earlier of (i) five years after retirement or (ii) the date the option expires.	If retirement occurs before 12 months after the grant date, all unearned shares forfeited. If retirement occurs 12 months or more after grant date and before the end of the restriction period, awards granted December 10, 2020 or later continue to vest and awards granted prior to December 10, 2020 have pro rata shares earned at retirement.	If retirement occurs before 12 months after the grant date, all unearned shares forfeited. If retirement occurs 12 months or more after grant date and before the end of the performance period, pro rata shares earned at the end of the performance period.
Involuntary — Cause[1]	Vested — forfeited Unvested — forfeited	Unearned shares forfeited	Unearned shares forfeited
Involuntary — Not for cause[1]	Vested — can be exercised until the earlier of (i) three months after last date on payroll or (ii) the date the option expires Unvested — continue to vest during salary continuation period; if vesting occurs in that period, can be exercised until the earlier of (i) three months after last date on payroll or (ii) the date the option expires; remaining unvested options forfeited	Unearned shares forfeited	Unearned shares forfeited
Death[3]	All options vest immediately and can be exercised until the earlier of (i) three years after death or (ii) the date the option expires	All restrictions lapse	Shares earned on a pro rata basis at the end of the performance period
Disability[4]	Vested — can be exercised until the earlier of (i) three months after the employee's last date on payroll or (ii) the date the option expires Unvested — continue to vest during salary continuation period; if vesting occurs in that period, can be exercised until the earlier of (i) three months after last date on payroll or (ii) the date the option expires; remaining unvested options forfeited	If disability continues for more than six months, all restrictions lapse	If disability continues for more than six months, pro rata shares earned at the end of the performance period

(1) Assuming a termination as of September 30, 2021, the NEOs would not receive any additional equity value in connection with voluntary terminations (other than retirement) or involuntary terminations (whether or not for cause).

(2) The value of the prorated restricted stock that is vested on an accelerated basis assuming a retirement as of September 30, 2021 for Messrs. Moret and Kulaszewicz would be $1,963,000 and $490,896, respectively. Messrs. Gangestad and Genereux and Ms. House do not qualify for retirement under the terms and conditions of their equity awards as of September 30, 2021.

(3) The value of the unvested stock options and restricted stock that vests on an accelerated basis assuming a termination as a result of death as of September 30, 2021 for Messrs. Moret, Gangestad, Genereux, Kulaszewicz, Etzel and Ms. House would be $13,930,475, $4,682,587, $2,374,373, $3,224,981, $258,505, and $3,012,612, respectively.

(4) The value of the unvested restricted stock that vests on an accelerated basis assuming a termination as a result of disability as of September 30, 2021 for Messrs. Moret, Gangestad, Genereux, Kulaszewicz, and Ms. House would be $4,870,773, $4,682,587, $2,374,373, $1,095,299, and $1,317,299, respectively.

(5) In the case of assumed terminations for retirement, death or disability as of September 30, 2021, the value of the vesting of pro rata performance shares is not determinable in such instances as the payout will be determined at the end of the applicable performance period.

RATIO OF ANNUAL COMPENSATION FOR THE CEO TO OUR MEDIAN EMPLOYEE

As required in Item 402(u) of Regulation S-K, we have estimated the ratio of the 2021 annual total compensation of our CEO to the annual total compensation of our median employee was 230 to 1, calculated as follows:

Blake Moret, Chairman and CEO, 2021 total compensation	$13,583,470
Median employee	$59,041
Ratio	230:1

As a global organization, approximately 61% of our 24,500 employees were located outside of the United States as of September 30, 2021. The countries with our largest number of employees are the United States, Mexico, China, and Poland. Consistent with our executive compensation program, our global compensation program is designed to be competitive in terms of both the position and the geographic location in which an employee is located. We have an Annual Employee Incentive Plan that covers the majority of our non-executive or non-sales employees worldwide and is linked to certain of the executive ICP financial metrics (adjusted EPS, organic sales growth, and organic ARR growth). Additionally, the majority of our employees worldwide participate in either a Company defined-contribution or defined-benefit pension plan, a mandatory plan, or combination of these.

We identified our median employee based on target cash compensation (base salary including overtime, if applicable, plus target annual cash incentive) of all our employees as of September 30, 2021. The median employee was employed in the United States. He was eligible for an NEC in the Qualified Savings Plan and does not participate in the Qualified Pension Plan that was closed to entrants hired or re-hired on or after July 1, 2010, as described under the Pension Benefits Table above. We calculated the median employee's compensation under the Summary Compensation Table rules and compared that to the annual total compensation of our CEO, as disclosed in the Summary Compensation Table.

AUDIT MATTERS

ITEM 3. PROPOSAL TO APPROVE THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent auditor. The Audit Committee annually evaluates the qualifications, performance and independence of the Company's independent auditor and considers whether there should be a change of the independent audit firm and potential impact of making a change. The Audit Committee has selected the firm of Deloitte & Touche LLP (D&T) as our independent registered public accounting firm for the fiscal year ending September 30, 2022 (the D&T appointment), subject to the approval of our shareowners. D&T and its predecessors have acted as the independent registered public accounting firm for the Company and its corporate predecessors since 1934, and for the Company and its accounting predecessors since 1967.

The Audit Committee reviews all non-audit services that the independent auditor may provide and conducts regular private sessions with the independent auditor. This review includes consideration of whether any non-audit services provided by the independent auditor are compatible with maintaining the firm's independence.

The Audit Committee annually reviews and evaluates the lead audit partner and is involved in the process of the independent audit firm's selection of a new lead audit partner when rotation is required after 5 years under the SEC's audit partner rotation rules. This year a new lead audit partner was selected as required by these rules effective for fiscal 2022. The selection process includes a meeting between the Chair of the Audit Committee and the candidate for lead audit partner as well as discussion by the full Audit Committee and with management.

Company policy generally restricts the hiring of certain individuals who have been employed by the independent auditor until after a two year "cooling off" period, which is more restrictive than regulatory requirements. We understand the need to maintain the independence of the Company's independent auditor both in appearance and in fact.

Before the Audit Committee selected D&T as its auditors for fiscal 2022, it carefully considered the independence and qualifications of that firm, including their performance in prior years, their tenure as our independent auditors, the appropriateness of their fees, and their reputation for integrity and for competence in the fields of accounting and auditing, with input from management on their assessment of D&T's performance. Based on this evaluation, the Audit Committee believes it is in the best interests of the Company and its shareowners for D&T to continue as its independent auditors for fiscal 2022.

We expect that representatives of D&T will attend the Annual Meeting to answer appropriate questions and make a statement if they desire to do so.

 **ITEM 3:** THE BOARD OF DIRECTORS RECOMMENDS THAT YOU **VOTE "FOR"** THE PROPOSAL TO APPROVE THE SELECTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

AUDIT FEES

The following table sets forth the aggregate fees for services provided by D&T for the fiscal years ended September 30, 2021 and 2020 (in millions), all of which were approved by the Audit Committee:

	Year Ended September 30,	
	2021	2020
Audit Fees		
Integrated Audit of Consolidated Financial Statements and Internal Control over Financial Reporting	$ 3.94	$ 3.97
Statutory Audits	1.66	1.57
Audit-Related Fees*	0.22	0.37
Tax Fees		
Compliance	0.03	0.02
All Other Fees**	0.01	0.01
TOTAL	$ **5.86**	$ **5.94**

*   Audit-related services primarily relate to audits of our Sensia joint venture and non-U.S. employee benefit plan audits and other compliance services.

**   Other fees include a license for an accounting research tool.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee is responsible for appointing, compensating and overseeing the work performed by D&T and audit services performed by other independent public accounting firms. The Audit Committee pre-approves all audit (including audit-related) services provided by D&T and others and permitted non-audit services provided by D&T in accordance with its pre-approval policies and procedures.

The Audit Committee annually approves the scope and fee estimates for the year-end audit of the Company, statutory audits and employee benefit plan audits. The Audit Committee receives reports from the Company's Chief Financial Officer and Controller on the appropriateness of the audit engagement fees and meets separately with management and the independent auditor to discuss and review the fees prior to engagement.

With respect to other permitted services to be performed by our independent registered public accounting firm, the Audit Committee has adopted a policy pre-approving certain categories and specific types of audit and non-audit services that may be provided by our independent registered public accounting firm on a fiscal year basis, subject to individual and aggregate monetary limits. The policy requires the Company's Controller or Chief Financial Officer to pre-approve the terms and conditions of any engagement under the policy. The Audit Committee must specifically approve any proposed engagement for an audit or non-audit service that does not meet the guidelines of the policy. The Audit Committee also authorized the Chair of the Audit Committee to pre-approve any individual service not covered by the general pre-approval policy, with any such approval reported by the Chair at the next regularly scheduled meeting of the Audit Committee. The Audit Committee annually reviews and approves the categories of pre-approved services and monetary limits under the pre-approval policy. The Company's Controller reports to the Audit Committee regarding the aggregate fees charged by D&T and other public accounting firms compared to the pre-approved amounts, by category.

AUDIT COMMITTEE REPORT

The Audit Committee assists the Board in overseeing and monitoring the integrity of the Company's financial reporting processes, its internal control and disclosure control systems, the integrity and audits of its financial statements, the Company's compliance with legal and regulatory requirements, the qualifications and independence of its independent registered public accounting firm and the performance of its internal audit function and independent registered public accounting firm.

Our Committee's roles and responsibilities are set forth in a written Charter adopted by the Board, which is available on the Company's website at *https://www.rockwellautomation.com* under the "Investors" link. We review and reassess the Charter annually, and more frequently as necessary to address any changes in NYSE corporate governance and SEC rules regarding audit committees, and recommend any changes to the Board for approval.

Management is responsible for the Company's financial statements and the reporting processes, including the system of internal control. Deloitte & Touche LLP (D&T), the Company's independent registered public accounting firm, is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, and on the Company's internal control over financial reporting.

Our Committee is responsible for overseeing the Company's overall financial reporting processes. In fulfilling our responsibilities for the financial statements for fiscal year 2021, we:

- reviewed and discussed the audited financial statements for the fiscal year ended September 30, 2021 and quarterly financial statements with management and D&T;

- reviewed management's assessment of the Company's internal control over financial reporting and D&T's report pursuant to Section 404 of the Sarbanes-Oxley Act;

- discussed with D&T the matters required to be discussed by Public Company Accounting Oversight Board (United States) (PCAOB) Auditing Standard No. 1301 "Communication with Audit Committees" and Rule 2-07 of SEC Regulation S-X relating to the conduct of the audit; and

- received written disclosures and the letter from D&T regarding its independence as required by PCAOB Ethics and Independence Rule 3526. We also discussed with D&T its independence.

We reviewed and approved all audit and audit-related fees and services. For information on fees paid to D&T for each of the last two years, see the section entitled *"Proposal to Approve the Selection of Independent Registered Public Accounting Firm"* in this proxy statement.

We considered the non-audit services provided by D&T in fiscal year 2021 and determined that engaging D&T to provide those services is compatible with and does not impair D&T's independence.

In fulfilling our responsibilities, we discussed with D&T the scope and plans for the annual audit and met with the Company's General Auditor and D&T, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal control over financial reporting and the overall quality of the Company's financial reporting, critical audit matters addressed during the fiscal year, and other matters as are required to be discussed by applicable requirements of the PCAOB and SEC. We considered the status of pending litigation, taxation matters and other areas of oversight relating to the financial reporting and audit processes that we determined appropriate. We discussed with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies. We also met separately with the Company's Chief Executive Officer, Chief Financial Officer, Controller, Chief People and Legal Officer and Ombuds.

Based on our review of the audited financial statements and the discussions and reports referred to above, we recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2021 for filing with the SEC.

Audit Committee

James P. Keane, *Chair*
William P. Gipson
Pam Murphy
Patricia A. Watson

STOCK OWNERSHIP INFORMATION

OWNERSHIP OF EQUITY SECURITIES OF THE COMPANY

DIRECTORS AND EXECUTIVE OFFICERS

The following table shows the beneficial ownership, reported to us as of November 1, 2021, of our common stock, including shares as to which a right to acquire ownership within 60 days exists, of each director, and each executive officer listed in the table on page 50 (NEOs) and of these persons and other executive officers as a group. On November 1, 2021, we had outstanding 115,983,877 shares of our common stock.

Name	Beneficial Ownership on November 1, 2021			
	Shares of Common Stock[1]	Derivative Securities[2]	Total Shares[1]	Percent of Class[3]
William P. Gipson	453[4]	—	453[5]	—
J. Phillip Holloman	0[4]	—	0[5]	—
Steven R. Kalmanson	11,611	—	11,611	—
James P. Keane	11,611	—	11,611	—
Blake D. Moret	49,051[6,7]	346,262	395,313	—
Pam Murphy	1,906		1,906	
Donald R. Parfet	11,443	—	11,443[5]	—
Lisa A. Payne	6,013	—	6,013	—
Thomas W. Rosamilia	4,699	—	4,699	—
Patricia A. Watson	3,296	—	3,296	—
Nicholas C. Gangestad	500	0	500[8]	—
Scott Genereux	0	0	0[8]	—
Rebecca W. House	6,201[6,7]	38,982	45,183	—
Frank C. Kulaszewicz	16,626[6,7]	38,379	55,005	—
Steven W. Etzel	8,331	6,521	14,852	—
Patrick P. Goris	0	0	0	
All of the above and other executive officers as a group (27 persons)	197,308[6,7]	598,037	795,845	0.68%

(1) *Each person has sole voting and investment power with respect to the shares listed (either individually or with spouse). None of the listed shares are pledged.*

(2) *Represents shares that may be acquired upon the exercise of outstanding stock options and settlement of performance shares and restricted stock units within 60 days.*

(3) *The shares owned by each person, and by the group, and the shares included in the number of shares outstanding have been adjusted, and the percentage of shares owned (where such percentage exceeds 1%) has been computed, in accordance with Rule 13d-3(d)(1) under the Exchange Act.*

(4) *Messrs. Gipson and Holloman defer all cash and stock compensation for services as a director to restricted stock units. Each restricted stock unit represents the right to receive one share of our common stock.*

(5) *Shares owned do not include 559, 11,764, and 2,162 restricted stock units granted under the 2020 Long-Term Incentives Plan and 2003 Directors Stock Plan as compensation for services as directors for Messrs. Gipson, Holloman, and Parfet, respectively.*

(6) *Includes shares held under our savings plan. Does not include 454, 66, 25, and 1,077 share equivalents for Messrs. Moret and Kulaszewicz, Ms. House, and the group, respectively, held under our non-qualified savings plan.*

(7) *Includes 8,660, 2,140, 3,020, and 26,054 shares granted as restricted stock under our 2012 Long-Term Incentives Plan and 2020 Long-Term Incentives Plan for Messrs. Moret and Kulaszewicz, Ms. House, and the group, respectively.*

(8) *Shares owned do not include 15,925 and 8,075 restricted stock units granted under the 2020 Long-Term Incentives Plan for Messrs. Gangestad and Genereux, respectively. Each restricted stock unit represents the right to receive one share of our common stock.*

CERTAIN OTHER SHAREOWNERS

Based on filings made under Sections 13(d) and 13(g) of the Exchange Act on or before December 14, 2021, the following table lists the persons who we believe beneficially owned more than 5% of our common stock as of such date.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class[1]
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	8,650,528[2]	7.4%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	11,401,551[3]	9.81%

(1)   The percent of class owned has been computed in accordance with Rule 13d-3(d)(1) under the Exchange Act.

(2)   Based on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 1, 2021. BlackRock and its named subsidiaries reported sole voting power for 7,472,904 shares and sole dispositive power for 8,650,528 shares.

(3)   Based on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 10, 2021. Vanguard reported sole voting power for 0 shares, sole dispositive power for 10,891,616 shares, shared voting power for 193,097 shares and shared dispositive power for 509,935 shares. According to the filing, Vanguard beneficially owns the shares as a registered investment adviser and through its subsidiaries as a result of serving as investment managers.

OTHER INFORMATION

SUPPLEMENTAL FINANCIAL INFORMATION

This proxy statement contains information regarding organic sales, free cash flow, free cash flow conversion, adjusted income, and adjusted EPS, which are non-GAAP financial measures. This proxy statement also contains information regarding organic annual recurring revenue growth, a key metric.

ORGANIC SALES

We translate sales of subsidiaries operating outside of the United States using exchange rates effective during the respective period. Therefore, changes in currency exchange rates affect our reported sales. Sales by acquired businesses also affect our reported sales. We believe that organic sales, defined as sales excluding the effects of acquisitions and changes in currency exchange rates, which is a non-GAAP financial measure, provides useful information to investors because it reflects regional and operating segment performance from the activities of our businesses without the effect of acquisitions and changes in currency exchange rates. We use organic sales as one measure to

monitor and evaluate our regional and operating segment performance. When we acquire businesses, we exclude sales in the current period for which there are no comparable sales in the prior period. We determine the effect of changes in currency exchange rates by translating the respective period's sales using the same currency exchange rates that were in effect during the prior year. When we divest a business, we exclude sales in the prior period for which there are no comparable sales in the current period. Organic sales growth is calculated by comparing organic sales to reported sales in the prior year, excluding divestitures.

ROCKWELL ORGANIC SALES GROWTH

	Year Ended September 30, 2021	Year Ended September 30, 2020
Reported sales growth	10.5%	(5.5)%
Effect of acquisitions	(1.5)%	(3.5)%
Effect of changes in currency	(2.3)%	1.2%
Organic sales growth	6.7%	(7.8)%

ORGANIC ANNUAL RECURRING REVENUE (ARR) GROWTH

Annual recurring revenue (ARR) is a key metric that enables measurement of progress in growing our recurring revenue business. It represents the annual contract value of all active recurring revenue contracts at any point in time. Recurring revenue is defined as a revenue stream that is contractual, typically for a period of 12 months or more, and has a high probability of renewal. The probability of renewal is based on historical renewal experience of the individual revenue streams, or management's best estimates if historical renewal experience is not available. Organic ARR growth is calculated as the dollar change in ARR, adjusted to exclude the effects of currency

translation and acquisitions, divided by ARR as of the prior period. The effects of currency translation are excluded by calculating Organic ARR on a constant currency basis. When we acquire businesses, we exclude the effect of ARR in the current period for which there was no comparable ARR in the prior period. Organic ARR growth is also used as a financial measure of performance for our annual incentive compensation. Because ARR is based on annual contract value, it does not represent revenue recognized during a particular reporting period or revenue to be recognized in future reporting periods and is not intended to be a substitute for revenue, contract liabilities, or backlog.

ROCKWELL ORGANIC ARR GROWTH

	Year Ended September 30, 2021
Organic ARR growth	18%

FREE CASH FLOW, FREE CASH FLOW CONVERSION, ADJUSTED INCOME AND ADJUSTED EPS

Our definition of free cash flow, which is a non-GAAP financial measure, takes into consideration capital investments required to maintain the operations of our business and execute our strategy. Cash provided by operating activities adds back non-cash depreciation expense to earnings but does not reflect a charge for necessary capital expenditures. Our definition of free cash flow excludes the operating cash flows and capital expenditures related to our discontinued operations, if any. In our opinion, free cash flow provides useful information to investors regarding our ability to generate cash from business operations that is available for acquisitions and other investments, service of debt principal, dividends and share repurchases. We use free cash flow, as defined, as one measure to monitor and evaluate our performance, including as a financial measure for our annual incentive compensation. Our definition of free cash flow may differ from definitions used by other companies.

FREE CASH FLOW (IN MILLIONS) AND FREE CASH FLOW CONVERSION

	Year Ended September 30, 2021	Year Ended September 30, 2020
Cash provided by operating activities	$ 1,261.0	$ 1,120.5
Capital expenditures	(120.3)	(113.9)
Free cash flow	$ 1,140.7[1]	$ 1,006.6
Adjusted income	$ 1,105.9	$ 919.2
Free cash flow conversion (i.e., free cash flow as a % of Adjusted income)	103%	110%

(1)   Free cash flow for ICP purposes is $1,105 million after excluding adjustments of $(36) million. This reflects $55 million of positive adjustments for the settlement of interest rate swaps, the impact of one-time incremental accelerated investments and the acquisitions. It also reflects $91 million of negative adjustment related to the cash received from a legal settlement, and an adjustment for a voluntary contribution to the US pension trust that was not made but included in the target. All amounts are net of tax.

Adjusted income and adjusted EPS are non-GAAP earnings measures that exclude non-operating pension and postretirement benefit (cost) credit, purchase accounting depreciation and amortization attributable to Rockwell Automation, net income (loss) attributable to noncontrolling interests, and gains and losses on investments, including their respective tax effects.

We believe that adjusted income and adjusted EPS provide useful information to our investors about our operating performance and allow management and investors to compare our operating performance period over period. Adjusted EPS is also used as a financial measure of performance for our annual incentive compensation. Our measures of adjusted income and adjusted EPS may be different from measures used by other companies. These non-GAAP measures should not be considered a substitute for net income attributable to Rockwell Automation, Inc. and diluted EPS.

The following are reconciliations of net income attributable to Rockwell Automation, Inc. and diluted EPS to adjusted income and adjusted EPS, respectively:

ADJUSTED INCOME (IN MILLIONS)

	Year Ended September 30, 2021	Year Ended September 30, 2020
Net Income attributable to Rockwell Automation, Inc.	$ 1,358.1	$ 1,023.4
Purchase accounting depreciation and amortization attributable to Rockwell Automation, net of tax effect	32.7	22.4
Non-operating pension and postretirement benefit cost, net of tax effect	47.8	27.3
Change in fair value of investments, net of tax effect	(332.7)	(153.9)
Adjusted income	$ 1,105.9	$ 919.2

ADJUSTED EPS

	Year Ended September 30, 2021	Year Ended September 30, 2020
Diluted EPS	$ 11.58	$ 8.77
Purchase accounting depreciation and amortization attributable to Rockwell Automation, net of tax effect	0.28	0.19
Non-operating pension and postretirement benefit cost, net of tax effect	0.41	0.23
Change in fair value of investments, net of tax effect	(2.84)	(1.32)
Adjusted EPS[1]	$ 9.43	$ 7.87

(1)   In fiscal 2021, the adjusted EPS used for ICP purposes is $9.10 after excluding a $0.71 gain from a legal settlement net of tax and a discrete tax benefit and excluding $0.38 of one-time incremental accelerated investment costs net of tax and negative impacts from acquisitions that were not a part of our original fiscal 2021 target. Historically, exclusions from adjusted EPS for ICP purposes have been both positive, such as in 2020, and negative, such as in 2021.

OTHER MATTERS

The Board does not know of any other matters that may be presented at the meeting. Our by-laws required notice by November 4, 2021, for any matter to be brought before the Annual Meeting by a shareowner. In the event of a vote on any matters other than those referred to in the accompanying Notice of 2022 Annual Meeting of Shareowners, proxies in the accompanying form will be voted in accordance with the judgment of the persons voting such proxies.

ANNUAL REPORT

Our Annual Report on Form 10-K, including financial statements and financial statement schedules, for the fiscal year ended September 30, 2021, was mailed with this proxy statement to shareowners who received a printed copy of this proxy statement. A copy of our Annual Report on Form 10-K is available on the internet as set forth in the Notice of Internet Availability of Proxy Materials.

We will send a copy of our Annual Report on Form 10-K to any shareowner without charge upon written request addressed to:

Rockwell Automation, Inc.

Shareowner Relations, E-7F19
1201 South Second Street
Milwaukee, Wisconsin 53204, USA
+1 (414) 382-8410

SHAREOWNER PROPOSALS FOR 2023 ANNUAL MEETING

If a shareowner wants to submit, in accordance with SEC Rule 14a-8, a proposal for possible inclusion in our proxy statement for the 2023 Annual Meeting of Shareowners, the proposal must be received by our Corporate Secretary at the address listed below by August 24, 2022.

Our by-laws provide proxy access to eligible shareowners. The proxy access by-law provides that a shareowner, or group of up to 20 shareowners, that owns 3% or more of the Company's outstanding common stock continuously for at least three years may submit director nominees for up to the greater of two directors or 20 percent of the Board (provided the shareowner or a group of shareowners and nominees satisfy specified requirements). A shareowner's notice of nomination of one or more director candidates to be included in the Company's proxy statement and ballot pursuant to Section 9 of Article II of our by-laws (a proxy access nomination) must be delivered to our principal executive offices no earlier than July 26, 2022 and no later than August 24, 2022 (i.e., no earlier than the 150th day and no later than the 120th day before the anniversary of the date the Company filed its proxy statement for the previous year's annual meeting with the SEC).

In addition, if a shareowner wants to propose any matter for consideration by the shareowners at the 2023 Annual Meeting of Shareowners, other than a matter brought pursuant to SEC Rule 14a-8 or a proxy access director nomination, or the person the shareowner wants to nominate as a director, our by-laws require

the shareowner to notify our Corporate Secretary in writing at the address listed below on or after October 4, 2022 and on or before November 3, 2022. If the number of directors to be elected to the Board at the 2023 Annual Meeting of Shareowners is increased and we do not make a public announcement naming all of the nominees for director or specifying the increased size of the Board on or before October 24, 2022, a shareowner proposal with respect to nominees for any new position created by such increase will be considered timely if received by our Corporate Secretary not later than the tenth day following our public announcement of the increase. The specific requirements and procedures for shareowner proposals to be presented directly at an Annual Meeting are set forth in our by-laws, which are available on our website at *www.rockwellautomation.com* on the "Investors" page under the heading "Corporate Governance."

To be in proper form, a shareowner's notice must include the information about the proposal or nominee as specified in our by-laws.

Notices of intention to present proposals or nominate directors at the 2023 Annual Meeting, and all supporting materials required by our by-laws, must be submitted to:

Rockwell Automation, Inc.

c/o Corporate Secretary
1201 South Second Street
Milwaukee, WI 53204

GENERAL INFORMATION ABOUT THE MEETING AND VOTING

DISTRIBUTION AND ELECTRONIC AVAILABILITY OF PROXY MATERIALS

This year we are once again taking advantage of SEC rules that allow companies to furnish proxy materials to shareowners via the internet. If you received a Notice of Internet Availability of Proxy Materials (Notice) by mail, you will not receive a printed copy of the proxy materials unless you specifically request one. The Notice instructs you on how to access and review this proxy statement and our 2021 Annual Report on Form 10-K as well as how to vote by internet. If you received the Notice and would still like to receive a printed copy of our proxy materials, you should follow the instructions for requesting these materials included in the Notice.

We will mail the Notice to certain shareowners by December 23, 2021. We will continue to mail a printed copy of this proxy statement and form of proxy to certain shareowners and we expect that mailing to begin on December 22, 2021.

SHAREOWNERS SHARING THE SAME ADDRESS

SEC rules permit us to deliver only one copy of our annual report and this proxy statement or the Notice to multiple shareowners who share the same address and have the same last name, unless we received contrary instructions from a shareowner. This delivery method, called "householding," reduces our printing and mailing costs. Shareowners who participate in householding will continue to receive separate proxy cards.

We will deliver promptly upon written or oral request a separate copy of our annual report and proxy statement or Notice to any shareowner who received these materials at a shared address. To receive a separate copy, please write or call Rockwell Automation Shareowner Relations, 1201 South Second Street, Milwaukee, Wisconsin 53204, USA, telephone: +1(414)382-8410.

If you are a holder of record and would like to revoke your householding consent and receive a separate copy of our annual report and proxy statement or Notice in the future, please contact Broadridge Financial Solutions, Inc. (Broadridge), either by calling +1(800)542-1061(toll free in the United States and Canada only) or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717, USA. You will be removed from the householding program within 30 days.

Any shareowners of record who share the same address and wish to receive only one copy of future Notices or proxy statements and annual reports for their household should contact Rockwell Automation Shareowner Relations at the address or telephone number listed above.

If you hold your shares in street name with a broker or other nominee, please contact them for information about householding.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

WHAT AM I VOTING ON?

You will be voting on whether to:

- elect as directors the four nominees named in this proxy statement;
- approve on an advisory basis the compensation of our named executive officers; and
- approve the selection by the Audit Committee of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2022.

WHO IS ENTITLED TO VOTE AT THE ANNUAL MEETING?

Only holders of record of our common stock at the close of business on December 6, 2021, the record date for the meeting, may vote at the Annual Meeting. Each shareowner of record is entitled to one vote for each share of our common stock held on the record date. On December 6, 2021, 116,013,254 shares of our common stock were outstanding and entitled to vote.

SHAREOWNER OF RECORD

You are considered a shareowner of record of our common stock if your shares are registered directly in your name with our transfer agent, EQ Shareowner Services (formerly Wells Fargo Shareowner Services).

STREET NAME SHAREOWNER

If you hold shares through a bank, broker or other nominee, you are considered a "beneficial owner" of shares held in "street name". If you hold shares in street name on the record date, you are entitled to vote them through your bank, broker or nominee who will send you these proxy materials and voting instructions.

HOW MAY I ATTEND THE ANNUAL MEETING?

Shareowners as of December 6, 2021, the record date, or individuals authorized as their duly appointed proxies, may attend the Annual Meeting. Shareowners of record and street name shareowners will be able to attend the Annual Meeting via live audio webcast, submit their questions during the meeting and vote their shares virtually at the Annual Meeting by visiting www.virtualshareholdermeeting.com/ROK2022. To participate in the Annual Meeting, you will need the control number included on your Notice or proxy card. In addition, a listen-only telephone line is included on your Notice or proxy card.

The Annual Meeting live audio webcast will begin promptly at 5:30 p.m. Central Time on Tuesday, February 1, 2022. We encourage you to access the meeting prior to the start time. Online check-in will begin at 5:15 p.m. Central Time, and you should allow ample time for the check-in procedures.

HOW DO I VOTE MY SHARES?

We encourage shareowners to vote their shares in advance of the Annual Meeting even if they plan to attend. Shareowners may vote virtually at the Annual Meeting. If you are a record holder and wish to vote virtually at the meeting, you may vote by obtaining a ballot at the meeting after entering your control number located on your Notice or proxy card. If you hold your shares in street name you may only vote your shares virtually at the Annual Meeting with a broker proxy because a street name shareowner is not the shareowner of record. You should follow your broker, bank or other nominee's procedures for obtaining a legal proxy.

In addition, you may vote by proxy:

- if you received a Notice, by submitting the proxy over the internet by following the instructions on the Notice; and
- if you received a paper copy of the proxy materials:
  - for shareowners of record and participants in our savings plans and EQ Shareowner Services Plus Plan (dividend reinvestment and stock purchase plan), by completing, signing and returning the enclosed proxy card or direction card, or via the internet or by telephone; or
  - for shares held in street name, by using the method directed by your broker or other nominee. You may vote over the internet or by telephone if your broker or nominee makes those methods available, in which case they will provide instructions with your proxy materials.

HOW WILL MY PROXY BE VOTED?

If you properly complete, sign and return a proxy or use our telephone or internet voting procedures to authorize the named proxies to vote your shares, your shares will be voted as specified. If your proxy card is signed but does not contain specific instructions, your shares will be voted as recommended by our Board, subject to applicable NYSE regulations.

For shareowners participating in our savings plans or in the EQ Shareowner Services Plus Plan, the trustee or administering bank will vote the shares that it holds for a participant's account only in accordance with instructions given in a signed, completed and returned proxy card or direction card, or in accordance with instructions given pursuant to our internet or telephone voting procedures. If they do not receive instructions, the shares will not be voted. To allow sufficient time for voting by the trustees of the savings plans, your voting instructions for shares held in the plans must be received by January 27, 2022.

MAY I CHANGE MY PROXY AFTER I VOTE MY SHARES?

For shareowners of record, you may revoke or change your proxy at any time before it is voted at the Annual Meeting by:

- delivering a written notice of revocation to the Secretary of the Company;
- submitting a properly signed proxy card with a later date;
- casting a later vote using the telephone or internet voting procedures; or
- voting virtually at the Annual Meeting (except for shares held in the savings plans).

If you hold your shares in street name, you must contact your broker or other nominee to revoke or change your proxy. Your proxy is not revoked simply because you attend the Annual Meeting.

WILL MY VOTE BE CONFIDENTIAL?

It is our policy to keep confidential all proxy cards, ballots and voting tabulations that identify individual shareowners, except (i) as may be necessary to meet any applicable legal requirements, and (ii) in the case of any contested proxy solicitation, as may be necessary to permit proper parties to verify the propriety of proxies presented by any person and the results of the voting. Representatives of Broadridge will tabulate votes and act as the independent inspector of election at this year's meeting. The independent inspector of election and any employees involved in processing proxy cards or ballots and tabulating the vote are required to comply with this policy of confidentiality.

WHAT IS REQUIRED FOR THERE TO BE A QUORUM AT THE ANNUAL MEETING?

Holders of at least a majority of the shares of our common stock issued and outstanding on the record date for the Annual Meeting must be present, in person or by proxy, for there to be a quorum in order to conduct business at the meeting.

HOW MANY VOTES ARE NEEDED TO APPROVE EACH OF THE PROPOSALS?

Proposal	Vote Required	Broker Discretionary Voting Allowed
Election of Directors	Plurality of votes cast	No
Advisory Approval of Executive Compensation	Majority of votes cast	No
D&T Appointment	Majority of votes cast	Yes

ELECTION OF DIRECTORS

Directors are elected by a plurality of votes cast. This means that the four nominees for election as directors who receive the greatest number of votes cast by the holders of our common stock entitled to vote at the meeting will become directors. In an uncontested election where the number of nominees equals the number of director seats up for election, all the nominees will be elected as long as there is a quorum and somebody votes for their election. The election of directors, however, is subject to our director resignation policy if a director fails to receive a majority vote.

Our Guidelines on Corporate Governance set forth our policy if a director is elected by a plurality of votes cast but receives a greater number of votes "withheld" from his or her election than votes "for"

such election. In an uncontested election, any nominee for director who receives more votes "withheld" than votes "for" his or her election must promptly tender his or her resignation to the Board. The Board Composition and Corporate Governance Committee will consider the resignation offer and make a recommendation to the Board. The Board will act on the tendered resignation within 90 days following certification of the election results. The Board Composition and Corporate Governance Committee, in making its recommendation, and the Board, in making its decision, may consider any factors or other information that it considers appropriate and relevant, including any stated reasons why the shareowners withheld votes from the director, the director's tenure, the director's qualifications, the director's past and expected contributions to the Board, and the overall composition of the Board. We will promptly disclose the Board's decision regarding whether to accept or reject the director's resignation offer in a Form 8-K furnished to the SEC. If the Board rejects the tendered resignation or pursues any additional action, the disclosure will include the rationale behind the decision. Any director who tenders his or her resignation may not participate in the Board Composition and Corporate Governance Committee deliberations and recommendation or in the Board's decision whether to accept or reject the resignation offer.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

An affirmative vote of the holders of a majority of the voting power of our common stock present in person or represented by proxy and entitled to vote on the matter is necessary to approve on an advisory basis the compensation of our NEOs, although such vote will not be binding on us.

D&T APPOINTMENT

An affirmative vote of the holders of a majority of the voting power of our common stock present in person or represented by proxy and entitled to vote on the matter is necessary to approve the D&T appointment.

HOW ARE VOTES COUNTED?

Under Delaware law and our certificate of incorporation and by-laws, all votes entitled to be cast by shareowners present in person or represented by proxy at the meeting and entitled to vote on the subject matter, whether those shareowners vote "for", "against" or abstain from voting, will be counted for purposes of determining the minimum number of affirmative votes required to approve the D&T appointment and approve on an advisory basis the compensation of our NEOs.

WHAT IS THE EFFECT OF AN ABSTENTION?

The shares of a shareowner who abstains from voting on a matter will be counted for purposes of determining whether a quorum is present at the meeting so long as the shareowner is present in person or represented by proxy. An abstention from voting on a matter by a shareowner present in person or represented by proxy at the meeting has no effect on the election of directors, but has the same legal effect as a vote "against" the proposals to approve the compensation of our NEOs, and the D&T appointment.

HOW WILL VOTES BE COUNTED ON SHARES HELD THROUGH BROKERS?

Brokers are not entitled to vote on the election of directors, or the advisory proposal to approve the compensation of our NEOs, unless they receive voting instructions from the beneficial owner. However, under NYSE rules, brokers may use discretionary authority to vote on "routine" items such as the ratification of auditors. If a broker does not receive voting instructions, the broker may return a proxy card voting on routine items with no vote on the election of directors, and the advisory proposal to approve the compensation of our NEOs, which is usually referred to as a broker non-vote. The shares of a shareowner whose shares are not voted because of a broker non-vote on a particular matter will be counted for purposes of determining whether a quorum is present at the meeting so long as the shareowner is represented by proxy. A broker non-vote has no effect on the election of directors, or the advisory proposal to approve the compensation of our NEOs.

CAN I RECEIVE ELECTRONIC ACCESS TO SHAREOWNER MATERIALS?

As noted above, SEC rules permit us to furnish proxy materials to shareowners via the internet. However, we may choose to continue to provide printed copies to certain shareowners. If we send you printed copies, you can help us reduce the environmental impact of our Annual Meeting by electing to access proxy statements, annual reports and related materials electronically instead of receiving these documents in print. You must have an e-mail account and access to the internet and expect to have such access in the future to be eligible for electronic access to these materials. To enroll for these services, please go to *https://enroll.icsdelivery.com/rok_* or visit our website at *www.rockwellautomation.com*, click on "Investors", then under "Shareowner Resources", click on "Investor Contact", and you will find the link under the subheading "Electronic Delivery" under "Transfer Agent & Dividends". If you own your shares through a broker or other nominee, you may contact them directly to request electronic access.

Your consent to electronic access will be effective until you revoke it. You may cancel your consent at no cost to you at any time by going to *https://enroll.icsdelivery.com/rok_* and following the instructions or by contacting your broker or other nominee.

EXPENSES OF SOLICITATION

We will bear the cost of the solicitation of proxies. We are soliciting proxies by mail, e-mail and through the Notice. Proxies also may be solicited personally, or by telephone or facsimile, by a few of our regular employees without additional compensation. In addition, we have hired Innisfree M&A Incorporated, 501 Madison Avenue, New York, NY 10022, for $17,500 plus associated costs and expenses to assist in the solicitation. We will reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their expenses for forwarding proxy materials to principals and beneficial owners and obtaining their proxies.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREOWNERS TO BE HELD ON FEBRUARY 1, 2022

This proxy statement and the Annual Report on Form 10-K for our fiscal year ended September 30, 2021, are available to you on the internet at *www.proxyvote.com.*

To view this material, you will need your control number from your proxy card.

The Annual Meeting (for shareowners as of the December 6, 2021 record date) will be held virtually on February 1, 2022, at 5:30 p.m. CST and may be accessed via www.virtualshareholdermeeting.com/ROK2022.

For instructions on how to attend the virtual meeting please refer to the section of this proxy titled *How May I Attend The Annual Meeting?* on page 73.

Shareowners will vote at the Annual Meeting on whether to:

1) elect James P. Keane, Blake D. Moret, Thomas W. Rosamilia, and Patricia A. Watson as directors;

2) approve on an advisory basis the compensation of our named executive officers as described in the proxy statement; and

3) approve the selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2022.

 THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF THE FOUR NAMED DIRECTORS AND THE PROPOSALS TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AND SELECTION OF DELOITTE & TOUCHE LLP

December 14, 2021



Rockwell Automation, Inc.
1201 South Second Street
Milwaukee, Wisconsin 53204, USA

www.rockwellautomation.com